PEREZ COMPANC S.A.

Financial Statements, Annual Report and Summary of Events

as of December 31, 2002 and 2001

Independent Public Accountant´s Report

TO OUR SHAREHOLDERS

The year 2002, the Company´s 5th fiscal year, elapsed within a particularly complicated domestic and international context that had a special impact on all the Company´s activities.

As from December 2001 and during 2002 first semester, Argentine markets were hit by a deep economic-financial crisis that entailed significant changes to the Company´s business structure.

Regulations such as the amendment to the Convertibility Law, with the consequent peso devaluation, the dedollarization and elimination of adjustment clauses on utility rates, the introduction of new tax measures such as taxes on exports, in addition to the upsurge of inflation, provoked a profound change in the macroeconomic scenario.

Considering the extraordinary context within which the Company had to operate, the Company´s business management during this year was focused on maximizing cash generation.

Based on such strategy, an action plan was implemented in 2002 mainly aimed at the refinancing a substantial portion of the financial debt, on the one hand, and reducing investments on account of the lack of financing derived from the systemic crisis in Argentina, on the other.

Early in 2002, the Company started the financial debt refinancing process completed in October. As anticipated, negotiations were developed within a complex political and economic scenario. The results, however, were successful since we achieved the renegotiaton of US$1,694 million of our total debt clearly improving the Company´s debt maturity profile.

Such a process evidenced investors´ and local and international financial institutions´confidence in the Company´s business prospects. Accordingly, the refinancing process will allow for a future improved development of the Company´s business plan.

Net income for fiscal year ended December 31, 2002 was a P$1,192 million net loss. Such loss was mainly attributable to:

-the impact of the peso devaluation on our foreign currency-denominated debt,

-equity in earnings of utility companies whose rates were dedollarized and whose debts, primarily denominated in dollars, increased as a result of devaluation,

-impairment of certain assets and operations.

Notwithstanding these effects, throughout 2002 the Company succeeded in maintaining a very good operating performance, as shown by the following performance indicators:

Net consolidated sales totaled P$4,521 million, accounting for a 27.1% increase mainly resulting from an increase in the main commodities prices and from the exchange rate applied on exports and foreign operations.

Operating income increased to P$1,285 million or 13.9% from P$1,128 million in the previous year. Sixty five per cent (65%) of this income was contributed by the Oil and Gas Exploration and Production business segment, 19% by Petrochemicals and the remaining 16% by the other businesses.

Operating income for the Oil and Gas Exploration and Production business segment increased to P$917 million or 56.5%, even when oil and gas sales volumes declined 2.9%, excluding the effect of the Pampa del Castillo-La Guitarra area sale.

Operating income for the Petrochemical business segment significantly rose to P$266 million or 329%, on account of increased international margins in styrenics and fertilizers. In addition, it is worth noting that Innova´s competitive advantages in Brazil, including, state-of-the-art technology, a cost-efficient structure and the plant´s strategic location, contributed to achieve such operating performance levels.

In 2002, we significantly moved forward in the strategy of positioning us as an integrated energy company. To such effect, the Company made several non-core divestments, such as Pecom Agra, Pecom Agropecuaria, Cerro Vanguardia and the forestry business All these transactions accounted for a significant cash generation.

Simultaneously, the Company started to produce oil at Block 18 (in Ecuador) with a daily production of 4.5 thousand barrels in December 2002.

Change in the Controlling Group

On October 17, 2002, the 58.62% equity interest in Perez Companc S.A. capital stock was sold to Petrobras Participaçoes, S.L. Such acquisition by Petrobras is directly related to its long term strategy aimed at internationalizing its businesses and becoming an integrated energy company with regional presence.

The combination of both companies gives rise to complementary advantages that provide an energy company such as Perez Companc the ability to continue with the implementation of its development plans.

Undoubtedly, such complementarity will grant the Company new competitive strengths. Along these lines, it is important to highlight that a series of initiatives aimed at activity integration with Petrobras are already in place and will allow to capture the benefits derived from the synergies resulting from such integration.

Outlook

As previously mentioned, while 2002 was a year of transition and adjustment to the new situation, we believe that 2003 is presenting a much different and positive picture with good expectations regarding the Company´s results of operations and cash generation on the basis of both the Company´s strength and the sustained product price level.

It is worth noting that as in other circumstances Perez Companc´s team renowned human quality and professional skills will be of the essence for such expectations to be met.

Throughout the year, we will continue evaluating all and every asset, in order to consolidate the Company´s portfolio with the most profitable assets having the greatest potential. Therefore, we will keep on concentrating our businesses on the Oil and Gas Exploration and Production, Oil and Gas Marketing and Transportation, Refining, Petrochemicals and Electricity businesses.

As part of our 2003 action plan, we expect to increase our capital expenditure budget compared to that of 2002. In such respect, investments will be mainly made in the Oil and Gas business, especially in Argentina, Venezuela and Ecuador.

Though 2002 was critical for utility companies, our expectations for 2003 performance are positive through the achievement of a reasonable and fair rate recovery.

After this pause in 2002 while continuously endeavored to pave the way toward business expansion, we can assure that the Company is solidly positioned to face 2003 short-term challenges and to resume the investment and growth plans within this new scenario.

JOSE EDUARDO de BARROS DUTRA

CHAIRMAN

MACROECONOMIC OVERVIEW

International Scenario

In the year 2002, the world economy started back on path of moderate recovery, though the recessive ghosts of 2001 were not left completely behind. The U.S. is expected to close 2002 with a 2.4% increase in GDP, as compared to a meager 0.3% in 2001. GDP is no longer boosted by vigorous investments, as it was during most of the 1990s. A permanent notion of the fight against terrorism has created a fear of retaliation that keeps investors away from high-risk assets. After a series of accounting-related scandals, investors have not gone back to stock markets in a determined manner, and stock prices have not recovered, even when the rise in the 1990s boom was lost in only two years. In this context of lack of confidence and adjustments by indebted companies, the Federal Reserve lowered the Fed Funds rate to 1,25% p.a., below expected inflation levels. The risk of deflation has inspired this monetary policy which, among other things, has enabled the U.S. to sustain durable goods purchase levels and residential investment, in addition to permitting the refinancing of private sector debts at lower interest rates. On the tax side, President George W. Bush´s administration has decided to enhance its expansion policy by increasing government spending, specially military spending, and by expanding the tax cuts established in the previous year. Thus, the tax surplus achieved by the previous administration was finally terminated. In line with the foregoing, and even when the U.S. economy has grown faster than Europe´s and Japan´s, the dollar has been heavily depreciated. This is due to a change in portfolios to the detriment of the dollar, rather than intrinsic strengths of other economic regions. This is clearly evidenced by the substantial appreciation of gold, a traditional refuge at times such as this.

Europe, in turn, has seen its growth stagnated this year, due to slower U.S. recovery and also to Europe´s own tax restrictions and a belated reaction by the European Central Bank, which was reluctant to lower interest rates in spite of the fact that inflation had ceased to be a threat.

A substantial cut in quotas established by the OPEC early in 2002, although never strictly complied with, helped boost oil prices by around 7 dollars, up from 20 dollars per barrel early the same year. This increase, which was due to reduced supply levels, was accompanied by the fear of a U.S. invasion of Iraq and its uncertain impact on crude oil supply. In addition to this impact on prices, an oil strike in Venezuela instantly crippled production and exports of crude oil from that country. As a result of these three reasons, crude oil prices skyrocketed to nearly 33 dollars per barrel. In January 2003, when prices hit US$35 per barrel, the OPEC decided to mitigate this escalation and expanded its quota by 1.5 million bbl/d, up to 24.5 million bbl/d. This notwithstanding, neither this action nor the partial recovery of production in Venezuela have achieved the goal of lowering prices, in the face of increased extraordinary demand brought about by a heavy winter season in the Northern hemisphere and consumer countries´ decision to build up extra stocks for fear of supply problems whose duration is as uncertain as the conflict itself.

Argentina

Throughout 2002, Argentina experienced two clearly different scenarios. Thus, the first semester was marked by the immediate consequences of the country´s decision not to pay its debts owing to private creditors, abandon the convertibility system, freeze and reschedule bank deposits, convert bank loans and deposit into Pesos and adjust their amount asymmetrically, and forcefully convert the "guarantied loan" into Pesos. The immediate consequences of such a rupture were a substantial fall in economic activity and employment, acceleration of the exchange rates, higher prices and social deterioration.

Court decisions favorable to accountholders caused banks to lose whatever liquidity they still had. In the light of this fact, and given the need to prevent a widespread collapse of the payment system, the Central Bank gave banks some 17 billion Pesos worth of rediscounts. This, in addition to the withdrawal of bank deposits, caused the dollar to skyrocket – in April 2002, the exchange rate was around P$ 4 per U.S. dollar.

The prices of internationally tradable products, mostly commodities, went up along with the dollar. Purchasing power plummeted, and so did the standard of living of low-income social classes. At that point, the level of social conflict was close to the point of being out of control, which led the government to set up immediately an important social assistance plan.

The drainage of bank deposits was lowered by the legal requirement that a final judgment would be necessary in order for an accountholder to recover his/her bank deposits under an action to protect constitutional rights ("acción de amparo"). Along with an improved exchange control mechanism, this enabled the federal administration to resume performance under its monetary program and ensure a continuous dollar supply from abroad.

The exchange rate behavior during the first half of 2002, along with the reduction in value of income, an increased supply of dollars and the reduction of the tax gap as a result of frozen government spending and increased tax revenues due to higher taxes on exports and inflation, enabled the Argentine economy to calm down a little in the second half of the year, and also enabled the government to take greater control of the crisis.

As a result of the improved environment, the authorities loosened the restrictions on frozen bank deposits, while freely available deposits experienced some substantial growth.

As a result of restoration of the country´s payment structure and some commercial credit facilities due to a continuing decrease in the nominal exchange rate, the fall in economic activity came to a stop, and a partial recovery process started. Argentine GDP is expected to close 2002 with a 11.2% fall.

In the presence of an impending election process, where the main feature is that no presidential candidate seems to have enough support, the new administration will have to face the following challenges, among others: renegotiate rate agreements with private-sector companies that provide public utility services, execute a new agreement with the IMF in August 2003, start negotiating the government debt owing to private-sector creditors, and restructure public sector banks.

Latin America

In the first few months of 2002, Brazil´s economic and financial condition seemed to resist the impact of the new phase in the Argentine crisis. Yet, starting late in May, the exchange rate and sovereign risk rate started to grow significantly, as the stock market fell as a result of widespread uncertainty regarding the future behavior of the Brazilian economy and its payment capabilities. This situation was influenced not only by the change in government&ndashwhich generated fear among foreign investors- but also by the impact of Argentina´s economic and financial collapse, which was very likely to be contagious. In this context, the IMF had to grant an additional and extraordinary US$30 billion assistance package in August.

The strong electoral support obtained by President elected, and his commitment to honor Brazil´s public debt obligations, maintain and even increase the primary surplus agreed on and curb inflation, in addition to his selection of a professional team of economy experts, caused markets to become gradually more stable. In spite of this, the year ended with a remarkable 53% increase in the exchange rate, which in turn translated into a 12% inflation &ndasha record high in seven years- and a strong carryover effect for the next year, as well as a new increase in the country´s public debt, accounting for almost 56% of Brazil´s GDP. A substantial improvement in the balance of trade helped reduce the current account deficit significantly; yet, it did not manage to recover economic activity levels, already threatened by high interest rates.

GDP growth in 2002 is estimated to be as low as 1%, accompanied by an increasingly heavy debt burden; as a result, the new administration will be faced with the challenge of recovering economic activity levels in a context of strong tax and monetary restrictions.

In Venezuela, economic and financial performance in 2002 was marked by an increasingly serious institutional crisis that started back in 2001. The confrontation between the government and opposition broke out in April, when PVDSA workers decided to go on a strike that later extended to cover all economic sectors. The conflict was capitalized on by a revolt among some of the armed forces and some business associations. In an unclear episode, they forced President Hugo Chávez to resign and then decided to arrest him. A few hours later, he got free and took back power.

In February 2002, the capital drain that had started a few years before, in addition to the political conflict and a fall in economic activity as a result of production cuts mandated by the OPEC, eventually forced Venezuela to abandon the exchange rate system it had maintained for some time. The local currency (Bolivar) was made to float against the dollar, and an exchange rally started. The country´s tax situation became critical and the government was forced to obtain financing from BCV and FIEM.

The political crisis deepened in the last months of 2002, with less support for President Chávez and increased violence. In this regard, OAS´efforts designed to reach an agreement for an institutional way out and prevent a violent outcome were of very little use. On December 2, in the face of Chávez´s refusal to carry out a referendum that would enable Venezuela to start on a path towards an early election, a general strike organized by the "Coordinadora Democrática" started. A number of sectors, as well as PDVSA workers, joined the strike; as a result, oil production &ndashwhich had experienced some strong recovery in the previous months- plummeted. The strike´s persistence was accompanied by increased capital drains, loss of bank deposits and a material deterioration of the country´s tax situation as a result of reduced tax revenues. Credit rating agencies lowered Venezuela´s debt ratings as the potential for government debt default became higher. Early in 2003, following Brazil´s suggestion, a "Group of Venezuela´s Friends" was started with a view to supporting and strengthening OAS´s efforts. The Group submitted two specific proposals for an electoral way out: constitutional amendment and revocation referendum. Taking into account the economic deterioration brought by the strike, opposition forces decided to lift the strike in February 2003, while keeping it up in the segment of oil-related activities. The government in turn has managed to recover control of PVDSA and to reinstate production partially, after terminating a number of dissenting employees of the state-run oil company. Caught in the middle of this continuing struggle, Venezuela´s economy suffers the consequences in the form of a heavy loss of reserves, bank deposit drains that have forced the government to impose some strict exchange control rules and take some price control action.

The serious economic crisis now prevailing in Venezuela is reflected by a GDP fall of over 8% (estimated figures for 2002) along with a substantial increase in unemployment.

OUR PERFORMANCE IN 2002

Introduction

The significant changes in the Argentine macroeconomic context in 2002, with the enactment of Public Emergency and Foreign Exchange System Reform Law Nbr 25,561 ("Public Emergency Law") as a major milestone, changed the financial-economic equation of the Company´s businesses, especially utility companies´ and related businesses.

In this new scenario, the Company reformulated the investment program dynamics and prioritized a strategy aimed at cash generation and maintenance of adequate liquidity levels, which resulted in restrictive expense and investment policies. The reduced pace of investments changed the Company´s growth objectives in the short term. In the past, the significant investments made laid the foundations for the Company´s operations expansion and growth.

In addition, the enactment of the Public Emergency Law implied a dramatic change in utility companies´ rules of the game to a business model with dedollarized and frozen income and dollarized debts. In the transition towards renegotiation of concession contracts, utility companies dramatically reduced the investment plan, prioritizing the protection of shareholders´equity and operating cash flow. However, utility companies service quality was not affected since the significant investments made through privatizations allowed to maintain past high-level service standards. Utility companies cannot assure a safe and reliable future operation if this investment-restricted scenario continues in place.

Oil and Gas Exploration and Production

During 2002, the business segment´s operations have been subject to unstable scenarios and changing market rules, and specially to a significant reduction in the investment plan.

The application of taxes on crude oil exports (20%) and the enforcement of regulations aimed at controlling an increase in prices to final users resulted in a drop in operating margins in Argentine oil operations. As regards the gas business, the situation was not favorable since gas prices were significantly lower compared to previous years as a consequence of the Public Emergency Law provisions. Within this context, during 2002 the Company renegotiated the terms and conditions of certain gas sales agreements, especially those corresponding to exporting clients, the prices of said agreements having been adjusted to meet the new economic conditions.

Capital expenditures for 2002 totaled P$591 million accounting for a heavy fall compared to an average of approximately P$1,050 million capex for 1999-2001 period. Capital expenditures for 2002 were focused on maintaining production and maximizing cash generation, giving priority to countries and products having greater contribution. Along these lines, strategic alliances were entered into with major suppliers and positive efforts were made in connection with the renegotiation of rates according to the new economic situation. During the year, 142 wells were drilled, 139 of which are located in Argentina, and 231 units were subject to workover activities.

In this context, oil equivalent production in 2002, including affiliates´ production, dropped to 172.4 thousand boe/d or 8%. Daily oil production declined to 118.9 thousand barrels or 7% and gas production fell to 321.3 million cubic feet per day or 10%. The 2002 fiscal year does not include production contributed by Pampa del Castillo &ndash La Guitarra area, which was sold in October 2001. Excluding this effect, the drop in oil equivalent production was 4%. This was a major achievement considering the investment level for the year and the maturity of the fields operated by the Company.

During 2002, the operations management prioritized technological innovation searching for new techniques designed to reduce costs and the activity-related risks. Along these lines, the Company formed alliances with strategic suppliers to reduce drilling costs and simultaneously develop reserves that were very close to the economic limit, as is the case of Medanito 25 de Mayo field.

This new approach, in addition to 3D seismic interpretation (1250 km2 in the Austral basin and 750 km2 in the Neuquén basin), enabled the Company to continue optimizing its reservoir models, testing higher geological risk areas and finding new accumulations, this being a clear example of rejuvenation of mature fields. Along these lines, drilling of an infill project at Puesto Hernández field for the purpose of accelerating and increasing recovery of proven reserves at Rayoso formation within the contract period proved to be successful. In addition 11 high risk wells were drilled, 7 at the Neuquén basin and 4 at the Austral basin. This resulted in the finding and delimitation of 2 reserve accumulations, Banderita Oeste and Las Lagunas- Las Lagunas Norte, at the Neuquén basin and in the findings of Campo Indio Magallanes, Laguna del Oro Sur, Campo Boleadoras M2 and Campo Tehuelche at the Austral basin.

As regards surface infrastructure investments, it is worth mentioning the construction of facilities for early oil production at La Porfiada field, Santa Cruz I area.

Drilling activities regarding exploration were limited to the Chali Aike x-2 well at the Austral basin which proved to be unsuccessful.

In Ecuador, the Company entered into an Agreement for the Joint Exploitation of Palo Azul Field at Block 18 acquired in 2001. Subsequently, the field´s development plan was approved and this enabled the Company to start production. The field has 2 producing wells with a 4.5 thousand barrel per day production as of December 2002. This production is estimated to increase to 10 thousand barrels per day in 2003.

In Block 31, a 600 km 2D seismic interpretation program was completed to cover the whole Block. Interpretation of such data, in addition to the field data, allowed to prepare a plan for 3 additional exploratory wells. By the end of the year, the well site had already been prepared and equipment installed for the start up of drilling activities early in 2003.

At Lots 35 and 34, 340 km of 2D seismic were interpreted and processed (240 km at lot 35 and 100 km at lot 34) and drilling activities were performed at the Mashansha well (with oil shows) operated by Repsol at the Ucayali basin.

In Venezuela, in December 2002, the Company had to restrict and subsequently discontinue production at Oriente fields due to PDVSA strike. This had a negative impact on the fields operating performance.

In turn, the Company signed an association and assignment agreement with Teikoku Oil Co., Ltd, whereby the Company transferred 50% of its rights and obligations to exploit gas at San Carlos and Tinaco exploratory areas.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2002, liquid hydrocarbon and natural gas proved reserves, audited by Gaffney, Cline & Associates Inc., amounted to 812.9 million barrels of oil equivalent (593.9 million barrels of oil and 1,313.2 million cubic feet of gas), accounting for a 19.5% decline compared to the reserves certified as of December 31, 2001 (19.6% for liquid hydrocarbons and 19.2% for natural gas). Excluding the effect of 2002 production, such ratio drops to 13.5%.

Fifty five per cent (55%) out of the total proved reserves are located abroad.

The decline in reserves is primarily related to the crisis prevailing in Argentina early in 2002 and to the complete loss of foreign financing, before and subsequent to the crisis, both for the country and for companies located in Argentina. As a result of such loss of financing the Company was managed exclusively through its own cash generation and this led to significant cuts in the investment plan implemented in 2002. In addition, the changes in the Argentine economic scenario, especially the dedollarization of utility rates, adversely affected the price of gas in Argentina.

In spite of reduced investments during 2002 fiscal year, discoveries and expansions resulted in the addition of 33 million barrels of oil equivalent to proved reserves. Including recovery improvements amounting to 20 million barrels of oil equivalent, 53 million barrels of oil equivalent were added to proved reserves, accounting for 87% of production for the year.

On account of the significant negative factors mentioned above, previous estimates were revised resulting in a 190 million barrel of oil equivalent drop in reserves.

Before computing production for the year 2002 amounting to 61 million barrels of oil equivalent, a 137 million barrel drop was recorded, net of additions and revisions of proved reserves.

The Company believes that if previous investment levels are recovered and the Argentine economic situation improves allowing for a gradual recovery of gas prices in Argentina, approximately 50% of the reduced volumes subject to revision of previous estimates would be added to reserves again.

As of December 2002, at 2002 oil and gas production levels, total oil and gas proved reserves account for a 13.2-year horizon.

Hydrocarbon Marketing and Transportation

Oil and Gas Marketing

In line with the strategy designed to optimize the gas value chain and expand production-related business opportunities, in 2002 the Company kept on performing operations related to oil, gas and LPG brokerage services to other producers.

Transportadora de Gas del Sur S.A. ("TGS")

The regulated segment profitability was severely impaired and virtually extinguished. Thus, management of such segment became the major challenge for 2002. In the light of this extreme situation, TGS implemented a series of measures aimed at protecting shareholders´ equity and exhaustively controlling expenses and investments as a way to secure the provision of services that meet final users´ needs. During the year, gas transportation, TGS´s core business, contributed 57% of total revenues. Throughout the year, TGS increased its committed firm transportation capacity from 60.7 MMm3/d to 61.4 MMm3/d.

The relative growth of the unregulated segment, which contributed 43% of revenues worth a mention considering the significant deterioration of the regulated segment. During 2002 and as a result of the agreements subscribed with gas producers at the Neuquen basin, TGS increased the wealth of the gas reaching Cerri Complex for processing purposes. Under such agreements, TGS could restore LPG production levels to 2000 levels thus offsetting the impact of competitive projects. The growth in the unregulated segment derived from the combined effect of increased volumes as indicated above and a significant improvement in prices, since 33% of its LPG production is marketed abroad and domestic market prices increased almost 200% to keep a parity close to export prices. Therefore, TGS is materializing its strategy to become one of the major upstream service suppliers.

Oleoductos del Valle S.A. ("Oldelval").

During the year, oil volumes transported from Allen to Puerto Rosales declined to 60,7 million barrels or 16.6% as a result of the fields natural decline at Neuquén basin and increased exports to Chile through Transandino Oil Pipeline.

During 2002 a series of works has been performed to secure reliability of the pumping system, prevent and/or reduce risks at the different work stations and control environmental impacts caused by operations.

New pipe casings were installed and minor pipe sections were changed. In urban areas and special crossings, protection slabs were installed over pipes in order to reduce breakage risks by third party actions.

Concerning the Management System, the Company continued improving the same and audits were conducted to maintain certification of ISO 14001 (Environment) and OHSAS 18001 (Safety and Health) standards. ISO 9001&ndash2000 was certified and replaced ISO 9001&ndash1994 standard certified in previous years.

Oleoducto de Crudos Pesados LTD ("OCP")

During 2002, the OCP construction project significantly progressed in spite of the working days lost due to strikes, weather conditions, security issues, delays in mobilization on the part of Techint, the company responsible for the execution of the EPC project, and eruption of El Reventador volcano on November 3. As a result of this last phenomenon and the related earth movements and water flows, minor layout changes were made along this section in addition to complementary works and costs.

As of December 31, 2002, the project reached an 82% progress.

Refining

Downstream

The business performance for 2002 was particularly affected by the macroeconomic variables. In a context of a strong shrinkage in the domestic market, significant restrictions were imposed on the passing through of the significant increase in crude oil costs to final prices.

In order to offset the unfavorable impacts resulting from this scenario, the Company implemented several actions during the year, to wit:

Reduction of sales terms granted to clients, simultaneously prioritizing cash sales and advance payments. This enabled the Company to significantly reduce the business working capital as well as credit and exchange risks. Based on this action plan, due and payable balance of trade receivables were reduced to 6% of the total balance in December 2002, compared to 30% in the first months of 2002.

An active trade policy aimed at developing export markets in order to offset the drop in the domestic market. In such respect, exports accounted for 41% of total sales volumes compared to 15% in 2001.

During 2002, the refinery processed an average of 27.1 thousand barrels of oil per day, accounting for a 6% increase compared to 2001. Crude oil volumes processed during the year accounted for about 72% of the refining maximum capacity.

During 2002, the strategy designed to improve integration of operations was implemented through different actions. As regards Refining, total refined oil was contributed by the Company´s own production. In addition, the Company continued developing its own gas station network. This strategy will allow to increase the business chain value, thus improving profit margins and reducing operational credit risks. In such respect, during 2002, 13 gas stations were opened (4 directly operated by the Company). In this way, the network comprised 113 retail outlets: 80 gas stations (8 directly operated), 18 diesel centers, 5 mobile diesel centers and 10 agro-services. Given the network expansion, gas oil volumes sold to the gas station network in 2002 dropped only 4%, half of the decrease recorded in the domestic market (8%). In turn, gasoline sales through the network increased 19% while the domestic market recorded a 12% shrinkage.

The Company adjusted fuel retail sales prices to market prices, in line with the policy aimed at gradually passing through increased costs to prices implemented by leading refining companies. In turn, as from June the Company started to sell diesel oil to transportation companies at a discount price.

Asphalt exports to Bolivia and Paraguay increased to 17.7 thousand tons, setting a record for the Company. The asphalt emulsion domestic market share increased to 60%, recording a significant rise compared to 2001. In December the first polymer-modified asphalt sale took place.

In November 2002, the Company implemented a new modality for the transportation of Medanito crude to the refinery through the pipeline from Puerto Rosales to Dock Sud and from there by river transportation to San Lorenzo. The new logistics accounts for significant freight cost savings.

In 2002, two new dolphines were built to receive 250 meter long vessels having 70 thousand metric ton displacement.

Refinería del Norte S.A. ("Refinor")

During 2002 Refinor succeeded in overcoming the adverse effects of the Argentine macroeconomic scenario, reaching a highly positive operating performance with results exceeding those of previous year.

The following facts contributed to such an achievement:

Increased natural gas availability for processing purposes,

Using competitive advantages derived from location,

Business focusing on trade markets and channels contributing higher margins and lower risks,

Higher number of Refinor network retail outlets.

Gas volumes processed totaled an average of 15.14 million cubic meters per day, 19.11% higher compared to 2001. Crude oil volumes processed averaged 18.7 thousand barrels per day, accounting for a 6% reduction compared to previous year.

During the year, 5 new retail outlets were included in the network, 1 of them directly operated by the company. As of closing of 2002, the gas station network comprised 63 retail outlets, 13 of them owned and directly operated by Refinor.

Financial efforts in 2002 were focused on reducing credit and exchange risks and working capital through a reduction in inventory levels.

During the year, Refinor certified operations at gas stations and minimarkets (Refishop) of its own gas station network under ISO 9001 standard. In turn, operations of Tres Cerritos LPG Dispatch Plant and Cobos Pumping Station were also certified under ISO 9001 and ISO 14001 standards.

Empresa Boliviana de Refinación ("EBR")

In 2002, an average of 32.5 thousand barrels of crude oil per day was processed, accounting for an 8% rise compared to previous year. Increased processing derived from a higher by-product demand and the need to restore inventories due to the plant shutdown scheduled for March 2003.

During the year, EBR commercial network, through EBD subsidiary, incorporated 4 new retail outlets, totaling 72 gas stations. In 2002 EBD continued implementing the integrated gas station concept in Bolivia involving products supply as a supplement to fuel sales and focusing on first quality customer service as well as on product quality and quantity.

In September 2002, the Gualberto Villarroel Refinery located in Cochabamba certified its operations under ISO 14001 - BS 8800 standards, while in October 2002 the Guillermo Elder Bell Refinery, located at Santa Cruz, also certified its operations under ISO14001 - OHSAS 18001 standards.

Petrochemicals

Styrenics - Argentina

The plants operation modality was quickly adjusted to the new domestic and international market situation. During 2002, the Company´s business management focused on profit margin optimization and inventory reduction.

During 2002, the styrene plant production totaled 98 thousand tons, 3% higher compared to previous year. Ethylene production totaled 27 thousand tons, 5% lower compared to 2001. Ethylbenzene production totaled 106 thousand tons, 6% lower compared to 2001. Rubber production totaled 51 thousand tons, 8% higher compared to previous year. Polystyrene production totaled 61 thousand tons, 2% lower compared to 2001 and bi-oriented polystyrene production remained at levels similar to those recorded in previous year as a result of the development of new European clients.

Works at the new automated polystyrene packing line were completed. Such works included: expansion of the product warehouse, revamping of the pneumatic transportation system from the plant to the warehouse thus increasing bulk storage capacity by 230 tons and installation of a state-of-the-art automated packing, palletizing and stretching line with a 1,600 bags/hour packing capacity equivalent to 40 tons/hour. With the new facilities, product movement in or from warehouses was eliminated and the possibility of moisture in the product was minimized. In turn, ergonometric conditions of operating staff were improved and accidents were prevented by using movement detectors.

Transformation of styrene into polystyrene was reduced in order to rise styrene sales in the regional market, thus allowing to obtain increased profit margins due to high monomer prices in 2002. As far as styrenics are concerned, during 2002 the Company maintained a leading regional position in the Mercosur and also consolidated its presence in Chile.

All-time high polystyrene exports of 31.6 thousand tons were recorded in 2002, the main destinations being the Brazilian, European and Chilean markets.

The BOPS polystyrene plant at Zárate succeeded in producing 98.5% of the products in compliance with required technical specifications, thus exceeding historical quality standards. It is worth mentioning that efforts were made jointly with the Cámara Argentina de la Industria Plástica to foster exports of BOPS thermoformed parts to the United States.

NBR rubber domestic market share grew from 62% in 2001 to 78% in 2002. Conversely, SBR rubber domestic market share declined mainly as a consequence of increased competitiveness of the Brazilian product. In the year under review, a rubber export record was set, totaling a 35.7 thousand ton volume sold mainly to Brazil, Chile and Peru. The Company improved its positioning in the Brazilian rubber market, reaching a market share of approximately 9% in the SBR Emulsion segment and 16% in the segment of clients not involved in tyre production.

Fertilizers

Efforts were mainly focused on maximizing business profitability by redefining the mix of marketed products, as well as on reducing the operation working capital and credit and exchange risks and secure collectionpayment of receivables outstanding as of closing of 2001. Trade receivables which at the beginning of 2002 equaled approximately 115 days of sales dropped to 20 days of sales as of closing of the year.

In spite of a net drop of approximately 15% in the domestic market throughout the year, the Company continued working to become a leading producer of liquid fertilizers in the country. New nutrient mixes were developed and works aimed at facilitating plant and field logistics were performed. Product portfolio was concentrated by maintaining those products with higher added value to the detriment of those having lower margins, such as resale generic fertilizers.

In 2002 the fertilizers plant at Campana recorded an all-time high production of 199 thousand tons of urea and energy savings of about 514 thousand mmbtu. Liquid fertilizers production totaled 145 thousand tons, accounting for a 43% increase compared to 2001.

Innova

During 2002 ethylbenzene production totaled 189 thousand tons, accounting for a 9% increase compared to 2001. The styrene plant production totaled 179 thousand tons of monomer, accounting for a 9% rise compared to 2001. Polystyrene plants total production, in turn, totaled 96 thousand tons, 4% higher compared to 2001 and 80% of the maximum plants´ production capacity.

During the year, a commercial agreement was entered into with Petroflex, main rubber producer in Brazil, allowing to reach a 60% market share, significantly higher compared to 43% in the previous year. No styrene exports were made since the domestic market absorbed total production.

The Company continued strengthening the development of new polystyrene local clients by introducing products such as RC600, a high impact polystyrene for the electro-portable items industry as well as RR740E, a high chemical-resistant polystyrene used in the refrigeration industry.

During the year, Innova implemented an integrated management system which was certified in December under three standards, to wit: ISO 9001-2000 (product quality), ISO 14001 (environment) and OHSAS 18001 (occupational health and safety).

Petroquímica Cuyo S.A.

In 2002, Luján de Cuyo plant operated regularly in spite of brief shutdowns for general maintenance and repair purposes. As a result, production increased 5% compared to previous year. High quality levels were attained with 98.7% of products manufactured in compliance with required technical specifications.

Assembly, commissioning and start up of the butene storage and dosage unit were completed. Therefore, the plant significantly increased its terpolymer production capacity. Engineering, assembly and pre-commissioning of the 100 production line adaptation for the production of random copolymers and terpolymers were also completed..

As regards the business financial aspects, it is worth mentioning that the shorter collection terms in place in the domestic market in 2002 allowed to significantly reduce the operation credit and exchange risks and working capital.

Electricity

Electricity Generation

Genelba Power Plant ("The Power Plant")

In 2002, the Power Plant reached a 95.4% availability. A continued improvement of this indicator was evidenced by a very satisfactory reliability level. Forced unavailability was only 1.83%. Minor maintenance works were performed during the year in compliance with the manufacturer´s standards.

In June 24, 2002 the Power Plant generated 16,244 MWh reaching an all-time daily high. In addition, during July 2002 generation reached an all-time monthly high of 472.7 GWh.

In 2002, certain regulatory changes took place allowing for the fixing of prices per equipment. This improved the Power Plant´s position with respect to its competitors. Consequently the usage factor improved due to the Power Plant higher dispatch availability.

During 2002, the Power Plant continued improving its participation in the Primary Frequency Response operation mode along with the full combined cycle and operated with a margin higher than that of its competitors. The associated system was designed by the plant engineers and Genelba is the first power plant of its type worldwide to provide this service to the interconnected system.

In August 2002, the Environmental Management System was recertified under ISO 14001 and maintenance audits of the Quality and Occupational Health and Safety Systems were successfully completed.

Pichi Picún Leufú Hydroelectric Complex

In 2002 water supply was higher than the complex average historical supply at a level similar to 2001 level. Higher water supply along with high availability of the three units (95.7%) and a flexible operation enabled the power plant to reach an excellent generation level of 1,223 GWh, which resulted in a 54.6% usage factor. The level of power discharges were very low, approximately 4% of total generation for the year.

In 2002 the three generating units were subject to routine inspection and maintenance works. During inspections, trials, tests and disassembly works turbogenerators, transformers, auxiliary equipment and civil work showed very good performance and general conditions.

Electricity Transmission

Transener S.A. ("Transener")

Throughout the year, the company´s own failure rate in transmission lines remained at satisfactory levels (0.41 failures every 100 km of lines vs. 0.81 in 2001), well below the 2.50 limit provided for in the Concession Contract, but with an upward trend late in 2002.

The low activity level in the electricity sector limited the possibilities for closing new businesses. However, efforts in connection with the promotion and search for opportunities were intensified, both in the local and foreign markets, and the company maintained a leading position in the transmission segment. In this respect, the company decided to expand its activities at a regional level and develop a policy designed to introduce "Transener Internacional" brand into Latin America, through the participation of Transener-Transba in several public tenders and calls for bids in different Latin American countries. Contracts for works, operation and maintenance, inspections, studies and advisory services were subscribed in Paraguay, Uruguay, Brazil, Peru, Venezuela, Ecuador and Colombia.

In order to meet the commitments derived from two contracts with foreign joint ventures in Brazil, the company Transener Internacional Limitada, with offices at Brasilia, was organized.

During 2002, external audits related to recertification of ISO 9002 quality and ISO 14001 environmental standards were successfully conducted.

On November 24, a major event resulting in a power supply interruption took place. Such event was caused by an overvoltage discharger failure at Ezeiza. Both Transener and the regulatory entity, through the Universidad Nacional de La Plata, are analyzing the causes of such an event.

Transba S.A. attained very satisfactory quality indicators and improved the failure rate in lines (1.92 failures every 100 km of lines vs. 2.91 in 2001), as a result of the implementation of automation devices and new electronic protections, in addition to major investments in prior years. It is worth noting that development of methods involving voltage works at transformer stations continued and application of such methods proved to be successful and resulted in improved service quality and penalty savings. In such respect, it is worth mentioning that in 2002 Transba S.A. environmental system was ISO 14001 certified and its quality system was ISO 9002 recertified.

Yacylec S.A. ("Yacylec")

During 2002, activities at Yacylec were conducted in regular operating and maintenance conditions. In addition, Yacylec implemented an Environmental Management System certified under ISO 14001 for all its facilities.

Yacylec requested the ENRE, in its capacity as regulatory entity, to review and determine again the amount of the relevant fee. A favorable decision was issued whereby Yacylec fee will be adjusted using the Reference Stabilization Coefficient ("CER").

Enecor S.A. ("Enecor")

Throughout the year Enecor implemented an ISO 14001 certified Environmental Management System for all its facilities.

Enecor requested the ENRE, in its capacity as regulatory entity, to review and determine the amount of the relevant fee. Notwithstanding that fact, Enecor invoices the fee in pesos adjusted by the CER index on a monthly basis.

Electricity Distribution. Edesur S.A.("Edesur")

In 2002 total annual sales reached 12,159 GWh (including 2,442 GWh for distribution services to large users), accounting for a 6% drop compared to previous year. This is the first time a shrinkage in the demand for energy occurs since the Company´s privatization.

In spite of the limitations imposed by the severe financial restrictions, Edesur strived to make all investments required to support energy supply, totaling P$105 million in 2002.

In terms of energy power loss control, the accumulated rate was 11.6% for the last 12 months, accounting for a 1.7 percentage point increase compared to previous year, mainly attributable to the effects of an unprecedented socio-economic crisis in Argentina resulting in over 50% people living below the poverty line. Considering this critical scenario, characterized by growing energy thefts and increased default in payment, Edesur implemented a special plan to control losses and default in payment, which proved to be successful as reflected in 2002 last quarter.

In addition, during 2002 recertifications under ISO 14001, ISO 9001 and IRAM 3800 were obtained.

In September 2002, the International Chamber of Commerce issued a final award in favor of Pecom Energía Group in a controversy with Enersis/Chilectra Group. In such dispute validity of a shareholders´ agreement executed by Distrilect Inversora S.A. for the appointment of directors was challenged. As per the final award, each group may appoint five directors in Distrilec Inversora S.A.

Environmental, Quality, Occupational Health and Safety

The Company, through its Environmental, Quality, Occupational Health and Safety Policy (EQOHS) commits itself to ensure the quality of its products and services, preserving the environment in which it operates, the safety and health of its personnel, contractors and neighboring communities. This Policy is the framework within which each business area sets the respective annual goals.

Through EQOHS management integrated systems, the Company coordinates efforts in all areas it operates or controls and assesses compliance with the Company´s strategies and goals.

All activities controlled and operated by Pecom Energía, both in Argentina and abroad, are ISO 14001 certified. The Company has obtained more than 65 Environment (ISO 14001), Quality (ISO 9001) and Occupational Health and Safety (OHSAS 18001/IRAM 3800) certifications.

In 2002 Pichi Picún Leufú Hydroelectric Complex and Pecom Forestal Sawmill obtained their first ISO 9001 certification while Yacylec and Enecor electricity companies certified their Environmental systems under ISO 14001.

Innova obtained ISO 9001: 2000, ISO 14001 and OHSAS 18001 certifications which were consolidated in a single set of procedures and became the first company in the group and the first petrochemical company in Brazil to accomplish this achievement.

During the last quarter of 2002 the Company started to integrate its environmental policies with those implemented by its controlling company, Petróleo Brasileiro S.A. &ndash PETROBRAS. In such respect, both companies are working on different initiatives with a view to integrating strategies, policies, resources, objectives and work plans. In this context, the Company has retained an international consulting company to carry out an environmental audit to determine additional necessary works, if any.

Human Resources

The economic-social scenario prevailing in Argentina during 2002 posed a difficult challenge for the Human Resource management. In spite of the continued economic shrinkage and the growing unemployment rate, the Company was able to maintain the employment level throughout the year through an uninterrupted search for new markets and alternatives. In addition, no union disputes derived from internal problems took place and therefore no working days were lost. Sector and region conflicts that could have adversely affected the Company´s operations were also resolved.

In this unstable context, the Company adjusted the compensation and benefit structure to secure competitiveness of wages for the Company´s personnel vis-à-vis the market and also took several actions to assist workforce in mitigating the impact of instability. In addition, the international assignment policy was reviewed and incorporated into the strategic framework involving development of competencies for a business successful management at an international level and adjusting assignment conditions to the new economic context.

As far as health management is concerned, the application scope of the Health Prevention and Promotion Program continues expanding to include operations in Venezuela, Peru, Bolivia and Ecuador, representing a health management model for the industry

In May, the first Pecom Technical Congress took place with the participation of over 300 technicians from different businesses, locations and countries. The Congress focused on an exchange of knowledge and experiences that may be applicable to other sites within the organization. The success of such an initiative was evidenced by subsequent actions aimed at capitalizing on the synergies offered by the quality and diversity of our businesses.

The Company received the EIKON award to communications, for its Chat programs and Pecom Intranet programs. This award is the result of systematic and comprehensive communication efforts to strengthen relations and motivation among people, facilitate access to relevant information and promote credibility and transparency in communications.

The change in the controlling shareholder resulted in new related activities designed to provide relevant information on human resources, share policies and management practices and create communication and exchange spaces to foster integration with other operations of Petrobras in Argentina.

We keep on working on the development, motivation and retention of the talents required to achieve our growth and profitability goals within a high performance cultural framework. In this respect, we implemented an integrated performance management system designed to establish, monitor and assess performance objectives and incorporate practice into the employees daily performance. In addition, the Company intensified the analysis and assessment of the managerial workforce capabilities with a view to developing effective strategies securing management continuity and a profitable business growth.

Community Relations

The Company actively participates in the development of the communities where it operates. The solidarity spirit of our personnel is a close ally and contributes to strengthen the relationships with the society.

Our Company considers that life, safety, health and environmental care are of the essence. Therefore, every program implemented by the Company seeks to promote a better quality of life for the employees and communities where the Company operates.

Community actions are driven by organizational values involving ethics and responsibility, transparency in communications and environmental protection.

Many operations are close to urban areas. Therefore, our commitment is evidenced through daily work and investments aimed at the region´s social development.

The programs implemented throughout 2002 were mainly focused on the following:

Environment, Quality, Safety and Health: several actions were performed to promote the awareness of environmental and people´s health care. Different activities were carried out in the communities such as the Tree Plantation Program, the Program involving environmental education for teachers and informative school talks. Evacuation practices were also conducted in order to teach the community how to react in case of emergency. The Company also assisted vendors in implementing and achieving certifications under international standards.

Education: several actions were performed in this area, such as educational visits to production plants, internship agreements with educational institutions for students to participate in specific work experiences, training to Company volunteers in sharing and promoting reading at community schools, and provision of space for school facilities.

Gifts: several gifts were given prioritizing food, education and health needs in each specific region and working with government institutions and agencies located near the operations. In addition, institutions promoting culture, arts and environmental care also received the Company´s gifts.

MANAGEMENT´S DISCUSSION AND ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

Introduction

During 2002 fiscal year the Company´s activities developed around the following main axes which have caused or will cause an impact on the results of operations and the financial condition:

A) Argentine economic scenario

The economic situation in the Argentine Republic is delicate and characterized by a high level of foreign indebtedness, the declaration of default on most of the Argentine sovereign debt, the crisis in the financial system, a country-risk that has reached unprecedented levels internationally and an economic recession lasting over four years. This situation led to a sharp drop in the demand for products and services and a significant increase in the unemployment rate. In addition, the National Government´s ability to meet its obligations and the possibility to access foreign financing were adversely affected by such circumstances.

As from December 2001, the Argentine Government implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of bank deposits and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions, subject in some cases to prior approval by the Argentina´s Central Bank ("BCRA").

The obligation was established to deposit with Argentine banks foreign currency from exports, as long as no prior exemption mechanisms were in place. In such respect, Decree N.1,589/89 of the Federal Executive provides that producers having free availability of crude oil, natural gas and/or liquid gas under Law N. 17,319 and supplementary decrees, and producers reaching an agreement in such respect, will have free availability of the foreign currency percentage provided for in biddings and/or renegotiations, or agreed upon in the relevant contracts, and consequently will not be obliged to deposit and settle foreign currency related to such percentage. In any case, the maximum foreign currency freely available percentage may not exceed 70% per transaction. The Company cannot assure that the Federal Government will not amend the above regulations in the future.

Subsequently, the Federal Government declared the default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform ("Public Emergency Law") that introduced dramatic changes to the economic model implemented until that date and amended the Convertibility Law approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Under the provisions of the Public Emergency Law, the BCRA established an "official" exchange system, mainly for exports, certain imports, and bank loans, and a "freely floating" exchange market for the rest of the transactions. The "official" exchange rate was fixed at P$1.40 to US$1, and the "freely floating" exchange rate as of the close of business of the first day the exchange market reopened, ranged from P$1.60 to P$1.70 to US$1 (selling rate). For the purpose of supporting the peso exchange rate, the BCRA intervened several times through the sale of United States dollar-denominated reserves. On February 3, 2002, the Federal Executive announced the replacement of the dual exchange market by a single floating exchange rate for all operations. As of December 31, 2002, the (selling) exchange rate was P$3.38 to US$1.

Several regulations were subsequently issued, the main aspects of which are summarized below:

- Amendment to the Charter of the BCRA: The Argentine Government amended the Charter of the BCRA. Accordingly, the BCRA was authorized to print money without the restrictions imposed by the previous Convertibility Law. This new regime also allows the BCRA to grant short-term loans to the Federal Government, act in the capacity of lender-of-last-resort and provide financial assistance to financial institutions requiring the same.

- Tax on exports: Effective March 1, 2002, the Federal Government imposed for a five-year term a 20% tax on crude oil exports and a 5% tax on exports of certain oil by-products. These taxes were levied on the Company´s products shipped as from April 1, 2002. This tax on exports resulted in reduced margins for the Company in terms of US dollars as from the second quarter of 2002.

- Price Stabilization and Supply: For the purposes of lessening inflationary pressures generated by the sharp Argentine peso devaluation, the Argentine Government, in addition to exerting express political pressure, issued a set of regulations aimed at controlling the increase in prices to final clients, which regulations were particularly focused on the energy sector. To such respect, under the Public Emergency Law the Company may not increase the price of the energy and gas sold in the domestic market, especially in connection with sales agreements entered into with utility companies and companies selling energy in the spot market. The Company is currently renegotiating the terms of gas and electricity sales agreements entered into with industrial clients so as to adjust prices to meet new economic conditions. In such respect, the Company reached trade agreements to gradually pass through the effect of the peso devaluation to sales prices.

In this context, the Company, as well as other Argentine energy companies, tried to maximize export opportunities with a view to capitalizing on domestic and export prices asymmetries by effectively encouraging the opening and consolidation of new markets.

In the refining industry, diesel oil supply emergency was declared under Law N. 25,596. Diesel oil imports and sales free from the fuel transfer tax ("ITC") were authorized and leading refineries agreed to sell fuel to transportation companies at a discount price. In addition, in 2002 tax pressure increased, affected operations´ profitability and had a negative impact on product competitiveness: since April the 0.05 P$/l fixed tax on diesel oil was replaced by a 18.5% rate on the sales price exclusive of tax; in August the ITC increased 25% for gasoline and compressed natural gas. New taxes were subsequently issued

In January 2003, at the Federal Executive´s request, hydrocarbon producers and refineries executed an agreement in connection with crude oil, gasoline and diesel oil price stability. Such agreement provides that crude oil deliveries will be invoiced and paid based on a WTI reference price of 28.5 US$/bbl. Any positive or negative difference between the actual WTI (not exceeding 36 US$/bbl) and the reference price will be paid out of any balance generated in periods where the WTI actual price is below 28.5 US$/bbl. Refineries, in turn, will reflect crude oil reference price in domestic market prices.

The Company´s results might be negatively affected if the Argentine Government issues additional decrees or exerts political pressure to limit price increases or controls exports or applies its regulatory emergency authority to fix prices or passes other laws to stabilize prices or supply.

- De-dollarization of utility rates: The Public Emergency Law provided for the de-dollarization and elimination of indexing clauses on utility rates which were established in pesos at the P$1=US$1 exchange rate. In addition, the Federal Executive was empowered to renegotiate contracts whose subject-matter were the provision of utilities, based on the following criteria: (i) the impact of rates on economic competitiveness and distribution of income, (ii) service quality and investment plans where stipulated in the contract, (iii) the interest of users and their access to services, (iv) the safety of systems involved, and (v) the profitability of utility companies.

On February 12, 2002, the Federal Executive issued Decree N.293 whereby the Ministry of Economy was required to renegotiate utility companies´ concession contracts and a Public Works and Utilities Contract Renegotiation Committee (the "Renegotiation Committee") was organized. The Renegotiation Committee´s mission is to provide advice to and assist the Ministry of Economy who must submit a renegotiation proposal to the Federal Executive or otherwise recommend termination of concession contracts. Such proposal or recommendation is subsequently submitted to the relevant Congress commissions. The Renegotiation Committee, however, failed to achieve its intended goal due to successive actions to protect constitutional rights (acciones de amparo) brought by the Argentine National Ombudsman (Defensor del Pueblo de la Nación).

To allow for preserving the provision of public services, and consistently the renegotiation process underway, the Federal Executive issued Executive Order No. 146/03 authorizing to increase gas and electric power rates. This caused a 10% increase for TGS, 9% for Edesur and 22% for Transener. The increase in rates was objected to by the Argentine National Ombudsman and consumer associations. On February 25, 2003, a trial court issued an injunction and suspended the increase in rates authorized by Executive Order No. 146/03. It is not possible to foresee the future development of the rate renegotiation process. In addition, it is not possible to guarantee that regulations will not be changed and that they will not have an adverse impact on the financial position and results of operations of such companies.

- Additional Provisions

De-dollarization of US dollar-denominated deposits with Argentine financial institutions at the P$1.40-to-US$1 exchange rate, and of all US dollar-denominated obligations assumed in Argentina as of January 6, 2002, at the P$1-to-US$1 exchange rate. As from February 3, 2002, deposits and loans switched into pesos will be adjusted by a "benchmark stabilization coefficient" (CER) plus a minimum interest rate for deposits and a maximum interest rate for loans granted by the financial system, both rates set by the BCRA;

Rescheduling of bank deposits. Bank deposits will be released in installments based on a repayment schedule, the amount and maturity date depending on balances recorded. Subsequently, holders of dollar denominated deposits were authorized to convert such deposits, either in whole or in part, into dollar-denominated bonds maturing in 10 years, or peso-denominated bonds maturing in 3 or 5 years, among others;

Continued restrictions on withdrawals of deposits with financial institutions prior to December 3, 2001. Deposits made subsequent to December 3, 2001 as well as transfers from abroad received after such date are freely available and released in the original currency;

Issue by the Federal Government of peso and US dollar-denominated bonds to compensate banks for losses resulting from de-dollarization of loans and obligations mentioned above;

De-dollarization of all private agreements entered into as of January 6, 2002, at the P$1-to-US$1 exchange rate, and subsequent adjustment thereof by the CER under the same conditions indicated in (a) above; if the services became expensive and the parties failed to reach an agreement, determination of a fair value may be requested at court. Adjustment provisions may not be applied to any obligations subsequent to such law;

The BCRA´s prior authorization will be required to make transfers abroad in connection with financial loan services, except for those granted by international organizations or governmental credit agencies, and dividend distributions, regardless of the payment method (such payments may be made with funds freely-available abroad). However, this requirement does not apply to financing payments subsequent to February 11, 2002. In December 2002, the BCRA started to flexibilize certain restrictions, interest payment being no longer subject to prior approval. In addition, under certain circumstances, certain principal payments are not subject to prior approval either. In January 2003 authorized exchange offices could make payments of profits and dividends abroad in connection with balance sheets closed and certified by external auditors;

Income tax deduction of exchange differences resulting from applying the new exchange rate (US$1= P$1.40) on the net position of assets and liabilities denominated in foreign currency as of January 6, 2002, in the amount of 20% per annum over the five fiscal years ended after the effective date of the Law. In such respect, any exchange difference in excess of such ratio will be recorded on the relevant fiscal year according to the tax general provisions. Exchange differences subject to special treatment are those related to Argentine source results.

Late in 2002 the Federal Government implemented several measures aimed at deregulating the economy and lifting certain restrictions with a view to achieving a gradual regularization of the exchange market and of commercial and financial foreign exchange flows. In such respect, restrictions on the free availability of demand deposits were lifted, restrictions on principal and interest payment to foreign creditors became more flexible, payment terms in connection with imports and exports of capital goods also became more flexible, natural and artificial persons gained greater access to the exchange market and foreign currency transfers for the payment of dividends were authorized, among other measures.

On March 5, 2003, the Supreme Court ruled unconstitutional the de-dollarization of US dollar-denominated deposits and in favor of the Province of San Luis that claimed redollarization of frozen deposits. Though not applicable to all frozen deposits, this ruling is an almighty precedent for the holders of de-dollarized deposits.

Though the long term impact of the Argentine economic crisis and the new measures adopted by the Government is still uncertain, the prevailing crisis had a significantly adverse effect on the Company´s liquidity, financial position, future expected results and growth prospects, as described below:

Argentine peso devaluation: the marked and continued peso devaluation during 2002 adversely affected the Company´s results and financial position. Considering the significant foreign currency net borrowing position, in 2002 the peso devaluation accounted for a P$8,323 million net loss. Almost 100% of the Company´s financial debt and a significant portion of its affiliates´debt is denominated in US dollars. Simultaneously, the peso devaluation accounted for a significant increase in interest on foreign currency financial debt.

Before enactment of the Public Emergency Law, the Company´s cash flow, usually denominated in dollars or dollar-adjusted, provided hedging against exchange rate risks. The new Argentine regulatory framework, however, limited the Company´s ability to mitigate the impact of the peso devaluation. In such respect, de-dollarization of utility rates, regulatory issues related to renegotiation of de-dollarized utility rates, new taxes on hydrocarbon exports and the implementation of regulations to prevent a rise in prices to final users in the domestic market had a significant impact.

Notwithstanding the above restrictions, as from the second semester of 2002 domestic prices of the main commodities recovered in line with export prices. In such respect, in 2002 the price of crude oil, styrene and polystyrene recorded an actual increase of 52.1%, 72% and 37%, respectively. In addition, in 2002 the Company aggressively pursued a trade policy of consolidation and opening of export markets to capitalize on domestic and export price asymmetries.

Based on the above behaviors and the solid positioning of foreign operations, whose cash flows are primarily denominated in US dollars, in the medium term operating cash flow´s peso exposure of the Company´s is expected to drop and to recover its sensitivity to the US dollar.

The Company´s foreign transactions are converted into US dollars since this is the functional currency for such transactions and subsequently they are translated into pesos at the closing exchange rate. Gains (losses) from remeasurement as well as translation is charged to income in the financial income (expense) and holding gains (losses) account. For accounting disclosure purposes, gains (losses) from remeasurement and translation are disclosed in real terms, net of inflation adjustment. In 2002 fiscal year, remeasurement and translation of non-monetary assets accounted for a P$1,950 million gain, net of inflation adjustment.

Effects of Inflation: As a result of the Argentine peso devaluation in January 2002, inflation rate in Argentina started to rise quickly and significantly. In 2002 fiscal year consumer and wholesale price indexes ("IPC" and "IPIM") increased 40.98% and 118.2%, respectively.

In the prevailing monetary instability context, the Argentina GAAP in force require that financial statements be inflation adjusted. On March 6, 2002 the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Resolution MD No. 3/2002 that provided, among other aspects, the reinstatement of the adjustment-for-inflation method for fiscal years or interim periods ending as from March 31, 2002, inclusive, and that accounting measurements prior to January 1, 2002, be considered as stated in December 2001 currency.

The CNV (National Securities Commission), through General Resolution No.415 dated July 25, 2002, required that information adjusted for inflation should be disclosed in the financial statements to be filed subsequent to the date on which such regulation became effective.

In 2002 fiscal year, adjustment for inflation accounted for a P$5,907 million net gain, which mitigated the impact of the beforementioned losses resulting from exchange differences.

Situation of interest in Utility Companies: The new macroeconomic scenario after enactment of the Public Emergency Law deeply changed the economic-financial equation of utility companies. The tremendous effect of the devaluation, within a context where revenues remained unchanged as a consequence of the de-dollarization of rates and financial debts primarily denominated in foreign currency, affected utility companies´ financial position, results of operations and the cash generation ability required to comply with financial obligations.

Utility companies´ managements are currently implementing an action plan aimed at offsetting the negative impact of such circumstances. The Company may not assure if such plans will prove to be successful and if they will help to meet the companies´ established goals.

CIESA failed to repay Corporate Notes (Obligaciones Negociables) in the amount of US$220 million. In such respect, CIESA is currently negotiating with creditors an extension of the payment term. As of December 31, 2002 TGS, CIESA´s owned company, failed to comply with certain restrictions and commitments related to financial agreements. Subsequently, in February 2003 TGS announced that it was not in a position to repay the US$492 million financial debt due 2003. Consequently TGS started an overall restructuring process of a significant portion of its debt with no principal reductions. This process mainly aims at extending short term maturities, modifying certain financial restrictions contemplated in financial agreements and adjusting interest rate and repayment terms. In the event no agreement with creditors is reached, financial debts could become due and payable in the short term, with the consequent difficulties in terms of repayment.

In addition, Transener announced the suspension of principal and interest payments on its financial debt. Transener hired an international financial advisor to develop a restructuring plan for its aggregate banking and financial liabilities.

Although not very likely, due to procedural difficulties related to bankruptcy laws and actions in Argentina concerning utility companies, there is a slight risk that the Company might totally or partially lose its equity interest in these companies in the event the restructuring process fails and creditors bring legal actions to collect against the assets of the affiliates in question. In addition, as part of the debt restructuring, creditors might demand an interest in these companies´ capital stock, thus implying the subsequent reduction of the Company´s equity interest in such utility companies.

Valuation of interest in utility companies

The impact derived from the measures adopted by the Argentine Government on the financial statements of such companies were recognized according to the assessments and estimates conducted by their respective managements. Actual future results may differ from the assessments and estimates so conducted and the differences may be significant. Therefore, the financial statements of such companies may not report all adjustments that could arise from such situation. It is not possible to predict the future evolution of the Argentine economy or its impact on the economic and financial situation of such companies.

As of December 31, 2002, CIESA, TGS and Citelec reported a positive shareholders´ equity after capitalizing as a whole not only exchange differences resulting from direct financing, in line with the method applied by the Company, but also other permitted exchange differences. For the purposes of consolidating the criteria applied, prior to calculation of the related values under the equity method the Company made the appropriate adjustments.

On the basis of the above and capitalizing only exchange differences related to direct financing, as of December 31, 2002, equity interest in CIESA would have accounted for a P$33 million negative shareholders´ equity. However, and since the Company did not assume commitments to making capital contributions or providing financial assistance to its affiliates, such shareholding was valued at zero value, limiting the recognition of related losses to such book value. The Company will not book income (loss) until the related value, calculated under the equity method, is positive again.

As of December 31, 2002 interest in TGS and Citelec is valued at P$87 million and P$70 million, respectively. Equity interest in Citelec is recorded net of a P$58 million impairment charge. Book value of such equity interest does not consider any additional adjustment that could result from an unfavorable outcome of the uncertainties described above. In accordance with accounting principles generally accepted in Argentina, as of December 31, 2002 the Company, through its interest in Citelec, capitalized on certain assets the exchange differences resulting from direct financing in the amount of P$48 million, which differences will represent an anticipation of the effect of variances in the purchasing power of the Argentine peso and will be subsequently absorbed by restatement in constant pesos of the assets indicated above.

Considering all the uncertainties affecting the utility companies business, the Company disclosed income from equity in earnings of TGS, CIESA and Citelec as non-operating income, and did not segregate the related operating portion. Such criterion will be maintained so long as uncertainties continue regarding the future evolution of such business. In 2001 fiscal year, operating income from equity in earnings of CIESA, TGS and Citelec totaled P$264 million.

  Impairment of assets: The peso devaluation, the enactment of the Public Emergency Law, in addition to all subsequent events, resulted in a dramatic change in the estimation of the future evolution of results and in the flow of certain Company businesses and assets. Considering the prevailing uncertainty in connection with the recovery of the economic-financial equation and the recoverability of assets and businesses, the Company adjusted the book value of certain investments and assets to the respective recoverable value.

B) Political and Economic Situation in Venezuela

On December 2, 2002, opposing political parties together with the labor union and business confederations called a national civic strike, involving the country´s main production areas, including PDVSA. Such strike extended to February 2, 2003 when it was partially lifted.

The political and economic effects derived from the strike were the following:

  Dramatic reduction in oil production from 3.2 million bbl/d to 150 thousand bbl/d at the top of the crisis. This caused an immediate reduction in the country´s revenues and an increase in the national government´s cash deficit.

Increased international pressure for a negotiated settlement to the crisis.

Severe fuel and food shortage as a result of crippled production activities.

Growing demand for dollars, resulting in a significant drop in the country´s international reserves.

Accelerated devaluation of the bolivar.

Increased country risk in international markets.

General increase in the country´s main product and service prices.

As from the moment PDVSA joined the civic strike, the national government tried to make the company resume operations. In line with such efforts, the Venezuelan government announced PDVSA restructuring.

As a result of the bolivar continued devaluation, the scarce inflow of foreign currency into the country in addition to the sharp drop in foreign reserves, the government suspended foreign exchange trading in Venezuela and announced exchange controls measures which will not be implemented until control methods are readily in place.

The Venezuelan crisis negatively affected the Company´s operations as follows:

- Crippled crude oil reception by PDVSA in the Oritupano Leona, Mata and Acema areas, and the consequent interruption of oil production in those fields. In contrast, production activities were normal at La Concepción where deliveries reached approximately 13 thousand bbls/d.

- US$ 10 million reduction in sales in December 2002.

- Interrupted operating cash flow upon suspension of foreign exchange trading in the country.

As of the date of these financial statements, oil production levels reached 68% of the fields production prior to production stoppage at PDVSA.

Since oil production activities in Venezuela are closely monitored by the government through PDVSA, operations in this country could be affected if political and social riots, including strikes and other forms of political protest, affect the Company´s operating capacity in Venezuela. In addition, since Venezuela is an OPEC member country, the Company is subject to any decision related to production cuts the OPEC may adopt. In addition to these effects, the Venezuelan complex crisis could have other unforeseen effects which may have an adverse impact on the Company´s results of operations.

  Financial debt refinancing:

In the context described above, during 2002 the Company designed and completed an overall refinancing of a substantial portion of its financial debt.

The main purpose of refinancing was to bring principal payments in line with cash flow provided by operations and establish a manageable debt maturity schedule.

In August 2002 Pecom Energía exchanged corporate notes (obligaciones negociables) with a face value of US$845 million. Simultaneously, and in line with the exchange offer conditions, Pecom Energía repaid US$70 million.

In October 2002, Pecom Energía refinanced financial liabilities in an aggregate amount of US$849 million, through the issue of new corporate notes in an amount of US$600 million and other medium term credit facilities in the amount of US$249 million. The Company simultaneously paid off debt in the amount of US$74 million.

Refinancing significantly improved Pecom Energía´s debt maturity profile extending debt life from 2 to 3.9 years. This process evidenced investors and local and international financial institutions´ confidence in the Company´s business prospects.

Covenants

In relation to the issue of Class J, K, L and M corporate notes and medium term credit facilities in the amount of US$249.2 million (the "refinanced financial debt"), so long as any portion of refinanced financial debt remains unpaid, the Company shall comply with the following restrictions and commitments, among others:

  Restrictions on liens: the Company shall not create, except for limited number exceptions, any lien upon the whole or any part of its assets and its current or future income, including any right to earn income, unless it grants identical security interests to the refinanced financial debt.

  Restrictions on the payment of dividends: the Company shall not distribute cash dividends prior to December 31, 2004, in cash exceeding U$S 650,000. As an exception, Pecom Energía could make a sole payment of extraordinary dividends to its shareholders up to USD 19 million, based on whether Perez Companc allocates its share of distributed dividends to settle Perez Companc's payable to Pecom Energía After this date, the aggregate amount paid shall not exceed 50% of the "excess cash" (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year.

  Restrictions on capital expenditures: the Company shall not make any capital expenditure, including the amount of debt incurred in relation thereto, in excess of US$ 165 million in 2002, US$ 425 million in 2003, US$ 450 million in 2004, US$ 425 million in 2005 and US$ 475 million in 2006 and 2007. These limits shall be increased by: (i) proceeds from the sale of capital assets, (ii) 50% of the excess cash for the prior fiscal year, (iii) contributed capital for capital increases, subordinated debt and project finance, and (iv) 50% of contributed capital for new debt issuance. Otherwise, the aggregate dividends paid shall decrease the limit of capital expenditures.

  Restrictions on the incurrence of financial debt: the Company shall not incur any financial debt as long as, after the estimation thereof, the ratio of: (A) consolidated financial debt, and (B) consolidated EBITDA (defined as gross profit less administrative, selling and exploration expenses, plus depreciation and amortization, dividends and advisory services collected) exceeds 3.5. The referred restriction shall be not applicable to subordinated debt, debt resulting from the investment project finance and that incurred to settle the existing debt.

  Restrictions on the ratio of consolidated financial debt (excluding subordinated debt) and consolidated EBITDA: the ratio of both shall not be greater than 5.0 in 2002, 4.5 in 2003, 3.5 in 2004 and 3 as from 2005 through 2007. For interim periods, the restriction will be weighted considering the period of four consecutive quarters prior to the end of the quarter.

  Restrictions on the ratio of EBITDA to Interest: the ratio between both shall not be lower than 2.25 in 2002, 2.75 in 2003 and 3 as from 2004 through 2007. For interim periods, the restriction will be weighted considering a period of four consecutive quarters prior to the end of the quarter.

  Restrictions on the maturity date of the financial debt: at any time, the short-term financial debt shall not exceed an amount equal to US$ 650 million.

  Export obligation: the exports &ndash to - total principal services (principal repayments, plus accrued interest) ratio and the export collections - to &ndash total principal services ratio for Series J and K shall be higher than 1.25 and 1.1, respectively.

  Mandatory financial debt redemption: Within a term that shall not exceed 120 days as from fiscal year-end, the Company shall mandatorily redeem on a prorata basis a portion of the refinanced financial debt of up to 50% of the excess cash during such fiscal year. Likewise, proceeds from the sale of assets, excluding those that constitute the business purpose, not reinvested within 360 days, shall be used to prepay the refinanced financial debt.

D) Reduced capital expenditures.

As a result of the size and complex nature of the crisis that broke out in Argentina late in 2001 and the few opportunities to access capital markets, the Company had to take a new approach to its growth strategy and consequently make radical changes in its short and medium term outlook.

In this new scenario, the Company reformulated the investment program dynamics prioritizing a strategy aimed at cash generation and maintenance of adequate liquidity levels. This resulted in restrictive expense and investment policies.

In 2002 the Company´s capital expenditures totaled P$727 million, accounting for a 58.3% and 42.3% drop compared to expenditures in 2001 and 2000 (P$1,744 million and P$1,261million, respectively). In the past, the significant investments made laid the foundations for the Company´s operations expansion and growth.

The reduced pace of investments changed the Company´s growth objectives in the short term, mainly affecting oil and gas future production volumes. In addition, reduced investments will delay development of new exploitation areas and related production.

The Company expects to significantly increase the low capital expenditure levels recorded in 2002, thus recovering the investment pace of previous years.

E) Divestment of non-core assets

The change in Perez Companc´s controlling shareholder represents a major milestone in the Company´s strategy aimed at business concentration.

The agreements executed in connection with the transfer of Perez Companc´s controlling equity interest granted Petrobras an option whereby, if within 30 days after closing of the sale of Pecom Energía´s shares Pecom Energía did not consummate the sale of assets related to the farming, forestry and mining businesses, Petrobras will be entitled but not obliged to cause the seller to acquire such assets in the amount of US$190 million.

In line with the provisions of the agreements mentioned above, during 2002 Pecom Energía sold the asset portfolio associated with its mining, farming and forestry businesses.

In July 2002, Pecom Energía sold Anglogold its 46.25% indirect equity interest in Cerro Vanguardia S.A., in addition to related assets. The transaction price amounted to US$90 million and the operation accounted for a P$122 million gain.

In September 2002, Pecom Energía sold Argentina Farmland Investors LLC its 100% equity interest in Pecom Agropecuaria S.A.´s capital stock. The transaction amounted to US$53 million, accounting for a P$27 million gain.

In December 2002, Pecom Energía sold its forestry business assets, including a total area of about 169,000 hectares of forestry land located in the Provinces of Misiones, Corrientes and Buenos Aires and a sawmill with a 90,000 m3/year capacity.

Considering the sales price, US$ 53 million, the Company recorded a P$152 million loss, to adjust book value of such investments. Transfer of goodwill in connection with forestry/industrial activities in Misiones is subject to compliance with certain terms and conditions and administrative formalities.

In addition, the following divestments were made:

  In April 2002, under an asset swap the Company sold IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% interest in Pecom Agra in the amount of US$30 million, accounting for a P$80 million gain. In contrast, the parties transferred to the Company a 0.75% interest in Puesto Hernández UTE, in the amount of US$4.5 million, a 7.5% interest in Citelec, in the amount of US$15 million and a 9.187% interest in Hidroneuquén S.A, in the amount of US$ 5.5 million.

  In October 2002, the Company sold Sudacia S.A., a company controlled by the Perez Companc Family, its 66.67% equity interest in CONUAR, including the 68% interest in Fabricación de Aleaciones Especiales S.A., in an amount of US$8 million. No results were recorded for the sale.

All these transactions helped (i) enhance the quality of the Company´s assets portfolio and move forward with a strategy focused on energy operations to become an integrated energy Company, and (ii) consolidate a high potential and profitable business portfolio.

F) Management of crude oil price risk

In line with the business integration strategy, the Company´s risk management policy focuses on net risk exposure, monitoring assets portfolio risks. This approach allows growing efficiently in the vertical integration of operations, balancing market risks in the business value chain.

A thorough knowledge of uncertainty sources affecting businesses is thus acquired, which facilitates capital allocation that optimizes the return/long term risk ratio. All this helps to: (a) support capital expenditure plans, (b) secure certain profitability and cash generation levels and (iv) improve the Company´s risk perception.

In managing crude oil price risks, the Company uses hedging derivative instruments, such as futures, swaps, options and other instruments to mitigate risks related to results and cash flow volatility as a result of fluctuations in the price of crude oil and its byproducts. During 2002, the Company intensified the use of options which provide increased flexibility. It grants a protection against price drops without limiting the possibility of capitalizing on the profit potential.

Contracts effective during 2002 and 2001 accounted for a P$370 million and a P$338 million opportunity cost, respectively.

G) "Ship or pay" contract with Oleoducto de Crudos Pesados Ltd. ("OCP")

In connection with the future exploitation of Blocks 18 and 31, in Ecuador, the Company entered into a contract with OCP, whereby an 80,000 bbl/d oil transportation capacity was committed for a 15-year term as from the date OCP starts operations. The Company, as well as all other producers, must pay a "ship or pay" fee covering, among others, OCP operating costs and financial services.

As of the date of these financial statements, oil pipeline operations are delayed with respect to the original plan due to events beyond the Company´s control. The nature and frequency of these events which include protests by environmentalists and community organizations could further delay the start of operations.

Yet, at the start of the pipeline operations, the Company´s future oil production contributed by Blocks 18 and 31 may be possibly lower than the transportation capacity committed as a result of delays in Block 31 development plan due to an overall reduction in the Company´s investment plan. In such scenario, the Company shall comply with its obligations for the aggregate oil volume committed.

In spite of the sensitive nature of risks affecting completion of the pipeline works and the uncertainties concerning Block 31 production, the Company deemed it prudent to record a P$72 million loss in 2002, accounting for contingencies derived from oil transportation contractual commitments.

H) Association Agreement in San Carlos and Tinaco

In October 2002, the Company subscribed an association agreement with Teikoku Oil Co. Ltd., whereby it transferred 50% of its rights and obligations inherent to gas production in San Carlos and Tinaco exploratory areas located in Cojedes, Venezuela.

The Transfer of Interest Agreement, which is subject to approval by the Venezuelan Ministry of Energy and Mines, provides for an initial cash payment of US$1 million and a subsequent disbursement of US$2 million for the financing of the exploratory investments program in the Tinaco area in relation with geological studies, 2D seismic shooting and 2D seismic evaluation and interpretation. Furthermore, in the event a joint commercial development in such area is agreed upon, the Company will receive a supplementary payment in the amount of US$3 million.

Considering exploration investments made before December 31, 2002, the Company recorded a P$37 million loss.

I) Equity in earnings of affiliates

In 2002 fiscal year, the Company changed the method for disclosing equity in earnings of affiliates and consolidated it with the method applied to disclose income (loss) from the Company´s own operations. In such respect, as from January 1, 2002 the Company´s equity in financial income (expense) and holding (gains) losses and income tax of affiliates, as well as in income (loss) from transactions or facts related to the Company´s ordinary course of business but of an infrequent nature is disclosed as non-operating income. In the Company´s opinion, this method allowed for an improved analysis and understanding of equity in earnings of affiliates, thus excluding the distortive effects of inflation and the peso devaluation.

Analysis of Results of Operations

The table below shows the Company´s results of operations for fiscal years ended December 31, 2002 and 2001.

Figures for fiscal year 2001, presented for comparative purposes, were restated in December 31, 2002 currency. The price index applicable for restatement of financial statements and for measuring results in constant currency is a general wholesale price index and therefore does not reflect any specific variation in the price of products and services sold by the Company and which represent the Company´s core business. Consequently, variations in gains (losses) for the period measured with an inflation-adjusted accounting model include positive or negative price actual variations subject to the fact that variations in specific indexes, including applicable exchange rates, may be higher or lower than the general price variation.

Net (loss) income: The Company reported a net loss of P$1,192 million for 2002 fiscal year, compared to a P$214 million gain in 2001 fiscal year. The enactment of the Public Emergency Law, the peso devaluation, the worsening of the economic and financial current crisis in Argentina, in addition to growing uncertainty over its evolution, adversely affected 2002 operations and resulted in significant losses. This involved a deep change in the historical evolution of the Company´s results.

The Company´s results of operations for both fiscal years were basically affected by the following major facts:

Argentine peso devaluation: The 238% peso devaluation adversely affected the Company´s results in two aspects: (i) P$8,323 million negative exchange differences derived from the net borrowing position primarily denominated in US dollars, and (ii) increase in interest related to foreign currency financial debt to P$760 million from P$349 million in 2001.

Conversely, remeasurement and translation into Argentine currency of foreign non-monetary assets accounted for a P$1,950 million gain.

Effect of inflation: The Company´s significant net borrowing position resulted in the recognition of a P$5,907 million gain for exposure to inflation.

Situation of utility companies: In a rate de-dollarization and peso devaluation context, equity in earnings of utility companies dropped P$865 million in 2002 fiscal year. In addition, the Company recorded a P$58 million impairment charge to write off book value of Citelec. In 2001 fiscal year, in the light of the deep crisis that broke out by the end of 2001, the Company recorded a P$201 million impairment charge to write-off the CIESA´s acquisition value in excess of the relevant book value.

Impairment of assets: In addition to the effects described above, in the light of the uncertainties prevailing in the current Argentine macroeconomic context in connection with the final recovery of the economic-financial equation and the recoverability of certain operations and assets, the Company adjusted their book value to the respective recoverable value.

Gas areas in Argentina and equity interest in Hidroneuquén: Due to the strong deterioration of domestic prices of gas and energy produced and to the limited possibilities of negotiating price increases within the context of the Public Emergency Law, the Company adjusted book value of such investments to their recoverable value, accounting for P$44 million and P$10 million losses, respectively.

Minimum presumed income tax credit: considering prospects for the evolution of results of operations, the Company recorded a P$19 million and P$102 million impairment charges, in 2002 and 2001, respectively, to write off the minimum presumed income tax credit.

Argentine Government Bonds: since the Argentine Government declared the default on most of its sovereign debt, following a conservative accounting practice, the Company recorded an impairment charge to write off book value of holding of Argentine External Bills in U.S. dollars, survey rate series 74, accounting for a P$30 million loss.

Political and economic crisis in Venezuela: Political and economic unrest, and specially the prolonged strike, to which PVDSA´s workers joined, caused interruption of crude oil deliveries in December 2002 in Oritupano Leona, Mata and Acema areas, and consequently suspension of production activities in these fields. These facts accounted for an about US$ 10 million drop in sales.

Considering the uncertainty posed by the prevailing situation in Venezuela, the financial and exchange restrictions imposed in such country and the occurrence of certain events that crippled operations in the Oritupano Leona, Mata and Acema areas during December 2002, the Company deemed it prudent to record a P$26 million impairment charge to write off book value of loans granted to partners in Venezuelan joint ventures. Under such loan agreements, the Company from time to time provides its joint venture partners any cash required to comply with the obligations related to the joint venture cash flows. The impairment charge was recorded to adjust loan quality to probable recoverable value taking into account that such loans are secured by a pledge as fiduciary bond.

"Ship or pay" agreement with OCP: Considering contractual commitments made with OCP in connection with future transportation of Block 31 production and certain delays in the area development plan, in addition to an overall reduction in the investment plan, the Company recorded a P$72 million allowance for contractual commitments in 2002.

Association Agreement in San Carlos and Tinaco: Based on economic evaluations made upon execution of the association agreement for joint production activities in San Carlos and Tinaco exploratory areas, the Company recorded a P$37 million impairment charge to write&ndashoff the value of the investments made in such areas.

Divestment of non-core assets: Divestment of non-core assets accounted for a P$77 million net gain in 2002, attributable to: (i) sale of Cerro Vanguardia, P$122 million; (ii) sale of Pecom Agra, P$80 million and (iii) sale of Pecom Agropecuaria, P$27 million, which effects were partially offset by a P$152 million loss, derived from the divestment of the forestry business. During 2001 fiscal year, divestment of operations accounted for a P$184 million net gain.

Gross Profit: gross profit for 2002 increased P$556 million or 48.6% to P$1,699 million from P$1,143 million in 2001, mainly as a result of increased marketing margins of the main commodities. Oil and Gas Exploration and Production and Petrochemical business segments gross profits´ increased P$413 million and P$209 million, respectively. Conversely, as a result of restrictions on the increase of energy sales prices in the prevailing inflationary scenario, gross profit for the Electricity business unit dropped by P$50 million.

Net sales: Net sales increased P$964 million or 27.1% to P$4,521 million in 2002 fiscal year from P$3,557 million in 2001, primarily due to the significant rise in the price of the main commodities. In the prevailing inflationary scenario, the price of the main products significantly increased on the basis of a dollar-denominated contribution from foreign operations, increased exports and the alignment of domestic prices with export reference prices. In such respect, in 2002 the price of crude oil, styrene and polystyrene increased 52.1%, 72% and 37%, respectively. In 2002, sales for the Oil and Gas Exploration and Production business segment increased P$820 million (including a P$296 increase in intercompany sales), and sales for the Petrochemicals and Refining business segments increased P$431 million and P$219 million, respectively. In contrast, sales revenues from the Electricity segment decreased P$113 million.

Administrative and selling expenses: Administrative and selling expenses increased P$36 million or 7.1% to P$538 million, mainly as a result of the effect of devaluation on expenses incurred abroad. This impact, however, was mitigated by the implementation of a stringent cost optimization policy.

Exploration Expenses: Exploration expenses increased P$17 million or 41.4% to P$58 million in 2002 from P$41 million in 2001.

Other operating income, net: Other operating income, net decreased P$26 million or 74.3% to P$9 million from P$35 million in 2001, mainly as a result of a drop in income from advisory services related, either directly or indirectly, to utility companies´ operations, in line with the special situation of such companies (P$20 million) and liabilities for environmental remediation works (P$ 8 million).

Operating income: operating income increased P$157 million or 13.9% to P$1,285 million in 2002 from P$1,128 million in 2001, mainly as a result of the significant increase in gross profit. Such increase was offset by the significant drop in equity in operating earnings of affiliates.

Operating income for each business segment for 2002 and 2001 fiscal years is broken down as follows:

Other expenses, net: Other expenses, net recorded P$268 million and P$28 million losses in 2002 and 2001 fiscal years, respectively. In 2002, losses were primarily attributable to the following: (i) impairment of gas production blocks in the amount of P$44 million, (ii) P$72 million for contingencies related to the "ship or pay" contract with OCP, (iii) impairment of exploratory investments in the San Carlos areas in the amount of P$37 million, (iv) impairment charge to write off book value of interest in Citelec and Hidroneuquén in the amount of P$58 million and P$10 million, respectively, (v) P$36 million for tax on banking transactions, (vi) P$26 million allowance for bad debts related to loans granted to joint venture partners in Venezuela, and (vii) accelerated amortization of financial debt issuance costs, in the context of the debt refinancing process (P$17 million). Such effects were partially offset by income from divestment of non-core assets, gain of P$77 million. Losses recorded in the previous fiscal year were mainly attributable to the P$201 million impairment charge to write-off the acquisition value of CIESA in excess of the relevant book value., and to the P$65 million loss from the sale of Pampa del Castillo-La Guitarra area and of the shareholding in Terminales Marítimas Patagónicas, partially offset by a P$249 million gain derived from a hydrocarbon assets exchange.

Equity in operating and non-operating earnings of affiliates: Equity in earnings of affiliates accounted for a P$655 million loss in 2002 fiscal year compared to a P$205 million gain in 2001. This significant increased loss mainly resulted from the beforementioned situation of utility companies which led to a P$865 million drop in income for the year.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) recorded a P$1,332 million net loss, P$880 million or 194.7% higher compared to a P$452 million loss in 2001. Such increased loss is primarily attributable to: (i) an P$8,323 million net exchange loss in 2002, (ii) increase in net financial costs from P$411 million to P$760 million, and (iii) adjustment of liabilities on account of de-dollarization and subsequent application of indexation in the amount of P$54 million and (iv) impairment charge to write off book value of holding of Argentine External Bills in U.S. dollars, survey rate series 74, accounting for a P$30 million loss. Such effects were mitigated by a P$1,950 million gain resulting from conversion and translation of foreign non-monetary assets and by a P$5,907 million gain due to exposure to inflation.

Income tax: The income tax provision accounted for a P$66 million loss in 2002 compared to P$133 million loss in 2001. Both years include an impairment charge to write off the minimum presumed income tax credit in the amount of P$19 million and P$102 million, respectively.

Oil and Gas Exploration and Production

Operating income: Operating income for this business segment increased P$331 million to P$917 million or 56.5% in 2002 from P$586 million in 2001.

Operating income for this business segment is broken down as follows:

Net Sales: Net sales for this business segment increased P$820 million or 42.18% to P$2,764 million in 2002 fiscal year from P$1,944 million in 2001 fiscal year. Excluding inter-company sales, net sales for this business segment increased to P$1,997 million or 35.6% from P$1,473 million.

This significant rise was attributable to increased sales prices mainly as a result of the peso devaluation. Crude oil international price slightly increased to 26.3 US$/bbl or 1.5% in 2002 fiscal year. As a consequence of the combined effect of such factors, the average price per barrel of oil equivalent (boe) increased 52.1%, to 44.4 P$/boe from 29.2 P$/boe. Crude oil hedging policy in both years accounted for an opportunity cost of P$370 million and P$338 million, respectively.

Combined oil and gas sales declined 6.8%, to 171.1 thousand boe/d in 2002 fiscal year from 183.6 thousand boe/d in 2001. The previous year includes sales attributable to Pampa del Castillo &ndash La Guitarra area, which was sold in October 2001 and contributed an average production of 7.3 thousand boe/d in 2001. Excluding such divestment, the daily sales volume slightly dropped 2.9%. The significant reduction in the investment plan severely limited operations during 2002. Along these lines, investments made were focused on countries and products with greater possibilities of cash generation. The proactive performance of operations allowed to mitigate the effects of the investment plan´s reduction.

Argentina

Oil and Gas Exploration and Production net sales in Argentina increased P$380 million or 31.4% to P$1,589 million in 2002 fiscal year from P$1,209 million in 2001 fiscal year. Combined oil and gas sales volumes in 2002 decreased 10%, to 101.6 thousand boe/d in 2002 from 112.9 thousand boe/d in 2001.

Crude oil sales increased P$446 million or 46.1% to P$1,413 million from P$967 million as a consequence of the peso devaluation. The oil price per barrel increased P$62.3, to P$65.4 in 2002 from P$40.3 in 2001. Tax on crude oil exports applied since April 2002 accounted for a P$84 million lower revenue in 2002. Daily oil sales volumes dropped 10%, to 59.2 thousand barrels from 65.8 thousand barrels, mainly as a results of the sale of Pampa del Castillo &ndash La Guitarra area.

Natural gas sales revenues in 2002 dropped P$54 million or 26% to P$182 million in 2002 from P$246 in 2001. In 2002, gas daily sales volumes decreased 10.3% to 253.9 million cubic feet from 282.9 million cubic feet, primarily as a consequence of reduced sales to gas distributors, especially the application of more stringent credit policies and, to a lesser extent, as a consequence of the reduced demand from thermoelectric generating plants on account of the water supply levels recorded in 2002. Average gas sales prices dropped to P$1.96 per thousand cubic feet in 2002 from P$2.38 per thousand cubic feet in 2001, in line with the Public Emergency Law provisions that limit the possibility of increasing the price of gas sold in the domestic market, mainly regarding sales agreements entered into with utility companies and with the power thermoelectric generating plants. The Company, however, renegotiated the terms and conditions of certain gas sales agreements, especially those corresponding to exporting clients, and the prices of said agreements were adjusted to meet the new economic conditions.

Outside of Argentina

Oil and gas sales in foreign countries increased P$440 million or 59.9 % to P$1,175 million in 2002 from P$735 million in 2001 mainly as a result of the peso devaluation. In 2002 combined oil and gas sales in foreign countries decreased 1.7%, to an average of 69.5 thousand barrels of oil equivalent per day from 70.7 thousand barrels of oil equivalent per day in 2001.

In Venezuela, oil and gas sales increased P$210 million or 44.6% to P$680 million in 2002 from P$470 million in 2001 as a consequence of the peso devaluation. During 2002, average daily oil sales decreased 3.5% to 44.7 thousand barrels compared to 46.3 thousand barrels in 2001, as a result of the field natural decline and reduced deliveries due to PDVSA strike during December 2002. In 2002, the average oil price per barrel increased 51.3%, to P$41.6 from P$27.5 in 2001 fiscal year.

In Bolivia, oil and gas sales increased P$29 million or 35.4% to P$111 million in 2002 from P$82 million in 2001, mainly as a result of the peso devaluation. Combined daily oil and gas sales volumes decreased 6.4%, to 7.3 thousand boe/d in 2002 from 7.8 thousand boe/d in 2001 as a result of reduced gas demand from Brazil.

In Peru, oil and gas sales increased P$176 million or 97.8% to P$356 million in 2002 from P$180 million in 2001. Due to the Argentine peso devaluation, average oil sales prices rose 98%, to P$80.4 from P$40 in 2001. In 2002, daily oil sales volumes decrease slightly to 11.3 thousand barrels in 2002 from 11.6 thousand barrels in 2001, reflecting the field natural decline.

In Ecuador, net sales totaled P$28 million in 2002 compared to P$3 million in 2001. Sales in 2002 were attributable to the start up of production at Palo Azul field, in Block 18, upon approval of the development plan, which added sales of P$16 million. In addition, management works were performed in the amount of P$12 million.

Gross profit: Gross profit for this business segment increased P$413 million or 53% to P$1,192 million in 2002 from P$779 million in 2001 as a result of the Argentine peso devaluation. Gross margin increased to 43.1% in 2002 from 40% in 2001.

Administrative and selling expenses: Administrative and selling expenses for this business segment increased P$56 million or 33.7% to P$222 million in 2002 from P$166 million in 2001 as a result of the Argentine peso devaluation effect on foreign operations expenses. The ratio of administrative and selling expenses to sales did not show significant changes.

Exploration expenses: Exploration expenses increased P$17 million or 41.4% to P$58 million in 2002 from P$41 million in 2001. During 2002, drilling activities at Chontayacu well at Block 18 in Ecuador were completed but proved to be unsuccessful. In addition, 238 km of 2D seismic lines were shot at Block 31. In Argentina and Peru, investments attributable to Chiripá Well in the Santa Cruz II Oeste area and to the Mashansha Well at Lot 35 were charged to income but no reserves were found.

Equity in operating earnings of affiliates: Equity in operating earnings of affiliates increased P$13 million or 38.8% to P$25 million in 2002 from P$18 million in 2001. Equity in earnings of Petrolera Perez Companc S.A. increased to P$23 million compared to P$12 million reflecting the effect of the Argentine peso devaluation.

Other operating income, net: Other operating income recorded a P$20 million loss in 2002 mainly attributable to liabilities for environmental remediation and the sale of fixed assets.

Hydrocarbon Marketing and Transportation

Operating income: Operating income for this business segment decreased P$242 million or 89.6% to P$28 million in 2002 compared to P$270 million in 2001. In 2002, the Company reported equity in earnings of TGS as non-operating income, and did not segregate the respective operating portion of the same. (See "Situation of interest in Utility Companies"). The 2001 fiscal year includes a P$211 million gain derived from direct and indirect interest in TGS.

Operating income for this business segment is broken down as follows:

Company´s own operations: On account of a reformulation of the liquid processing business segment, as from 2002 such activities are developed by the Oil and Gas Exploration and Production business segment. In 2001, sales revenues amounted to P$50 million and operating income totaled P$14 million. Excluding such effects, operating income from the Company´s own operations decreased P$1 million to P$3 million in 2002 from P$4 million, and sales revenues dropped P$17 million to P$16 million from P$33 million in 2001, mainly due to the deterioration of the price of gas sold in the domestic market and the drop in oil operations, partially offset by improved prices resulting from the Argentine peso devaluation.

Equity in earnings of Oldelval S.A. and Termap S.A.: Equity in earnings of Oldelval decreased to P$12 million in 2002 from P$20 million in 2001, mainly due to the combined effect of reduced prices (18%) and a 16.5% drop in crude oil volumes transported to 60.8 million barrels from 72.8 million barrels in 2001, resulting from the combined effect of the Neuquen Basin fields natural decline and increased exports to Chile, transported through the Trasandino Oil Pipeline. In addition, equity in earning of Termap, which was sold in October 2001, contributed a P$4 million gain in 2001.

Other operating expenses: In relation to advisory services provided to TGS´s technical operator, the Company posted P$13 million and P$17 million gains in 2002 and 2001, respectively.

Refining

Operating income: Operating income for this business segment increased P$15 million or 51.7% to P$44 million in 2002 from P$29 million in 2001, mainly as a result of the increased profitability of Refinor operations.

Gross profit: Gross profit dropped P$11 million or 14.5% to P$65 million in 2002 from P$76 million in 2001. Gross margin decreased from 9.8% in 2001 to 6.5% in 2002.

In 2002 the refining spread per barrel (average sales price less crude oil cost) decreased to P$18.1 or 22.3% from P$23.3. The average price of crude oil increased to P$78/bbl or 36.8% from P$57/bbl in 2001, reflecting the impact of the Argentine peso devaluation. The international reference price remained at an average of 26 US$/bbl, equivalent to the average recorded in 2001. Express Argentine Government initiatives and the gradual drop in the activity level curbed the passing through of increased crude oil costs to sales prices. Sales prices increased an average of 28%, thus resulting in the beforementioned deterioration of the spread per barrel.

In line with the strategy designed to maximize products contribution margins implying the optimization of crude oil volumes processed, crude oil volumes processed in 2002 averaged 27.1 thousand barrels per day, 6% higher than volumes processed in 2001.

Net sales: Net sales of refinery products increased P$219 million or 28.1% to P$998 million in 2002 from P$779 million in 2001, boosted by increased prices and higher export volumes which partially offset the strong shrinkage in the domestic market. In 2002 the average sales price of diesel oil, gasolines, heavy products, benzene, paraffins, aromatics and asphalts increased 23.1%, 7.3%, 58.5%, 108%, 55.4%, 30.5% and 24% respectively. Total sales volumes remained unchanged compared to 2001. There was, however, a change in the mix of products sold, aiming to prioritize the optimization of contribution margins, as well as in marketing channels. Along these lines, exports increased 171%, capitalizing on the improved competitiveness of Argentine production after devaluation; while local sales dropped 30% due to the domestic market shrinkage and the lack of profitability. Consumption in the domestic market of gasolines and diesel oil decreased 12.5% and 8.4% respectively, compared to 2001.

Taxes on exports applied in April 2002 accounted for a P$14 million lower income in 2002.

During 2002 gasoline and diesel oil domestic demand dropped 12% and 8%, respectively. In such respect, the recessive situation of the Argentine market in addition to the strong tax incidence on final prices of these products had a negative impact. This, in turn, encouraged a strong growth in CNG consumption.

Total diesel oil sales volumes decreased 16.3%, with a 35% domestic market shrinkage, offset by a 416% increase in exports to bordering countries, especially to Paraguay. The market share dropped to 4% in 2002 from 5% in 2001.

Total gasoline sales volumes dropped 2.7%, reflecting the domestic market behavior. However, the market share slightly increased to 2.9% in 2002 from 2.8% in 2001.

Aromatics sales volumes rose 3.4% on account of increased exports that rose 144% mainly to bordering countries and the United States, offset by a 15% drop in the domestic market.

Sales volumes of the reformer plant products decreased 5.6% due to reduced local sales (22%), offset by a 503% increase in exports.

Sales volumes of paraffinic products increased 34.5% due to the 90% rise in export volumes, mainly to the United States and bordering countries, offset by reduced local sales (20%).

Sales volumes of heavy products increased 46.1% due to the 150% increase in volumes exported to the United States and bordering countries, offset by reduced local sales (46%).

Asphalts sales volumes dropped 46.4%, with a 60% market shrinkage and the market share decreased to 17% from 21% in 2001. Sales to the domestic market influenced by the interruption of most public works recorded a 65% drop, offset by exports to Bolivia and Paraguay which increased 194% compared to 2001. The Company set a record on asphalt exports.

Administrative and selling expenses: Administrative and selling expenses for 2002 fiscal year decreased P$11 million or 18.6% to P$48 million from P$59 million, mainly due to the fact that expenses increased significantly below inflation levels.

Equity in earnings of affiliates: Equity in earnings of affiliates increased P$18 million or 72% to P$43 million from P$25 million in 2001. Equity in earnings of Refinor increased P$16 million to P$33 million from P$17 million in 2001, mainly due to increased exports refining spreads. Export prices of diesel oil and gasolines increased 59% and 86%, respectively. LPG, diesel oil and gasoline local prices increased 8.8%, 13.4% and 9.2%, respectively. LPG, diesel oil and gasoline domestic market sales volumes increased 14.5%, 2.8% and 12.6%, respectively. The execution of an active trade policy allowed for a significant growth in the influence area market, thus offsetting the Argentine market consumption shrinkage. Equity in earnings of Empresa Boliviana de Refinación recorded P$10 million and P$8 million gains, respectively. This improvement is mainly attributable to the acquisition of an additional 19% interest and to Argentine peso devaluation, since both fiscal years have similar operating results in their source currency.

Other operating expenses: Other operating expenses recorded P$16 million and P$13 million losses in 2002 and 2001, respectively. The under-absorption of fixed costs imposed by the optimization policy of crude oil volumes processed accounted for P$10 million losses in both fiscal years. In addition, a P$5 million liabilities for environmental remediation costs were recorded in 2002.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment increased P$204 million or 329% to P$266 million in 2002 from P$62 million in 2001, primarily due to the significant recovery of marketing margins, especially styrenics margins as opposed to 2001, and to increased styrene, polystyrene and rubber sales volumes. In addition, the changes in the fertilizers sales mix boosted consolidation of increased operating income since the sale of products with a higher added value was prioritized.

Gross profit: Gross profit increased P$209 million or 138.4% to P$360 million in 2002 from P$151 million in 2001. Gross margin on sales increased to 29.1% from 18.7%.

In 2002 international and local margins were significantly higher than in 2001, boosted by an increased demand from Asia, in addition to operating problems that affected the performance of plants located in the United States and Europe. Within this scenario, the differential of international prices between crystal polystyrene (South East Asia) and the mix of benzene/ethylene raw materials (US Gulf Coast) increased 64% and the differential between styrene (US Gulf Coast) and the mix of benzene/ethylene raw materials (US Gulf Coast) increased 330%. In line with the international price trend, polystyrene and styrene marketing spreads increased 27% and 81% in Argentina, and 51% and 129% in Brazil, respectively. In addition, in Argentina the elastomers business gained international competitiveness due to the relative importance of its fixed production costs.

Net sales: Net sales increased P$431 million or 53% to P$1,237 million in 2002 from P$806 million in 2001.

Sales of styrenics in Argentina increased P$155 million or 53.8% to P$444 million from P$289 million in 2001 (including exports to Innova in the amount of P$25 million and P$9 million, respectively). Sales prices of styrene, polystyrene and rubber prices increased 72%, 37% and 36%, respectively. Sales volumes recorded a 5% increase, boosted by a 41% increase in exports, which allowed to offset the 13% drop in local sales.

Styrene sales volumes rose 9%, boosted by a 183% increase of exports, basically to Brazil and Chile, thus confirming the Company´s leading position in the styrene market in the Mercosur. Local sales dropped 28% due to the impact of the strong Argentine recessive situation during the year. Polystyrene sales volumes increased 10% due to a 45% record increase in exports, the main destinations bordering countries, especially Brazil and Chile, the United States and Europe while local sales dropped 12%. Total rubber sales volumes increased approximately 8% boosted by the a 15% increase in exports, (setting another historical record for the Company), mainly to Brazil, Chile and Peru, mitigated by reduced local sales (6%).

Tax on exports applied in April 2002 accounted for a P$6 million income reduction in 2002.

In Brazil, Innova sales increased P$262 million or 88.8% to P$558 million from P$295 million in 2001. As in Argentina, increased income is mainly attributable to the increase in styrene and polystyrene international prices which recorded 88% and 61% increases compared to 2001. In addition, Innova´s low-cost producer nature as well as the plant strategic location and the effective business management, helped extend the client base in Brazil and generate a 25% increase in styrene volumes sales. With a 2.8% rise in the local market share, the increased trading activity allowed to consolidate the Company´s leading position in the Brazilian market. Polystyrene sales volumes were slightly higher than those in 2001. A 188% increase in exports compared to 2001, mainly attributable to the consolidation of commercial relations in the South of Africa and sales to the United States, favorably offset the 11% drop in local sales. Excluding non-recurrent sales made to co-producers in 2001, the volume sold to the client base recorded a 5.7% rise. This behavior acquires significance within a market characterized by increasing competitive pressures as a result of a marked increase in the total installed production capacity.

Fertilizers sales increased to P$261 million or 13% from P$231 million mainly as a result of a 33% price increase, on account of the passing through of increased input costs, and of the change in the sales mix. Total sales volumes fell 15.4% compared to 2001, in line with the argentine market shrinkage. In addition, during 2002 the Company has set up a more selective sale strategy aimed at prioritizing the quality of the clients portfolio and maximizing marketing margins. Along these lines, sales volume of products manufactured by the Company increased 21% while resale dropped 58%.

Administrative and selling expenses: Administrative and selling expenses increased P$27 million or 28.7% to P$121 million from P$94 million due to the Argentine peso devaluation effects on Innova´s expenses.

Equity in operating earnings of affiliates: Equity in earnings of Petroquímica Cuyo increased P$13 million to P$16 million in 2002 from P$3 million in 2001. This improvement results from the increase in polypropylene marketing margin (59.9%), in line with increased international margins, and the 5.3% increase in sales volume due to a 113% increase in exports.

Other operating income: Other operating income recorded P$11 million and P$2 million gains in 2002 and 2001, respectively. Fiscal year 2002 income is attributable to the collection of an insurance compensation for a loss occurred at the ethyl benzene plant and to certain tax credits from operations in Brazil.

Electricity

Operating income: Operating income dropped P$221 million or 75% to P$73 million in 2002 from P$294 million in 2001. In 2002, the Company reported equity in earnings of Citelec as non-operating income, and did not segregate the respective operating portion of the same. (See "Situation of interest in Utility Companies"). Fiscal year 2001 includes a P$53 million gain from equity in earnings of Citelec.

Within the current economic context, the activity´s margins were significantly affected by the Public Emergency Law provisions. In such respect, de-dollarization of tariffs and contracts within an inflation and devaluation scenario adversely affected the business segment operating performance.

Operating income for this business segment is broken down as follows:

Electricity Generation:

Net Sales: Sales of electricity generation decreased P$69 million or 26.3% to P$193 million from P$262 million in 2001.

Net sales attributable to the Genelba Power Plant dropped P$39 million or 19.7% to P$159 million in 2002 from P$198 million in 2001 reflecting a drop in energy prices, which was partially offset by increased sales volumes. The average monomic price of energy and power delivered dropped 32.3% accounting for P$33.7 per MWh and P$49.8 per MWh, respectively, mainly due to de-dollarization and a 6% demand shrinkage. In 2002, energy deliveries increased to 18,9% or to 4,731 GWh from 3,979 GWh in 2001, with a plant factor of 70.9% and 59.8%, respectively. The increased volume was mainly attributable to: (i) non-restriction of fuels during 2002; (ii) higher operating availability and (iii) higher dispatch to the network, due to a timely and flexible operation and the effects of regulatory changes that improved the Power Plant´s competitiveness. In 2002 Genelba Power Plant operating availability was 95.4%, 3.3% higher than in 2001, as a result of compliance with works scheduled in the technical maintenance program for equipment.

Net sales attributable to Pichi Picún Leufú dropped P$18 million or 38.3% to P$29 million in 2002 from P$47 million in 2001 as a consequence of the combined effect of lower sales prices and a slight drop in sales volumes, to 1,240 GWh from 1,313 GWh, determined by the high water levels recorded in 2001. The average monomic price of energy and power delivered dropped 32.3% accounting for P$23.3 per MWh and P$36.2 per MWh, respectively, mainly due to de-dollarization of prices. On account of the application of the Energy Support Price Method and by virtue of the prices recorded in both fiscal years and their future estimates, the Company posted P$5 million and P$17 million gains, respectively, in both periods.

Gross profit: Gross profit dropped P$47 million or 59.5% to P$32 million in 2002 from P$79 million in 2001. Gross margin declined to 16.6% from 29.2%, mainly as a result of reduced prices on account of the beforementioned provisions of the Public Emergency Law. Gains recorded on account of the application of the support price method for energy generated in the Pichi Picún Leufú Complex mitigated the significant price drop.

Administrative and selling expenses: Administrative and selling expenses for the generation activity increased P$3 million or 37.5% to P$11 million in 2002 from P$8 million in 2001. Such increase mainly derived from an allowance for customers´ bad debts.

Equity in earnings of Distrilec (Edesur´s controlling company)

Equity in earnings of Distrilec dropped P$84 million or 90% to P$9 million from P$93 million in 2001 as a consequence of the impact of the Public Emergency Law provisions that generated a strong asymmetry between Edesur´s fixed revenues and increased production costs and expenses, due to the Argentine peso devaluation and the effects of inflation. Sales revenues dropped approximately 45% to P$1,060 million from P$1,936 million, boosted by the combined effect of reduced prices on account of tariff freezing and a 6% contraction in energy demand. Costs and expenses dropped 36% in constant money on account of the significant participation of peso-denominated components. Income from advisory services provided to Edesur´s technical operator were affected by the strong drop in the Edesur´s operating margin, decreasing to P$22 million from P$37 million in fiscal year 2001.

Equity in earnings of Yacylec

Equity in earnings of Yacylec decreased P$5 million or 45% to P$6 million from P$11 million. Such drop was attributable to the impact caused by the Public Emergency Law provisions.

Other Investments

Operating income for the Other Investments business segment totaled P$77 million in 2002 compared to P$41 million in 2001. During 2002, divestments of the forestry business and shareholdings in Pecom Agra S.A., Pecom Agropecuaria and Cerro Vanguardia were executed. The Company estimates that no significant results will be recorded in the future in this business unit.

MANAGEMENT´S DISCUSSION AND ANALYSIS OF LIQUIDITY AND CAPITAL RESOURCES

The ability of Argentine companies to access bank loans and capital markets over the last few years has been affected by the economic recession and political instability in Argentina. The difficulties to access medium and long term borrowings resulted in a significant shortening of medium term maturities of the Company´s debt stocks. Therefore, the Company has consistently maintained high levels of liquidity as a way to reduce financial risks and provide flexibility to overcome the difficult conditions and high volatility of Argentine financial markets and of emerging capital markets as a whole.

The size and complexity of the Argentine crisis by the end of 2001 appeared as a limitation to the liquidity, creditworthiness and profitability of most Argentine companies. Within this scenario, the prospects of Argentine companies accessing foreign or Argentine financial markets in the near and medium term were very poor. In addition, in 2002 the Company´s liquidity was especially affected by the following:

Restrictions on banking deposits and on transfers abroad for payment of principal and interest on financial loans,

Argentine Government´s default on most of its financial obligations,

Economic recession and political instability in Argentina,

The change in the economic&ndashfinancial equation of utility companies (See "Situation of Interest in Utility Companies"). In 2001, the Company received from its related companies dividends in cash in the amount of US$65 million, US$52 million of which were received directly or indirectly from TGS, Edesur and Citelec. The Company may not assure when, if it were the case, it will receive cash dividends from such companies.

In order to secure compliance with financial commitments and at the same time confirm its long term objectives, during 2002 the Company´s Management executed a financial management plan that prioritized the strict monitoring of liquidity levels. Along these lines, an action plan was implemented mainly focused on the overall refinancing of a substantial portion of its financial debt (See "Financial debt refinancing") and the significant cuts in the investment plan (See "Reduced Capital Expenditures").

Cash

As of December 31, 2002 and 2001, the Company´s cash and cash equivalents totaled P$689 million and P$1,247 million, respectively. The Company´s policy is to maintain excess cash primarily in U.S. dollars.

The inability to access capital markets during 2002 resulted in a significant drop in the Company´s liquidity level. With these restrictions, cash was mainly provided by the Company´s own operations accompanied by a reduction in the investment plan and divestment of non-core operations

Indebtedness

As of December 31, 2002, the Company´s total indebtedness amounted to P$7,285 million, P$6,064 millions of which account for long-term indebtedness. As of such date, the Company´s short-term indebtedness totaled P$1,221 million, P$707 million of which account for the current portion of long-term obligations and P$514 million accounted for short-term indebtedness with financial institutions under several loan agreements or promissory notes. Substantially 100% of the Company´s financial debt and a significant portion of the debt of the major affiliates is denominated in U.S. dollars, whether directly or indirectly through foreign currency futures contracts.

The Company´s long term debt primarily consists of corporate notes. The remaining long term debt is mainly related to bank loans obtained by foreign subsidiaries and to import credit lines used to finance construction of Genelba and Innova plants.

The Company maintains in force a corporate note global program for a principal amount at any time outstanding of US$2,500 million or its equivalent in any currency. As of December 31, 2002, notes in an aggregate amount of US$1,704 million are outstanding under this program. In January 2003, the Company issued Class N in the amount of US$97 million, applied to refinancing of liabilities.

The Program was rated "BB" by Fitch Argentina Calificadora de Riesgo S.A. and "raBB" by Standard & Poor´s International Ratings, LLC, Argentina branch. At the international level, Standard & Poor´s Rating Services and Moody´s Investor Services Inc. rated the Company "CCC" and "Ca", respectively.

The Company has no commitments that accelerate maturity of the financial debt in the event credit ratings become lower.

The Company´s debt maturity profile as of December 31, 2002, is as follows:

1 year	2 years	3 years	4 years	5 years	Thereafter
1,221	967	1,043	510	1,436	2,108

Operating Activities

In 2002, cash provided by operations, excluding cash flow from advance payments for hedging derivative instruments and letters of credit dropped P$462 million to P$986 million from P$1,448 million in 2001, mainly due to: (i) increase in net financial expenses on account of the Argentine peso devaluation, (ii) 2001 fiscal year includes a P$242 million inflow from the assignment to international financial institutions of a portion of the fees the Company will receive from PDVSA for the exploitation of the Oritupano Leona area, (iii) increased cash operating requirements, especially on account of the regularization of payments to suppliers in Venezuela, (iv) significant drop in dividends received from related companies, in line with the situation of utility companies. Such facts were partially offset by the dollar-denominated flow from foreign operations and by increased marketing margins in pesos from Argentine operations, resulting from higher local sales prices and increasing exports.

In addition, in 2002 increased WTI future prices imposed the need to make payments in advance in order to reduce credit exposure of hedge operations, P$308 million. In addition, a P$148 million payment was made for collaterals in relation to maintenance of letters of credit that guarantee compliance with investment commitments in Ecuador.

Investment Activities

Within a restrictive investment policy, cash used in investment activities totaled P$112 million in 2002, compared to P$1,582 million in 2001.

Capital expenditures made in each business segment is broken down as follows:

Capital expenditures made in the Oil and Gas Exploration and Production core business in 2002 totaled P$591 million, 62.3% lower compared to 2001. Capital expenditures in 2002 were primarily focused on maintaining production and maximizing cash flow, giving priority to countries and products having greater contribution. During the year, 142 wells were drilled, 139 of which are located in Argentina, and 231 units were subject to workover activities.

Capital expenditures made in the Refining and Petrochemicals business segments in 2002 totaled P$85 million, 44% higher than those recorded in 2001. In April 2002, the Company acquired a 19% additional interest in EBR, in the amount of P$60 million. In addition, investments in the amount of P$25 million were made and were basically directed to the development of the commercial network.

In the Hydrocarbon Marketing and Transportation business segment, maintenance of the letters of credit that secure compliance with the commitments related to the investment in OCP accounted for P$38 million expenditures.

Capital expenditures made outside of Argentina accounted for approximately 72% of the capital expenditures budget for 2002, totaling P$526 million. Such figures clearly evidence the Company´s long term strategy to grow as an integrated energy company in Latin America.

Financing Activities

In 2002, net cash used in financing activities amounted to P$1,741 million compared to a P$820 million source in 2001.

In 2002, the Company paid off long term liabilities in the amount of P$1,711 million. In March 2002 Class E notes, issued under the global program amounting to US$1,200 million, were repaid in an amount of US$177 million (P$845 million). Pursuant to the terms and conditions of the exchange offers launched for the financial debt overall refinancing, financial debt was paid off in advance in the amount of approximately US$144 million (P$549 million). Outstanding notes under the Global Program of PASA (later on absorbed by Pecom Energía) were paid off at maturity in an amount of US$22 million (P$85 million). In 2001, the Company paid P$1,039 million, P$654 million of which were applied to pay off the US$300 million syndicated loan due December 2001 and P$354 million to pay off, principally, lines of credit for foreign trade operations.

In 2002, the Company issued Class E notes in the amount of US$35 million (P$123 million). Such notes accrue interest at a 6.75% annual rate and are due March 2003. In 2001, the Company placed long term financing in the amount of P$1,004 million. In July 2001, the Company issued Class "C" notes in the amount of US$220 million (P$480 million). In addition, cash provided by foreign lines of credit amounted to P$285 million, cash provided by foreign trade financing totaled P$162 million and cash from the last tranche of the loan granted by the IFC to Innova amounted to P$77 million.

Net cash used in short-term financing totaled P$151 million in 2002. The simultaneity of the Argentine and Venezuelan crises limited the Company´s ability to renew short term lines of credit at maturity. Conversely, during 2001, cash provided by short-term financing amounted to P$1,017 million. In November 2001, the Company issued short-term notes in the amount of US$ 156.5 million (P$341 million).

FUTURE CAPITAL REQUIREMENTS

The Company´s budget for 2003 provides for a significant investment growth compared to investments made in 2002.

Investments projected for 2003 will be focused on the Oil and Gas Exploration and Production business segment and priority will be given to maintaining Argentine and Venezuelan production. In addition, investments will be also focused on the development and exploration of blocks in Ecuador.

Regarding the Hydrocarbon Marketing and Transportation business segment, infrastructure works required to transport reserves in Ecuador will be executed.

In the Refining business segment the retail commercial network development program will continue. Materialization of such a program will allow to achieve a more integrated and balanced vision of the business, thus balancing risks and optimizing the value chain.

The aggregate amount of such investments will be dependant upon several factors, many of which are beyond the Company´s control, such as the future price evolution of the commodities marketed by the Company, the financing available under acceptable terms, the outcome of utility rates renegotiations, renegotiation of Concession Contracts in connection with privatized companies, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforceability of Argentine and foreign regulations, the Argentine and Mercosur economic situation and the peso exchange rate evolution.

The Company considers that capital requirements related to its investment program, financial debt payment and working capital requirements will be covered by cash provided by operations, possible divestment of operations and new indebtedness.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

The following quantitative and qualitative information is provided about the Company´s exposure to market risks derived from the ordinary course of business.

This analysis comprises statements on future events which may not occur and imply risks and uncertainties. Actual results may significantly differ due to several factors.

Quantitative Disclosure

The chart below provides quantitative information about the Company´s derivative financial instruments and other financial instruments as of December 31, 2002, which may be sensitive to changes in commodity prices, interest rates and foreign exchange rates.

Commodity Price Risk
	Collections (Payments)
	Expected Maturity
	2003	2004	2005	Total	Estimated Fair Value
Sales Price Exposure

Crude oil price swaps
Contract volumes (million barrels)	3.7	---	---	3.7
Average settlement prices (US$ per barrel)	18.85	---	---	---
Notional amount (US$ million)	69	---	---	---
Expected cash flow (US$ million)(1)	(30)	---	---	(30)	(30)

Crude oil price options (2)
Contract volumes (million barrels)	5.5	---	---	5.5
Average settlement price (US$ per barrel)	20.67 27.19	---	---	---
Notional amount (US$ million)	131	---	---	131
Expected cash flow (US$ million) (1)	-	---	---	---	(5)

Swap options (3)
Contract volumes (million barrels)	---	11.0	7.3	18.3
Average settlement price (US$ per barrel)	---	18.87	19.00	---
Notional amount (US$ million)	---	207	139	346
Expected cash flow (US$ million) (1)	---	(49)	(29)	(78)	(95)

The expected cash flow was calculated based on the closing price of future contracts of Light Sweet Crude Oil on the New York Mercantile Exchange as of December 31, 2002.

For 2003, transactions are Producer Collars that provide a coverage with a minimum price of US$20.67 and a maximum price of US$27.19. Within such range the price floats at market value.

The transactions included herein are sold swaptions.

Foreign Currency Exchange Rate Risk and Interest Rate Risk (figures in millions of pesos)

	Expected Maturity
	2003	2004	2005	2006	2007	Thereafter	Total	Estimated Fair Value

Short and long term debt

Pesos
Variable rate	76	19	-	-	-	-	95	95
Average interest rate (%)	11.2	14.2	-	-	-	-

U.S. dollars
Fixed rate	416	499	536	16	955	1,796	4,218	3,297
Average interest rate (%)	6.3	8.1	7.9	9.0	8.9	8.4
Variable rate	699	449	507	494	481	312	2,942	2,942
Average interest rate (%)	4.9	5.5	5.6	5.7	5.7	2.5

Bolívares
Fixed rate	30	-	-	-	-	-	30	30
Average interest rate (%)	35.9	-	-	-	-	-

Total	1,221	967	1,043	510	1,436	2,108	7,285	6,364

Qualitative Disclosures

The Company´s results of operations and financial condition are mainly exposed to three market risk categories: commodity price risk, foreign currency exchange rate risk and interest rate risk. The Company periodically reviews the risks associated with its businesses at a senior management level, based on an approach that has evolved from an independent analysis of each business unit to a risk management strategy that monitors the overall asset portfolio risks. This allows to efficiently grow in the operations vertical integration, balancing market risks in the business value chain.

This strategy anticipates uncertainty sources that have an impact on the businesses and facilitates allocation of capital that optimizes the long-term return/risk ratio. All this allows to: (a) support capital expenditure plans, (b) ensure certain profitability and cash generation levels, and (c) improve the Company´s risk perception.

The Company uses derivative financial instruments such as futures contracts, swaps contracts, options or other instruments in order to reduce its exposure to the above mentioned risks. The beforementioned financial operations expose the Company to a credit risk. Such risk is mitigated by negotiating with entities having an international credit rating equal to or higher than "A-" as per Standard & Poor´s or "A2" as per Moody´s Investors Service. In addition, the Company applies strict requirements for the approval of lines of credit, applies several procedures to assess such risks and seeks to reduce even more its credit exposure by using certain tools such as agreements for collateral advance payment or collection of such operations and the offset of collections and payments. Such financial instruments are entered into subject to strict restrictions set by the senior executive management. The results of hedging operations are periodically reviewed by the Management in order to confirm they are effective and relevant, consistent with market conditions. Such instruments are entered into in line with the market risk management policy goals.

Regarding the Company´s interests in affiliates, the boards of directors of such companies formulate the relevant risk management policies.

Commodity Price Risk. In the Oil and Gas Exploration and Production, Refining and Petrochemicals businesses the Company is subject to the associated market risk in relation to price volatility, mainly of crude oil and by-products.

The Company uses several derivative financial instruments to reduce its exposure to the risks related to crude oil price volatility. Historically, the Company has prioritized a risk strategy that, basically through swaps and producer collars, was designed to set crude oil sales prices at certain intervals. In such respect, results of hedging derivative instruments are generally offset by similar changes in crude oil prices. Such policy, though it proved to be effective to comply with the proposed objectives, especially in 1998 when all-time minimum values were recorded, has prevented the Company from capitalizing on potential profits within a strengthened price scenario.

The chart above provides information regarding derivative contracts entered into by the Company in connection with its exposure to commodity price risks.

Based on WTI price expectations, during 2002 the Company intensified the use of option contracts within its crude oil prices hedging strategy. Such contracts provide greater flexibility, set up a protection against a drop in prices and allow the possibility of capitalizing the benefits of a high price scenario. Simultaneously, this strategy limits the financial risk associated to the collateral requirements of swaps and producers collars.

During 2002, the Company executed the following operations: For 2002 it entered into options for 37,700 bbl/d. In addition, for 2003 the Company closed positions for a total volume of 67,500 bbl/d to be realized at market value at a 1.42 US$/bbl discount. Regarding these contracts, the Company paid P$117 million.

After closing, in January 2003, the Company executed crude oil hedging transactions for the second semester of 2003 for 30,300 bbl/d. Such hedging provides protection based on the actual WTI price, setting a minimum price of 22.87 US$/bbl. Premiums paid for such transaction totaled US$8.5 million.

The National Securities Commission ("CNV") issued new regulations in connection with the accounting measurement and disclosure of information related to derivative instruments involved in risk hedging transactions and hedging accounting in general. Such regulations will be applicable for fiscal years commenced as from January 1, 2003. Given the recent issuance of CNV´s resolution, the Company´s Management as of the date of these financial statements has not completed the analysis of the impact the new regulations might have. Since such regulations provide restrictive criteria for such derivative instruments to fall within hedging accounting, it is possible that a portion of the same do not qualify for hedging accounting.

Foreign Exchange Risk. The Company´s results of operations and financial condition are sensitive to changes in the exchange rate between the Argentine peso and other foreign currencies.

As of December 31, 2002, most of the Company´s financial debt and a significant portion of the main subsidiaries´ debt was denominated in U.S. dollars.

Historically, exposure of the Argentine peso to the United States dollar has not been hedged since under the Convertibility Law, effective as from 1991, the BCRA was obliged to sell dollars at a rate of exchange not exceeding one peso per dollar. In the economic, financial and regulatory scenario prevailing as of December 31, 2001, primary cash flow generation provided the Company with a specific hedge for the related risk. In such respect, a significant portion of the Company´s and its subsidiaries´ income was directly or indirectly denominated in U.S. dollars.

On January 6, 2002, the Argentine Government enacted the Public Emergency and Foreign Exchange System Reform Law that changed the Convertibility System in force thus putting an end to the economic model effective thus far.

In the new scenario prevailing in Argentina, the Company´s operating cash flow quality was severely affected. Measures such as the de-dollarization of utility rates previously denominated in U.S. dollars and their subsequent renegotiation, the implementation of new taxes on hydrocarbon exports and the implementation of policies limiting the passing through of devaluation effects to local prices, affected the offset of the peso devaluation effects on the Company´s cash flow.

Notwithstanding such limitations, as from 2002 second semester domestic prices of the main commodities significantly recovered, in line with export price references. In addition, in 2002 the Company intensified the trade policy aimed at opening and consolidating export markets, thereby capitalizing on domestic price and export price asymmetries. Based on such behaviors, in addition to a solid positioning of foreign operations, the cash flow of which is primarily denominated in U.S. dollars, its expected that the Company´s operating cash flow generation will significantly reduce its exposure to the peso in the short term, and recover its sensitivity to the U.S. dollar.

If the Argentine Government continues issuing additional executive decrees or exerting pressure to restrict price increases, or controls exports or applies its emergency regulatory authority to fix prices or enacts other laws aimed at stabilizing prices or supply, the Company´s operating cash flow quality would be negatively affected and its correlation with the U.S. dollar would weaken.

To a lesser extent, the Company´s results are exposed to exchange rate fluctuations between the peso and other foreign currencies other than the U.S. dollar. A minor portion of the Oil and Gas Exploration and Production and Petrochemicals business segments´ expenses are denominated in the local currencies of Venezuela, Brazil, Peru, Ecuador and Bolivia. Any possible appreciation of such currencies against the Argentine peso would have a slight negative impact on the Company´s results.

Interest Rate Risks. Interest rate risk management mainly aims at reducing overall financial costs and adjusting risk exposure to the profile required.

In order to reduce interest rate volatility, the Company, by means of the application of mathematical models that incorporate historical volatility and correlation analyses, permanently evaluates the opportunity to enter into derivative instruments.

As of December 31, 2002 the Company keeps in force an interest rate risk hedging contract aimed at managing the risk related to LIBO rate volatility implied in Class C notes, fixing the respective interest rate at 7.93% p.a..

As of December 31, 2002, approximately 60% of the total financial debt was exposed to a fixed rate and 40% to a variable rate. The variable rate debt is mainly related to the LIBO rate. This risk, however, is managed through the natural hedge provided by the portion of fees received for production activities in the Oritupano-Leona area and provided by the Company´s financial assets, with cash flows remunerated at LIBO or similar rate.

MANAGEMENT AND ADMINISTRATION

Board of Directors

The Board of Directors is composed of such number of members as determined by the Regular Shareholders´ Meeting, between a minimum of six and a maximum of twelve members. Such members are elected for a two-year term and are renewed by halves each year. The Regular Shareholders´ Meeting may appoint an equal or a lower number of alternate members and for the same term in order to fill any vacancies that may occur, in the order of their appointment.

The table below sets out the current composition of the Company´s Board of Directors approved at the Regular Shareholders´ Meeting held on November 25, 2002.

Name	Position
Francisco Roberto André Gros	Chairman
Jorge Marques de Toledo Camargo	Vice Chairman
Joao Pinheiro Nogueira Batista	Director
José Coutinho Barbosa	Director
Mariana Paula Ardizzone	Director
Gustavo Alberto Jorge Bizai	Director
Antonio Luis de Menezes	Director
Antonello Tramonti	Director
Héctor Daniel Casal	Director
Alberto Guimaráes	Director
Oscar Anibal Vicente	Director
Euclides Scalco	Alternate Director
Roberto Monti	Alternate Director
Irani Carlos Varella	Alternate Director
Rogério Almeida Manso da Costa Réis	Alternate Director
Horacio Ricardo Babino	Alternate Director
Alejandro Pinedo	Alternate Director

In January 2003 Francisco Roberto André Gros resigned as member of the Board. Later on, in February 2003 the following directors resigned: Antonio Luiz de Menezes, João Pinheiro Nogueira Batista, José Coutinho Barbosa, Jorge Marques de Toledo Camargo, Irani Carlos Varella, Mariana Paula Ardizzone and Gustavo Alberto Jorge Bizai.

Based the resignations submitted and the appointments made at the Regular Shareholders´ Meeting held on March 10, 2003, the Board of Directors is made up as follows:

Name	Position
José Eduardo de Barros Dutra Nestor Cuñat Cerveró Rogério Almeida Manso da Costa Réis	Chairman Vice Chairman Director
José Sergio Gabrielli de Azevedo	Director
Guilherme de Oliveira Estrella	Director
Ildo Luis Sauer	Director
Renato de Souza Duque	Director
Alberto Guimaráes	Director
Oscar Anibal Vicente Antonello Tramonti Daniel Casal	Director Director Director
Euclides Scalco	Alternate Director
Roberto Monti	Alternate Director
Horacio Ricardo Babino Garay	Alternate Director
Alejandro Pinedo	Alternate Director

In compliance with Resolution Nbr. 368 of the National Securities Commission, Euclides Scalco and Roberto Monti perform as independent directors. Pursuant to such Resolution, the other members of the Board are non-independent directors.

Compensation

Compensation of the Board of Directors´members is fixed by the Regular Shareholders´ Meeting in compliance with the Business Associations Law. The maximum amount of the compensation the Board of Directors´ members may receive in every respect, including salaries and any other compensation for the performance of technical-administrative permanent functions, may not exceed 25% of profits. Such amount will be 5% in the event no dividends are distributed to shareholders and will be increased pro rata on the basis of the distribution up to a 25% limit upon distribution of the aggregate profits. In the event one or more directors serve as members of a special committee or perform technical-administrative functions and profits are reduced or non-existent and consequently the preset limits are to be exceeded, compensations in excess may only be paid with the prior express approval of the Regular Shareholders´ Meeting.

Executive Officers

Perez Companc as a holding company does no have executive officers. The Company´s operations are conducted by Pecom Energía. The table below sets out the names and positions of Pecom Energía´s executive officers.

Name	Position

Alberto Guimaráes	Chief Executive Officer
Carlos M. Alvarez	Chief Financial Officer
Guillermo Daniel	Vice President of Oil and Gas Exploration and Production and Hydrocarbon Transportation Business Units
Haroldo Dahn	Vice President of Refining and Petrochemicals Business Units
Rafael Fernández Morandé	Vice President of Electricity, Hydrocarbon Marketing and Other Investments Business Units
Pablo Ferrero	Vice President of Planning and Business Development
Daniel Maggi	Vice President of Human Resources
Antonello Tramonti	Vice President of Legal Affairs
Alberto Bethke	Vice President of Corporate Services
Carlos A. Anchorena	Vice President of Auditing
Mario Grandinetti	Vice President of External Communications
Rodolfo Labbe	Vice President of Quality, Environmental, Safety and Occupational Health

Compensation

Pecom Energía´s executive officers receive a monthly and fixed compensation, a variable compensation and a benefit program. The monthly and fixed compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer´s qualifications and experience. The variable compensation consists of a schedule of annual bonuses dependent upon Pecom Energía´s results of operations and individual objectives. The benefit package comprises, among other things, a long-term incentive plan whereby officers are granted the right and option to receive shares of Perez Companc, or its equivalent in cash.

DECISION-MAKING AND INTERNAL CONTROL SYSTEM

Perez Companc is a holding company and its operations are conducted by Pecom Energía.

Pecom Energía´s operational organization is divided into Business Units which are in turn supported by a Corporate Structure having different functions.

As far as decision-making is concerned, Pecom Energía is managed by an Executive Committee composed of nine members: the Chief Executive Officer, three Business Unit Vice Presidents (Oil and Gas Exploration and Production and Hydrocarbon Transportation, Refining and Petrochemicals and Electricity, Hydrocarbon Marketing and Other Investments) and the five Vice Presidents responsible for Corporate Functions (Chief Financial Officer, Planning and Business Development, Legal Affairs, Human Resources and Corporate Services). The Management team is also made up by the directors responsible for Staff Functions: Auditing, External Communications and Quality, Environmental, Safety and Occupational Health.

Operations are managed through standardized processes facilitating and securing coordination among the Company areas. Delegation of authority is encouraged for the purpose of providing activities with an agile and efficient response. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes.

The Company´s Internal Control System is supported by coordination among the areas responsible for managing businesses and administer them on a centralized basis, always within the framework of the policies established by the Executive Committee.

Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, periodical management control reports, performance appraisals and fluid communications strengthening the Internal Control System and securing an efficient administration.

DIVIDEND POLICY

Pursuant to the Business Associations Law, dividends may be lawfully distributed and paid only out of net and earned profits reflected in a balance sheet duly prepared and approved. The Company´s Board of Directors may declare dividends in advance. In this case, each member of the Board of Directors and of the Statutory Audit Committee, as far as their functions are concerned, will be jointly and severally and unlimitedly liable for any payments made in excess of net and earned profits at fiscal year closing. The declaration, amount and payment of dividends to shareholders will be subject to approval by the Regular Shareholders´ Meeting. Under the Company´s bylaws, net income must be allocated as follows: (i) 5% to a legal reserve, until the legal reserve equals 20% of the subscribed capital; (ii) to compensation of the members of the Board of Directors and Statutory Audit Committee and (iii) to dividends on preferred shares, if any, and to dividends on common shares, or to an optional reserve fund, or to any other reserve, or to a new account, or as otherwise determined by the Shareholders´ Meeting.

The main source of funds for the payment of cash dividends will be the dividends received by Perez Companc from its controlled company Pecom Energía. Perez Companc will distribute as cash dividends any cash dividends received from Pecom Energía, net of taxes, if any, and minimum expenses, and subject to the Argentine laws and the Corporate bylaws.

Payment of cash dividends by Pecom Energía will be dependent upon its financial situation, the results of operations, cash requirements (including capital expenditures and payments of debt service), retained earnings minimum requirements and other requirements imposed by the Argentine laws and upon any other factors deemed relevant by Pecom Energía´s Board of Directors for the purpose of resolving upon the declaration of dividends.

On October 4, 2002, Pecom Energía refinanced financial liabilities in the amount of US$849 million through the issue of several series of corporate notes and other medium term credit instruments. As from such refinancing, and while any part of the refinanced debt is outstanding, Pecom Energía shall comply with a series of restrictions and commitments, including, among others, the following restriction to the payment of dividends:

"Pecom Energía shall not distribute cash dividends prior to December 31, 2004, in cash exceeding U$S 650,000. As an exception, Pecom Energía could make a sole payment of extraordinary dividends to its shareholders up to U$S 19 million, based on whether Perez Companc allocates its share of distributed dividends to settle Perez Companc's payable to Pecom Energía. After this date, the aggregate amount paid shall not exceed 50% of the "excess cash" (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year".

BOARD OF DIRECTOR´S PROPOSAL

The Company´s Board of Directors has not made any proposal to the Regular Shareholders´ Meeting regarding profit distribution or income capitalization, capital monetary adjustments or otherwise.

The Company´s Board of Directors has submitted to the consideration of the Regular Shareholders´ Meeting the absorption of the negative balance of unappropriated retained earnings as of December 31, 2002.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

LISTED PRICE OF PEREZ COMPANC´S SHARE

STATISTICABL DATA OF PECOM ENERGIA S.A.

INDEPENDENT PUBLIC ACCOUNTANT´S REPORT

To the Board of Directors of

Perez Companc S.A.:

We have audited the accompanying consolidated balance sheet of Perez Companc S.A. (an Argentine Corporation) and its subsidiaries as of December 31, 2002, and the consolidated related statements of income, changes in shareholder´s equity and cash flows for the year then ended, all expressed in Argentine pesos as described in note 1.c) to the consolidated financial statements. These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on the above mentioned financial statements based on our audit.

Perez Companc´s financial statements as of December 31, 2001, presented for comparative purposes, have been audited by Pistrelli, Díaz y Asociados Sociedad Civil as member Firm of Andersen. Such audit ended with a report dated March 8, 2002, which included a qualification for an uncertainty regarding the realization of carrying amounts of Perez Companc´s interest in the affiliate Compañía Inversora en Transmisión Eléctrica Citelec S.A. and its subsidiary Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A., as well as its affiliates Compañía de Inversiones de Energía S.A. and its subsidiary Transportadora de Gas del Sur S.A. and Enron de Inversiones de Energía S.C.A., amounting to ARS 818,000,000.

We conducted our audit in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying consolidated financial statements as of December 31, 2002 are presented in conformity with generally accepted accounting principles in Argentina applicable to consolidated financial statements. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Argentina, may not conform with generally accepted accounting principles in the United States of America. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the United States of America have not been quantified.

As further explained in note 16 to the accompanying consolidated financial statements, at the end of 2001, a deep change was implemented in the economic model of Argentina as well as in Convertibility Law, which was in place since March 1991. The changes made, which were subsequently supplemented by new Federal Government regulations, gave rise to a deep economic crisis, the main consequences of which, detailed in such note, have been: (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities that are denominated in foreign currency and held in the country, (b) foreign public debt default, (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions, (d) the restriction to make transfers abroad for financial loan principal and interest services without the authorization of the B.C.R.A.(Central Bank of Argentina), (e) the increase in domestic prices, (f) the restriction on the access to credit and (g) the fall of domestic market demand. The current general context and regulations are subject to future changes due to the economic crisis evolution. The consolidated financial statements mentioned in the first paragraph should be read taking into account the above mentioned circumstances.

Due to the circumstances described in note 6.VI. to the consolidated financial statements, there is an uncertainty regarding the realization of the book value of assets and a substantial doubt about the ability of the following affiliates to continue as going concerns: Compañía de Inversiones de Energía S.A., Transportadora de Gas del Sur S.A., Compañía Inversora en Transmisión Eléctrica Citelec S.A. and Hidroneuquén S.A. Consequently, the Company may not realize the carrying amounts of its investments on such affiliates of ARS 173,000,000 as of December 31, 2002. The accompanying consolidated financial statements do not include the adjustments, if any, that might result from the outcome of this uncertainty.

In our opinion, subject to the effect of such adjustments, if any, as might have been required had the ultimate realization of the investments in the above mentioned companies been known as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perez Companc S.A. and its subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in Buenos Aires City, Argentina.

Buenos Aires, Argentina

March 11, 2003

PISTRELLI, DIAZ Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. Vol.1 - F°8
DANIEL G.MINENNA Partner C.P.A. Buenos Aires University C.P.C.E.C.A.B.A. Vol.175 - F°221

PEREZ COMPANC S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Net sales	4,521	3,557
Costs of sales (Note 18.c)	(2,822)	(2,414)
Gross profit	1,699	1,143
Administrative and selling expenses (Note 18.e)	(538)	(502)
Exploration expenses (Note 18.e)	(58)	(41)
Equity in operating earnings of affiliates (Note 6.b)	173	493
Other operating income, net (Note 13.c)	9	35
Operating income	1,285	1,128
Other expenses, net (Note 13.d)	(268)	(28)
Equity in non-operating earnings of affiliates (Note 6.c)	(828)	(288)
Financial income (expense) and holding gains (losses) (Note 9)	(1,332)	(452)
(Loss) income before income tax and minority interest in subsidiaries	(1,143)	360
Income tax provision	(66)	(133)
Minority interest in subsidiaries	17	(13)
Net (loss) income	(1,192)	214

The accompanying notes are an integral part of these consolidated financial statements.

PEREZ COMPANC S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002							2001
	Capital stock			Retained earnings				
	Capital stock	Adjustment to capital stock	Additional paid-in capital	Legal reserve	Unappropriated retained earnings	Treasury stock (a)	Total	Total
Balances at beginning of the year	2,132	2,520	659	37	655	(33)	5,970	5,909
Regular Shareholders' Meeting decision of April 9, 2001:								
Distribution of unappropriated retained earnings								
- Cash dividends	-	-	-	-	-	-	-	(133)
Adquisition of own stock held by subsidiary	-	-	-	-	-	-	-	(20)
Net (loss) income	-	-	-	-	(1,192)	-	(1,192)	214
Balances at at end of the year	2,132	2,520	659	37	(537)	(33)	4,778	5,970

(a) See Note 2.i).

The accompanying notes are an integral part of these consolidated financial statements.

PEREZ COMPANC S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amounts stated in millions of Argentine pesos&ndashsee Note 1.c, unless otherwise indicated)

  Basis of presentation

The consolidated financial statements of Perez Companc S.A. ("the Company" or "Perez Companc") have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Buenos Aires City, Argentina ("Argentine GAAP"), and the regulations of the Argentine Securities Commission ("Comisión Nacional de Valores" or "CNV").

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company's individual financial statements is required. Consolidated financial statements need only be included as supplementary information. For the purpose of these statements, individual financial statements have been omitted since they are not required by the Securities and Exchange Commission of the United States of America ("SEC").

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

Through General Resolution No. 415 dated January 14, 2003, the CNV included Technical Resolutions Nos. 16, 17, 18, 19 and 20 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), as amended by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) according to its Resolutions C.D. No. 238/01, 243/01, 261/01, 262/01 and 187/02, with certain exceptions, which shall be applied to fiscal years beginning January 1, 2003.

Among other issues, the new accounting standards provide: (i) express prohibitions to capitalize certain deferred charges and transition standards for the accounting treatment of intangible assets booked under previous standards which do not qualify as such under new ones, (ii) the mandatory application of the deferred tax method as well as measuring deferred assets and liabilities balances on a discounted basis, (iii) changes in the frequency and methodology to compare assets with recoverable values, (iv) changes in capitalizing financial costs arising from third-party capital to assets with prolonged production or construction processes, and (v) using discounted values to measure certain receivables and payables. Applying the new accounting standards may affect prior years income.

Considering the recent issuance of the CNV resolution, as of the date of approval of these financial statements, the Company´s Management has not finished analyzing the effects involved in these changes.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 4 of the FACPCE, the Company has consolidated line by line its balance sheets as of December 31, 2002 and 2001, with the financial statements of Pecom Energía S.A. and those companies in which it holds more than 50% of the voting interest.

As per the previously mentioned regulations, payables and receivables and the transactions carried out between members of the consolidated group have been eliminated from the consolidation. Intercompany gain (loss) included in final asset balances have been eliminated by the proportion related to the majority share. The interest held by minority shareholders in subsidiaries was duly segregated.

The data reflecting subsidiaries and affiliates is disclosed in Note 18.f).

b) Financial statements used for consolidation

For consolidation purposes, the Company has used annual or special financial statements of the subsidiaries as of December 31, 2002 and 2001, adapted to the reporting year of the parent company.

The financial statements of subsidiaries have been prepared or adapted to accounting policies consistent with those applied by the Company to prepare its own financial statements.

c) Restatement in constant money

The Company discloses its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolution No. 415.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995. As from September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of such method maintaining the restatements made through such date. This method has been accepted by professional accounting standards through December 31, 2001.

Considering that Argentine economy no longer presents a monetary stability context, on March 6, 2002, the CPCECABA approved the Resolution M.D. No. 3/2002, providing, among other aspects, the reinstatement of the adjustment-for-inflation method for fiscal years or interim periods ending as from March 31, 2002, inclusive; it also states that the accounting measurements restated based on the change in the purchasing power of Argentine peso until the adjustments were interrupted as well as those whose original dates are within the stability year are considered as restated in December 2001 currency.

The CNV, through General Resolution No. 415 dated July 25, 2002, required that information adjusted for inflation should be disclosed in the financial statements to be filed subsequently to the date on which such regulation became effective. Consequently, as from such period, the Company started to apply adjustment-for-inflation regulations. The consolidated financial statements for the year ended December 31, 2001, presented for comparative purposes, were restated at current year-end currency.

The restatement in constant pesos method should be applied to the accounting cost values immediately preceding the capitalization of the exchange differences mentioned in note 2.k), which represent an anticipation of the effects of variations in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Foreign currency translation

The Company applies the "Convert-Adjust" method provided for in Technical Resolution No. 13 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

Firstly, foreign transactions are remeasured into US dollars since such is the functional currency for such transactions as follows:

Assets and liabilities stated at current values were converted at the closing exchange rates.

Assets and liabilities measured at cost, and revenues and expenses were converted at the historical exchange rates.

Once the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

Assets and liabilities are translated by using a current rate.

Revenues and expenses are translated at historical exchange rates.

The peso-denominated amounts of revenues and expenses resulting from such transactions have been restated into constant money by application of Technical Resolution No. 6 of the FACPCE.

Gain (loss) from remeasurement and translation is charged to income in the "Financial income (expense) and holding gains (losses)" account.

2. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each year, including accrued interest, if applicable.

The summary of accounts denominated in foreign currency is disclosed in Note 18.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Materials: of high-turnover, at replacement cost; low-turnover, at the last purchase price, restated in constant money.

Work in progress and finished products relating to refining, petrochemical and electricity activities: at replacement or reproduction cost, as applicable.

Timber: recognizing organic growth, taking into account the following stages:

· 1st Stage - Young plantings: valued at incurred cost, restated in constant money, increased by an annual growth rate determined on the basis of the historical average growth of the Company´s plantations.

. 2nd Stage - Mature plantings: valued separately, at market price less a 10% profit margin and the related felling, loading, freight and other related costs.

Forestry products: at replacement or reproduction cost, as applicable.

Farming products: a) Seeding: at production cost, restated in constant money.

b) Livestock and cereals: at net realizable value.

The carrying amount of these assets, does not exceed their recoverable value.

c) Investments:

Listed shares and government securities:

Available for sale: at market value at the end of each year, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the "Financial income (expense) and holding gains (losses)" account.

Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis.

Under the government-securities voluntary conversion system provided by Federal Executive Decree No. 1387/01, the Company volunteered to swap provincial and federal government securities for secured loans for a carrying value of 7 and a market value of 3.

Executive Decree 1579/02 established the issuance of secured bonds, with final maturity date in 2018, monthly payable as from 2005. The principal balance shall be adjusted by the Benchmark Stabilization Coefficient, accruing interest at an annual 2% fixed rate. Foreign currency liabilities of the federal, provincial and municipal public sector effective as of February 3, 2002, whose applicable law is only Argentine law, shall be translated into pesos at the exchange rate of 1.40 pesos per US dollar and adjusted by the Benchmark Stabilization Coefficient, plus an annual 2% interest rate.

In addition, on December 31, 2002, the Company carries other securities with a market value that increased to 2, while their book value amounted to 5.

Certificates of deposit and loans to affiliates: at face value plus accrued interest.

Unlisted Government securities: at the original value increased based on the internal rate of return upon its addition to assets. Considering the default on the payment of the Argentine foreign debt and the significant uncertainties arising from the current Argentine economic situation, as of December 31, 2002 following a conservative accounting practice, the Company booked a valuation allowance for the notional value of Argentine External Bills in U.S. dollars, survey rate series 74, amounting to 30.

Tax credit certificates: at the estimated value that the Company will applybased on the application of the certificates to the payment of federal taxes.

Investments in mutual funds: at the Company´s interest on the funds´ net assets, valued at market prices at the end of each year.

Shares &ndash Participation in affiliates, in which the Company exercises significant influence:

By the equity method, following the procedure established by Technical Resolution No. 5 of the FACPCE. For the determination of the Company's equity in affiliates, the Company has used annual or special financial statements from affiliates as of December 31, 2002 and 2001, or the best available financial information.

For the determination of the Company's equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments. Equity in earnings of affiliates related to financial income (expense) and holding gains (losses) and income tax, as well as those related to events or transactions entered into as part of the normal course of business, although unusual in nature, are excluded from the determination of operating income and are disclosed as "Equity in non-operating earnings of affiliates".

At the effectiveness of Law No. 25,063, dividends in cash and in-kind received by the Company for its investments in other companies in excess of the accumulated taxable income held by them upon its distribution will be subject to a 35% withholding income tax as sole and final payment.

As of December 31, 2002, the Company has not booked any charge for this tax because it estimates that dividends arising from equity method investees will not exceed taxable income.

Perez Companc follows the policy of providing allowances for losses on its investments whenever recoverability becomes doubtful.

Other shares &ndash interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money or recoverable value, whichever is lower.

d) Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant money less related accumulated depreciation. Property, plant & equipment related to foreign transactions have been converted into US dollars since that is the functional currency for such transactions and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign transactions described in note 1.e).

Perez Companc uses the successful efforts method of accounting for its oil and gas exploration and production activities.

Exploration costs, excluding the costs of exploratory wells, are charged to expenses as incurred. Drilling costs of exploratory wells, including stratigraphic test wells, are capitalized pending determination of whether proved reserves exist which justify commercial development. If such reserves are not found, the costs are charged to exploratory expense of the year. Drilling costs of productive wells and of dry holes drilled for development of oil and gas reserves are capitalized.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Mining property related to unproved reserves has been valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment costs are taken into account in determining amortization and depreciation rates, according to the units of production method.

The Company estimates its reserves at least once a year. Total oil and gas reserves as of December 31, 20021 and 20010, were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

Oil and gas producing properties are regularly assessed for possible impairment on a field-by-field basis. Perez Companc reviews its long-lived assets periodically or on an exception basis, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. In these cases, Perez Companc compares expected undiscounted future cash flows at a producing field level to the capitalized cost of the asset net of depreciation. If the future undiscounted cash flows, based on market estimates of future crude oil and natural gas prices (including the effect of any hedge contract on estimated future sales), operating costs, future development costs and anticipated production from proved reserves (developed and undeveloped), are lower than the capitalized cost net of depreciation, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

Perez Companc's remaining property, plant & equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

The carrying value of property, plant & equipment, taken as a whole, does not exceed its recoverable value.

e) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant's (or some other production asset's) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required. For oil and gas production properties, a provision is made through depreciation expenses for anticipated abandonment and restoration costs at the end of the property's useful life.

The Company records the related gross amount of its liabilitiesy based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

f) Income tax, tax on minimum presumed income, royalties and withholdings on export of hydrocarbons:

The Company and its subsidiaries accrue the income tax payable on unconsolidated basis, applying the effective statutory tax rate to the period´s taxable income without considering temporary differences between the accounting and taxable income.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year´s taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at a rate of 1%, so that the Company´s final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

Within the framework of Law No. 25,414, the Competitiveness and Employment Generation Agreement for the Chemical and Petrochemical industry was approved by Decree No. 1436/2001. Under such agreement, the Company obtained a 50% relief from tax on minimum presumed income for assets used in such segment.

As of December 31, 2002, the Company and its subsidiaries have a consolidated tax loss carryforward that, calculated at the effective rate, represents a contingent asset of approximately 1,729, that may be applied to offset future taxable income in the amounts of 45, 44 and 95 up to 2003, 2004 and 2005, respectively, and 1,545 beyond 2005.

For the operations in Argentina, Venezuela, Peru and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 30% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax, and a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

Law No. 25,239 and its Administrative Order No. 1037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina, Peru and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12%, 24.5% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the Oil and gas royalties account (see Note 18.e). In Venezuela, for the Acema, Mata and La Concepción (Third Round) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Third Round areas are deducted from the sales price.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, Pecom Energía will pay the provinces of Neuquén and Río Negro, as from August 2003, hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Argentine Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years. The rate of those withholdings is 5% for certain refined products and 20% for the gas oil, LPG and crude oil. Withholdings are booked as sales reduction.

g) Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company´s management based on the opinion of Perez Companc's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management, may be of interest to the users of the financial statements.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 10.

h) Minority interest in subsidiaries:

Minority interest in the consolidated balance sheets and in the consolidated statements of income and cash flows reflects the minority owners' share of shareholders' equity, results of operations and capital transactions, respectively, in subsidiaries.

i) Own stock held by subsidiaries:

It represents the acquisition of own stock held by Pecom Energía, deducted from shareholders´ equity at acquisition cost and presented separately in the statement of changes in shareholders´ equity.

j) Revenue recognition:

Revenues are recognized when products are shipped or services are rendered and the risk of loss has been transferred to the customer.

k) Statement of income accounts

Restated into constant money through year, considering the following:

Depreciation and consumption expenses related to nonmonetary assets were charged to income (losses) taking into account the restated costs of such assets.

Financial income (expense) and holding gains (losses):

The Financial income (expense) and holding gains (losses) account discloses the following items, as detailed in Note 9:

Nominal financial income (expense), exchange differences and gain (loss) on changes in the listed price of government securities and shares, at their face value restated into constant money as of the end of each year.

Gain (loss) from remeasurement and translation of transactions in foreign countries, in real terms.

Holding gains (losses) on revaluation of inventories at replacement cost, in real terms.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard. Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes. In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets. The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing.

As already mentioned, as of December 31, 2002, the Company has capitalized negative foreign exchange differences with a 48 residual value through its investment in Citelec.

l) Shareholders-equity accounts:

They were restated into constant money as of year-end, except for "Capital stock" that represents subscribed and paid-in capital. The adjustment arising from the restatement into constant money is disclosed under "Adjustment to capital stock".

m) Hedging and other derivatives:

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

Therefore, gains or losses from the hedging instrument are recognized symmetrically with gains or losses from the hedged item. Thus, income or loss from derivative instruments agreed to hedge a special risk associated with a recognized asset or liability item are deferred and recorded when the gain or loss generated by the hedged position occurs.

If the instrument is intended to hedge the effect of a future transaction, gains or losses are deferred and recognized as follows: (i) for the cases in which the hedged foreseen transaction will lead to recognize an asset or liability, the changes are included in the initial asset or liability measurement upon recognition of the asset or liability, and are recognized in income or loss to the extent the hedged item affects the income statement, (ii) for all other foreseen transactions, the changes are recognized in income or loss for the year in which the hedged items affect the income statement. When it is determined that the transaction originally forecasted will not take place, income or loss deferred is recognized in the period in which such determination takes place. Premiums paid are booked as assets and are amortized over the term of the option.

The use of derivative financial instruments exposes the Company to credit risk, which is mitigated by having as counterparties in the transactions entities with an international credit rating higher than "A" granted by Standard & Poor's or "A2" by Moody's Investors Service. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payment agreements for such operations and the offsetting of collections and payments.

Hedge of produced crude oil price

The Company, as a producer of crude oil, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative financial instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

Income (losses) generated by such instruments, used to hedge crude oil price, are deferred until the related foreseen transaction is recognized and are recorded in the income statement as an integral part of hedged sales.

As of December 31, 2002, the Company keeps a hedging policy for 2003 based on option agreements stipulating a flexible structure. For WTI prices under USD 20/bbl, the hedging price is USD 19.52/bbl and the volume hedged is 17,500 bbl/d. For WTI prices equal to or exceeding USD 20/bbl and under USD 21/bbl, the price amounts to USD 19.44/bbl and the volume hedged is reduced to 15,000 bbl/d. For WTI prices equal to or exceeding USD 21/bbl and under or equal to USD 27/bbl, the price amounts to USD 18.65/bbl and the volume hedged is reduced to 10,000 bbl/d. For WTI prices exceeding USD 27/bbl, the volume hedged is 17,500 bbl/d and the hedging price is USD 22.31/bbl. Premiums paid have been allocated to each hedging price informed. Apart from the abovementioned hedging, during 2002, the Company entered into agreements for a total volume of 67,500 bbl/d, which will be realized at market value with a USD 1.42/bbl discount. In this regard, the Company paid 117 representing a deferred loss that will be charged as lower sales in 2003.

For the period January 2004 to December 2005, options sold are kept at a volume of about 18.3 million barrels (average 25,000 bbl/d) at a fiscal year average price of USD 19.87/bbl.

The portion accrued regarding hedging instruments caused lower sales amounting to 370 and 338 for fiscal years 2002 and 2001, respectively.

The accrued and unpaid portion of hedging instruments as of December 31, 2002, amounts to 35. The market value of the effective agreements since December 31, 2002, represents receivables for the parties amounting to 437. In this regard, as from December 31, 2002, the Company carries cash prepayments amounting to 183. In addition, it has available stand-by letters of credit for the parties amounting to 169. This is not a final obligation for the Company and it does not necessarily indicate any future income (loss). The impact of these figures should be evaluated with the exposure covered on a global basis since any presumed change would be offset with the valuation of the related risk covered.

After year-end, in January 2003, the Company agreed upon oil hedging transactions for the second half of 2003 in the amount of 30,300 bbl/d volume, out of which 18,000 bbl/d have been agreed upon with a Petróleo Brasileiro S.A. &ndash Petrobras subsidiary. This hedging offers protection based on WTI actual price, setting a USD 22.87/bbl minimum price. The cost related to premiums paid for such transactions amounted to USD 8.5 million.

Hedge of interest rates

The Company uses several derivative financial instruments to reduce certain exposures related to the volatility of interest rates.

As of December 31, 2002, the Company has an agreement for the purpose of hedging class "C" notes exposed to fluctuations with the LIBOR, fixing the rate at 7.93% per annual.

3. Oil and gas areas and participation in joint ventures

As of December 31, 2002, Perez Companc and its subsidiaries were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 18.g). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which Perez Companc is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 18.h).

The production areas in Argentina and Peru indicated in Note 18.g) are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. ("PDVSA") owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement. In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos ("YPFB") with free production availability.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$ 6.29 per barrel as of December 31, 2002, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the service agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$28 per barrel, variable according to a basket of oil market prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas are paid a fee for the operation services rendered, which covers the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that covers investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Assets exchange

In February 2001, the Company, through Pecom Energía, concluded an asset exchange, which had economic effects as from January 1, 2001. Under the exchange terms: (i) the Company incorporated interest in the Santa Cruz I (30%) and Santa Cruz II (62.2%) joint ventures; (ii) in contrast, the Company conveyed its 50% interest in the Manantiales Behr and Restinga Alí areas, together with the 40.5% holding in Andina Corporation, holder of 50% of Empresa Petrolera Andina S.A. (Bolivia). Such transaction was approved by the Federal Anti-Trust Board in May 2001, and as of December 31, 2001 generated an income of 249.

Acquisition of the interest in Block 18

In June 2001, the Company, through Pecom Energía, acquired 100% interest in Ecuadortlc S.A., the company which owns 70% of Block 18. Such block is an exploration area located in the northeast of Ecuador, which has a significant light crude oil potential. The initial concession period for Block 18 will last twenty years as from the approval of the Development Plan by Ecuador´s Energy and Mining Department. The price of the stock has been set at US$ 52 million.

Association agreement in San Carlos and Tinaco

In October 2002, the Company signed an association agreement with Teikoku Oil Co., Ltd., whereby it transferred 50% of its rights and obligations to exploit gas in exploratory areas in San Carlos and Tinaco, located in the State of Cojedes, Venezuela.

The participation assignment agreement, which is subject to the respective authorization by the Ministry of Energy and Mining of Venezuela, provides the initial cash payment of US$ 1 million and a subsequent disbursement of US$ 2 million, which shall finance the plan of exploratory investments of the Tinaco area, as regards geological studies, 2D seismic and evaluations and interpretation thereof. Also, if the development of those areas is agreed, Pecom Energía will receive an additional payment of US$ 3 million.

Considering exploration investments formerly made, as of December 31, 2002, the Company recognized a loss of 37.

Sale of the Pampa del Castillo-La Guitarra and Interest in Terminales Marítimas Patagónicas S.A.

In October 2001 the Company sold the operating rights over the Pampa del Castillo-La Guitarra field and the 13.79% shareholding in Terminales Marítimas Patagónicas S.A. For such the net realizable value which was fixed in 225 and represented a loss of 65.

Investment commitments

Perez Companc operates oil and gas areas under several contractual arrangements that provide for minimum investment commitments for exploration and development of oil and gas fields. Total commitments as of December 31, 2002, are approximately US$ 19 million through 2005.

4. Credit risk

Perez Companc provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

Sales for the year ended December 31, 2002, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A., Repsol-YPF Trading y Transporte S.A. and Petrobras, and represented about 16%, 8%, 7% and 6%, respectively, of sales for such year, before computing any gain (loss) from hedging transactions.

Sales for the year ended December 31, 2001, were made mainly to Petróleos de Venezuela S.A., Repsol-YPF Trading y Transporte S.A., Petroperú Petróleos del Perú S.A., Petrobras and EG3 S.A., and represented about 13%, 6%, 6%, 4% and 3%, respectively, of sales for such year, before computing any gain (loss) from hedging transactions.

As a result of the business of Perez Companc and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, Perez Companc constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

5. Inventories

6. Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and noncurrent investments, the equity in earnings of affiliates and dividends collected from affiliates as of December 31, 2002 and 2001, and for the years then ended, are as follows:

  Investments

  Equity in operating earnings of affiliates

  Equity in non-operating earnings of affiliates

Dividends collected from affiliates

I. Interests in unconsolidated affiliates with transfer restrictions:

Distrilec Inversora S.A. ("Distrilec"):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. ("Edesur") only with the approval of the ENRE (Federal Power Regulation Authority).

Cía. de Inversiones de Energía S.A. ("CIESA"):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. ("TGS"), may not sell over 51% of its Class A shares without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

Compañía Inversora en Transmisión Eléctrica S.A. ("Citelec"):

In its capacity as a shareholder of Citelec (through Pecom Energía), the Company may not modify or sell its equity interest in the aforesaid company in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. ("Transener") nor sell its Class "A" shares representing 51% of Transener's capital stock, without prior approval by the ENRE.

Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A., without prior approval by the ENRE.

Yacylec S.A. ("Yacylec"):

Yacylec´s shareholders may only sell fully or partially their Class B shares, after the first secured transaction terminates on such shares given in collateral for loans taken by Yacylec from the International Finance Corporation of US$ 7 million and from Banco Exterior de España S.A. and Banco de Crédito Italiano of US$ 4 million each of them, in any case with prior authorization of the ENRE.

II. Enecor S.A.

Enecor S.A.'s shareholders are precluded from changing or selling the majority shareholding (Class "A" shares) until June 2003. During such year, only the Class "B" shares may be sold, in part or in full. Any share transfer requires prior approval by the ENRE.

III. Interest in Oleoducto de Crudos Pesados Ltd. ("OCP") in Ecuador

Through its subsidiary Perez Companc International S.A., Perez Companc became shareholder of OCP, a company organized to build and operate a heavy crude oil pipeline in Ecuador, holding a 15% interest. The pipeline will have a transportation capacity of 450,000 barrels per day.

The total cost of the oil pipeline is estimated at about US$ 1.4 billion, which will be financed by banks, including commercial loans and debt issuance at capital markets for an amount of US$ 900 million and capital contributions. To secure compliance of the capital contribution commitments, and in its capacity as shareholders, and with OCP´s financial obligations and Perez Companc Ecuador´s commercial obligations, the Company obtained letters of credit for a total amount of about US$ 225 million.

Regarding the future exploitation of Blocks 18 and 31, the Company, through Perez Companc Ecuador, has executed an agreement with OCP whereby it has obtained an oil transportation capacity of 80,000 bbl/d for a term of 15 years as from commencement of OCP operations. The Company, as well as the remaining producers, shall pay a "ship or pay" fee that will cover, among others, OCP´s operating costs and financial services.

To the date of these consolidated financial statements, commencement of operations at the pipeline has been delayed as compared to the original estimates due to the occurrence of a number of events beyond the company´s control. On the basis of the nature and periodic occurrence of such events, which include demonstrations by environmentalists and community groups, commencement of operations may be delayed again.

However, as a result of the delays in Block 31 development plan due to the Company´s investment plan overall reduction, upon the beginning of the oil pipeline operations period, during certain time the Company´s future oil production from blocks 18 and 31 may be lower than the transportation capacity agreed upon. Even in that situation, the Company shall comply with its duties for the total oil volume agreed upon.

Although risks conditioning the conclusion of the works at the pipeline and uncertainties about the development of production at Block 31 are sensitive, as of December 31, 2002, the Company has, on the basis of a prudent criterion, written off 72 representing contingent losses arising from the oil transportation contractual commitment. In a worst-case scenario, the maximum contingent loss would amount to 110.

  Assets exchange

  The Regular Shareholders´ Meeting held on April 3, 2002, approved an agreement with economic effects as from January 1, 2002, whereby:

  Pecom Energía sold to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% equity interest in Pecom Agra S.A. in the amount of US$ 30 million, which represented a gain of 80.

  IRHE (Argentine Branch) and GENTISUR S.A. transfered to Pecom Energía:

  0.75% interest in the Puesto Hernández joint venture in the amount of US$ 4.5 million;

  7.5% interest in Compañía Inversora en Transmisión Eléctrica Citelec, in the amount of US$ 15 million;

  9.187% interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Águila S.A. stock, in the amount of US$ 5.5 million.

  The remaining balance, US$ 5 million, was settled through a document maturing in October 2002, which accrues interest at six-month LIBOR plus annual 3% spread.

  Sale of companies

  a) Desinvestment of farming, forestry and mining activity assets

  The agreements made in relation to the transfer of the controlling shares of Perez Companc S.A. granted Petrobas an option, whereby if, within a 30-day term subsequent to the end of the purchase-sale of shares, Pecom Energía would not have sold the assets related to agricultural, forestry and mining activities, Petrobras would be entitled to, but not required to, make the seller acquire those assets in an amount of US$ 190 million or, if any of those assets has been sold, the amount resulting from deducting from such addition, the price received in consideration of the sale made.

  As of December 31, 2002, Pecom Energía perfomed the following transactions:

  In July 2002, Pecom Energía sold Anglogold its indirect ownership interest of 46.25% in Cerro Vanguardia S.A., and the assets associated therewith. The price of the transaction has been fixed at US$ 90 million. The transaction represented a profit of 122.

  In September 2002, Pecom Energía sold Argentina Farmland Investors LLC the ownership interest representing 100% of the capital stock of Pecom Agropecuaria S.A. The price of the transaction totaled US$ 53 million, which implied a profit of 27.

  In December 2002, it concluded the deisinvestment of the operations that form part of the forestry business, which included the sale of the 100% shareholding in Pecom Forestal S.A., jointly with the ownership of plants forestry located in the Paraná delta region, to DRT Investments LLC. In addition, it transferred the going concern related to forestry and related industrial activities in Misiones to Alto Paraná S.A. The performance of this operation is subject to the compliance with certain administrative conditions and procedures. The total price of the abovementioned transactions amounted to USD 53.16 million, implying a 152 loss.

  b) Sale of interest in Combustibles Nucleares Argentinos S.A. (CONUAR)

  In October 2002, the Company sold its 66.67% shareholding in CONUAR to Sudacia S.A., a company controled by the Perez Companc Family, including the 68% interest in Fabricación de Aleaciones Especiales S.A. The transaction price amounted to USD 8 million, while no income (loss) was derived from such sale.

  Situation of the interests in public utility companies

The new scenario after enactment of the Law on Public Emergency deeply changed the financial equation of public utility companies. Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply certain loan covenants. This situation has extremely conditioned the financial ability to comply with obligations

Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = USD 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, following the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) company utilities profitability.

On February 12, 2002, the Executive Branch issued Administrative Order No. 293 empowering the Ministry of Economy to renegotiate agreements with public utilities and creating a Work and Public Service Agreements Renegotiation Commission ("the Renegotiation Commission"). The purpose of the commission is to advise and assist the Ministry of Economy to prepare a renegotiation proposal or, otherwise, suggest revoking the agreement to the Executive Branch to be subsequently sent to the related Congress commissions. However, the proposed aim was not fulfilled due to the various constitutional protection actions filed by the ombudsman.

To allow for preserving the provision of public services, and consistently the renegotiation process underway, the Executive Branch issued Executive Order No. 146/03 authorizing to increase gas and electric power rates. This caused a 10% increase for TGS, 9% for Edesur and 22% for Transener. The increase in rates was objected to by the ombudsman and consumer associations. On February 25, 2003, a trial court issued an injunction and suspended the increase in rates authorized by Executive Order No. 146/03. It is not possible to foresee the future development of the rate renegotiation process. In addition, it is not possible to guarantee that regulations will not be changed and that they will not have an adverse impact on the financial position and results of operations of such companies.

These companies' managements are implementing a course of action to reduce the adverse impact generated by these circumstances. The Company cannot guarantee the success in implementing it and whether, once implemented, it will fulfill the proposed aims.

CIESA and Transener have already declared their default and they intend to restructure their debt. In addition, as of December 31, 2002, TGS was unable to comply with certain restrictions and commitments deriveding from its financial loan agreements. Afterwards, in February 2003, TGS announced that it would be unable to repay the financial payable debts amounting to USD 492 million that is due omaturing in 2003. Consequently, an overall restructuring process began with respect to a significant portion of its payablesdebts, without requiring the reduction of its principal. The main purpose of this process is to avoid concentrating due dates in the short-termreschedule payments of short-term debts, to modify certain financial restrictions included in financial loan agreements and to adjust the interest rate and amortization period. Should no agreement be reached with creditors, financial payablesdebts could become due in the short - term with the subsequent settlement repayment difficulties that it would imply.

The impact generated by the measures adopted by the Federal Government on CIESA, TGS, Transener and Citelec financial statements was recognized based on the evaluations and estimations carried out by the related managements. Actual future income (loss) could differ from the evaluations and estimations carried out, while such differences may be significant. Consequently, these companies' financial statements may fail tonot disclose all the adjustments that could derive from these circumstances.

As of December 31, 2002, CIESA, TGS, Transener and Citelec declared a positive shareholders' equity after capitalizing not only the foreign exchange differences deriving from specific financing, according to the Company's criterion, but also those indirect differences that are alternatively allowed. In order to unify the criteria applied, the Company made the related adjustments before calculating the value obtained by the equity method.

Consequently, and exclusively capitalizing the foreign exchange differences related to specific financing, CIESA's shareholding would have represented negative equity in the amount of 33. However, and considering that the Company has not undertaken any commitments related to capital contributions or financial assistance to its affiliates, such shareholding has been valued as nil, thus limiting the recognition of related losses to the respective booking value. The Company will not book any income (loss) until such equity value is positive.

As of December 31, 2002, the valuation of the interests in TGS and Citelec amounts to 87 and 70, respectively. The Citelec interest value is net of a 58 allowance for the devaluation of its recoverable value. The book value of such interests does not include additional adjustments that could derive from the unfavorable resolution of the abovementioned uncertainties. According to Argentine GAAP, as of December 31, 2002, the Company has capitalized, through its investment in Citelec, foreign exchange differences deriving from specific financing amounting to 48 in the cost of certain assets.

Considering all the uncertainties affecting the business of such companies, as of December 31, 2002, the Company disclosed all the income (loss) arising from its direct and indirect interests in TGS, including such interest related to TGS, CIESA and Edidesca, and in Citelec as non-operating, and did not segregate the related operating portion. Such criterion will be maintained so long as there are uncertainties regarding the future evolution of such business. In the year ended December 31, 2001, the operating income contributed by such interests totaled 264.

Desvaluation Impairment of assets

The Argentine peso devaluation, the enactment of Public Emergency Law and the different events that took place caused a significant change in the Company's estimation of the future income (loss) evolution and the flow of certain businesses and assets. Considering the uncertainties existing with respect to the final breakdown of the economic and financial equation and their recoverability, the Company adjusted the book value of certain investments to their related recoverable values, booking these allowances:

Interests in public utilities: during the fiscal year ended December 31, 2002, the Company booked a 58 loss due to the devaluation of the Citelec interest. During the fiscal year ended December 31, 2001, the Company charged to expense the CIESA acquisition value exceeding the related book value, which implied a 201 loss.

Gas areas in Argentina and shareholding in Hidroneuquén: Considering the significant adverse impact on gas and power local prices, and the limited possibilities of negotiating price increases within the context of Public Emergency Law, the Company adjusted the book value of certain investments in gas producing areas in Argentina and in Hidroneuquén to its recoverable value, booking 44 and 10 losses, respectively.

Argentine Government public securities: as a result of the Argentine Government declaration of its default on the payment of most its sovereign debt, following a conservative accounting practice, the Company booked a valuation allowance for the notional value of Argentine External Bills in U.S. dollars, survey rate series 74, amounting to 30.

Tax on minimum presumed income credit: considering the future income (loss) evolution estimations, the Company decided to expense the deferred balance, booking 19 million and 102 million losses, in 2002 and 2001, respectively.

In addition, taking into account the significance of the political and economic crisis in Venezuela as of December 2002, the financial and foreign exchange restrictions in force in such country and certain events that caused operations in the Oritupano Leona, Mata and Acema areas to be suspended, as of December 2002, following a conservative accounting practice, the Company booked a 26 reserve for the book value of the loans granted to the partners in Venezuelan consortiums. By means of such loan agreements, the Company occasionally provides its partners in joint ventures with the necessary principal to meet cash flow requirements. The reserve is aimed at adjusting loans credit quality to their probable recovery value, considering that they are secured by a pledge.

Pichi Picún Leufú Hydroelectric Complex ("the Complex")

The Company, through Pecom Energía, has a thirty-year concession for the generation of hydroelectric power in the Complex from August 1999.

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25, to be taken out of a Unified Fund created by section 37 of Law No. 24,065. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market.

Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation advised by Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA"), and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined.

Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five-year period, and considering that the above support price system entails a profitability reassurance to make the investment practicable, as of December 31, 2002, the Company accrued an income of 12, 5 of which was accrued in the year ended on said date.

9. Financing

The detail of debt as of December 31, 2002 and 2001, is as follows:

Financial debt refinancing

In order to realign principal payments with cash flows provided by operating activities, and determine a feasible schedule of debt maturities, Pecom Energía outlined and completed a global refinancing plan of its financial debt during 2002.

On June 10, 2002, Pecom Energía made an offer to exchange four series of new corporate bonds for four series of existing notes, whose closing date was July 31, 2002. Based on the bids received by the holders of corporate bonds, on August 1, 2002, Pecom Energía issued Class F, G, H and I notes, with a face value of US$ 845.2 million. Additionally, and in line with the exchange offer conditions, Pecom Energía simultaneously paid US$ 70 million. As a result of the exchange offer, the remaining outstanding amounts of corporate bonds swapped have been reduced to reflect the amounts not exchanged.

Subsequently, on October 4, 2002, Pecom Energía refinanced its financial obligations for US$ 848.6 million by issuing Class J, K, L and M notes for US$ 599.4 million and other medium-term credit instruments for US$ 249.2 million, having simultaneously settled a debt of US$ 74 million.

Credit instruments issued replace short-term letters of credit, which cover the compliance with certain financial obligations related to hedge agreements of crude oil prices and the investment in OCP, amounting to US$ 50 million and US$ 199.2 million, respectively. Long-term letters of credit issued under this credit facility fall due annually, which may be automatically extended to successive annual periods, with maturity dates in December 2005, at the latest, for letters of credit related to crude oil derivative agreements, and October 2007, for obligations related to OCP. In case those letters of credit are not renewed on their related maturity dates, they shall be disbursed, in which case they will constitute new loans granted to the Company.

  Pecom Enegía´s Global Programs of nonconvertible notes

a) U$S 2.5 billion program

The Regular Shareholders´Meeting held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency. Later, the Regular and Special Shareholders´ Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002, of the CNV, which authorize the issuance of Notes during the term of five years from May 4, 1998, through May 4, 2003.

During its effective term, the program enables the issuance of notes with amortization terms not shorter than 7 days, with or without interest, at fixed or variable interest rate. Unless established in the issuance terms and conditions, the notes will not be secured or subordinated.

As of December 31, 2002, the following classes were outstanding under this program:

- Class B, for US$ 5 million, payable in a single installment in May 2006, at a 9% fixed annual rate.

- Class C, for US$ 220 million, with the last maturity in July 2005, which will be amortized in quarterly installments as from 2004. Class C shall accrue interest at LIBOR plus 2.50% for the first year, 2.75% for the second year, and 3% for the third and fourth years. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93%. Should the Argentine Government impose restrictions on transfers of US dollars, the Company is entitled to meet the payment obligations arising from this transaction by delivering oil or a combination of US dollars and oil, at the Company´s choice. In the event of payment being made in oil, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time; the guaranteed minimum price for such oil is 15 US$/bbl, and the volume shall not exceed 18.5 million barrels over the whole life of the agreement. Deutsche Bank AG London undertook, if such conditions were verified, to buy such oil while guaranteeing holders of the securities full repayment of the debt. In this connection, the Company executed a conditional call option that will trigger if and when the price of WTI drops below 15US$/bbl. As regards the Company´s exposure to the price of WTI, the effect of the above is economically and financially neutral.

- Class E, for US$ 35 million, maturing on March 21, 2003, at a 6.75% fixed annual rate. Should the Argentine government impose restrictions on the convertibility or transfer of US dollars, the Company may settle its obligations by making its payment in pesos, calculated at the free exchange rate effective on the day prior to the maturity date.

- Class F, for a face value of US$ 64.4 million maturing in August 2005, at a 7.875% annual rate, subscribed by the holders of notes maturing in August 2002.

- Class G, for a face value of US$ 250 million maturing in January 2007, at a 9% annual rate, subscribed by the holders of Fourth Series notes maturing in January 2004.

- Class H, for a face value of US$ 181.5 maturing in May 2009, at a 9% annual rate, subscribed by the holders of Class B notes maturing in May 2006.

- Class I, for a face value of US$ 349.2 maturing in July 2010, at a 8.125% annual rate, subscribed by the holders of Sixth Series notes maturing in July 2007.

- Class J, for a face value of US$ 75.7 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 3.75%.

- Class K, for a face value of US$ 286.3 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4%.

- Class L, for a face value of US$ 55.6 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 4%.

- Class M, for a face value of US$ 181.8 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4.75%.

b) US$1.2 billion program

As of December 31, 2002, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the following classes of general unsecured notes were outstanding, ranking pari passu in right of payment with all other unsecured and unsubordinated obligations of Pecom Energía:

Fourth Series, for US$ 22.8 million, at a 9% fixed annual rate, payable in a single installment in January 2004.

Sixth Series, for US$ 32.6 million, payable in a single installment in July 2007, at a 8.125% fixed annual rate.

The proceeds from all issuances outstanding as of December 31, 2002, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances outstanding as of December 31, 2002 and 2001, are disclosed net of the issuance discounts to be accrued. The deferred cost for such issuances are included in Prepaid expenses and interests within "Other receivables" account.

III. Cross default covenants

Class F, G, H and I notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Pecom Energía´s shareholders´ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Class J, K, L and M notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least the majority of the respective outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 15 million or 1% of Pecom Energía´s shareholders´ equity upon those maturities.

Class C and E notes issued under the US$2.5 billion program, as well as certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of the Company is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Pecom Energía´s shareholders´ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Fourth and Sixth Series and Class B notes does not include cross default covenants, as unanimously decided by the special meetings held by the noteholders of those series on July 10, 2002.

IV. Covenants

In relation to the issuance of Class J, K, L and M notes and medium-term credit instruments for US$ 249.2 million ("the refinanced financial debt"), while some portion of the debt remains unpaid, the Company shall be subject to the compliance with a series of restrictions and obligations, which include, among others, the following:

Restrictions on liens: Pecom shall not create, except for limited number exceptions, any lien upon the whole or any part of its assets and its current or future income, including any right to earn income, unless it grants identical security interests to the refinanced financial debt.

Restrictions on the payment of dividends: Pecom shall not distribute cash dividends prior to December 31, 2004, in cash exceeding U$S 650,000. As an exception, Pecom Energía could make a sole payment of extraordinary dividends to its shareholders up to US$D 19 million, based on whether Perez Companc allocates its share of distributed dividends to settle Perez Companc's payable to Pecom Energía. After this date, the aggregate amount paid shall not exceed 50% of the "excess cash" (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year.

Restrictions on capital expenditures: Pecom shall not make any capital expenditure, including the amount of debt incurred in relation thereto, in excess of US$ 165 million in 2002, US$ 425 million in 2003, US$ 450 million in 2004, US$ 425 million in 2005 and US$ 475 million in 2006 and 2007. These limits shall be increased by: (i) proceeds from the sale of capital assets, (ii) 50% of the excess cash for the prior fiscal year, (iii) contributed capital for capital increases, subordinated debt and project finance, and (iv) 50% of contributed capital for new debt issuance. Otherwise, the aggregate dividends paid shall decrease the limit of capital expenditures.

Restrictions on the incurrence of financial debt: Pecom shall not incur any financial debt as long as, after the estimation thereof, the ratio of: (A) consolidated financial debt, and (B) consolidated EBITDA (defined as gross profit less administrative, selling and exploration expenses, plus depreciation and amortization, dividends and advisory services collected) exceeds 3.5. The referred restriction shall be not applicable to subordinated debt, debt resulting from the investment project finance and that incurred to settle the existing debt.

Restrictions on the ratio of consolidated financial debt (excluding subordinated debt) and consolidated EBITDA: the ratio of both shall not be greater than 5.0 in 2002, 4.5 in 2003, 3.5 in 2004 and 3 as from 2005 through 2007. For interim periods, the restriction will be weighted considering the period of four consecutive quarters prior to the end of the quarter.

Restrictions on the ratio of EBITDA to Interest: the ratio between both shall not be lower than 2.25 in 2002, 2.75 in 2003 and 3 as from 2004 through 2007. For interim periods, the restriction will be weighted considering a period of four consecutive quarters prior to the end of the quarter.

Restrictions on the maturity date of the financial debt: at any time, the short-term financial debt shall not exceed an amount equal to US$ 650 million.

Export obligation: the exports &ndash to - total principal services (principal repayments, plus accrued interest) ratio and the export collections - to &ndash total principal services ratio for Series J and K shall be higher than 1.25 and 1.1, respectively.

Mandatory financial debt redemption: Within a term that shall not exceed 120 days as from fiscal year-end, the Company shall mandatorily redeem on a prorata basis a portion of the refinanced financial debt of up to 50% of the excess cash during such fiscal year. Likewise, proceeds from the sale of assets, excluding those that constitute the business purpose, not reinvested within 360 days, shall be used to prepay the refinanced financial debt.

V. Financing of the Genelba Electric Power Generation Plant

The investment was partially financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. The loans may be prepaid at any time at Pecom Energía´s option. As of December 31, 2002, the amounts outstanding from the financing of the plant were US$ 67 million, of which US$ 25 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the year in which the debt is outstanding.

VI. Loan from International Finance Corporation ("IFC") to Innova S.A. ("Innova")

In October 1999, Innova executed a long-term loan agreement for US$80 million comprising tranches A and B of US$20 million and US$60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The originally applicable interest rate is LIBOR plus 3.25%.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, Pecom Energía guarantees its timely payment.

The IFC financing was completed by issuing preferred stock in the amount of US$5 million, fully paid-in during December 1999.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing mortgages. In addition, Pecom Energía directly or through its subsidiaries, is committed to retain a 51% participating interest in Innova´s common stock.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

VII. Payable for purchase of 10% interest of Distrilec

In June 1999, the Company, through its subsidiary Perez Companc International S.A., or PCI, acquired a 10% interest in Distrilec for an amount of US$ 101 million. The related payment was documented through a promissory note issued by PCI and secured by Pecom Energía for the benefit of Entergy, with a maturity date in June 2002, at a 7% annual fixed rate. The note was later transferred to a financial trust located in Argentina through a securitized transaction, whereby bonds denominated in US dollars were issued and placed among Argentine investors.

Upon the promissory note maturity date, the Company and holders of trust certificates represented contrary interpretations with respect to the application to that debt of measures related to the translation into pesos (dedollarization) of payable obligations stated in foreign currencies issued under the Public Emergency and Foreign Exchange System Reform Law. At the request of the trustee, the Company started a mediation process to reach an agreement that documents the debt payment. This agreement expired since its terms and conditions were not fulfill.

In November 2002, PCI irrevocably assigned all its rights and duties by virtue of the promissory note issuance to Pecom Energía. Afterwards, on January 8, 2003, Pecom Energía launched a Class "N" corporate bonds swap offer for a face value amounting up to USD 101,000,000 maturing in 2011, for all and each of the debt securities, stating that such offer was not a waiver or release from any of the Company´s rights in favor of the conversion of the abovementioned promissory note in Argentine pesos, or an acknowledgement or acceptance of any claim against such conversion.

Pecom Energía has received and accepted offers from debt security holders equivalent to 96.0594% of their outstanding face value. To offset this, and according to the conditions of the swap offer, the Company issued class "N" corporate bonds amounting to a face value of USD 97,020,000.

For class "N" corporate bonds issued by virtue of Pecom Energía´s medium-term debt securities issuance schedule, principal is paid in two installments amounting to 9.90099% of the face value as of the issuance date, January 24, 2003, and the remainder in June 2011. In addition, on the issuance date, 1.6156612% interest was paid over the total face value of class "N" corporate bonds, and interest at an annual LIBOR + 1% over the non-amortized face value computed as from December 28, 2002.

Regarding debt security holders amounting to USD 3,980,000 that were not included in the swap, the legal grounds sustaining the conversion into pesos have not changed.

VIII. Dedollarized loans

As of December 31, 2002, the Company carried financial loans for an original principal of approximately USD 45 million, which, under Decree No. 214/02 and related rules issued under the Public Emergency and Foreign Exchange System Reform Law, and the application of the measures related to the translation into pesos of payable obligations denominated in US dollars and other foreign currencies, are denominated in pesos.

Regarding an original principal of USD 15 million, on the date of the related loan agreement expiration date, the Company paid principal denominated in pesos plus accrued interest. Such payment was accepted on account of the total amount claimed by the creditor, based on the fact that such loan agreement was actually a financial transaction excluded from the treatment set forth by Executive Order No. 214/02, which was rejected by the Company.

Regarding an original principal of USD 13 million, in December 2002, the Company paid 20, which was provisionally used by the parties to pay the loan. The referred payment should be final and will settle the payable, unless a regulation was issued before December 2004 setting forth that this payable should be paid in its original currency.

As of the issuance date of these financial statements, the Company is negotiating with respect to the remaining principal denominated in Argentine pesos.

Although there are uncertainties regarding the final resolution of the Company´s negotiations with the related financial institutions, according to the Company´s Management and legal counsel, it has strong arguments based on a reasonable interpretation of applicable regulations to sustain that the full settlement of the payments made, and the decision of the issue would not have significant impact on the Company´s financial statements.

IX. Long-term debt detail and financial income (expense)

Long-term debt as of December 31, 2002, are made up as follows:

The maturities of long-term debt as of December 31, 2002, and 2001, are as follows:

Financial income (expense) and holding gains (losses) which includes the financial cost of debt, are as follows:

10. Contingencies and environmental matters

Pecom Energía Stamp Tax Contingency

In previuos years, Pecom Energía received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Santa Cruz and Chubut with the purpose of imposing stamp tax on instruments which, under effective legislation, are not subject to such tax. These actions are the consequence of a decision of the Supreme Court of the Province of Neuquén dated October 2, 1996 (in the case SOLBA vs. the Province of Neuquén) to the effect that an agreement that could be inferred from correspondence exchanged between the parties that did not meet the taxability requirements provided in the related Tax Code was, however, indeed subject to stamp tax. The Federal Supreme Court rejected the case on the basis of Section 280 of the Code of Procedures (considering there was no Federal issue involved or that the issue did not merit its attention).

The Company´s management fully agrees with the unanimous rejection of these misguided rulings expressed by authoritative legal sources and will disallow the notices it has received on the basis of its belief that it was not subject to stamp tax. However, the Company will take every step necessary to avoid payment under these claims by the Provincial Tax Bureaus to eliminate this contingency.

The Company availed itself of the benefits under Decree No. 786/1998 of the Province of Neuquén, and paid the tax obligations owed to tax authorities of such province at a reduced tax rate, no fines or interest being paid, thereby committing itself to the payment of stamp tax in relation to similar transactions in the future. The Company expects to reach similar agreements with the other provinces and therefore, the Provincial Tax Bureaus claims would not have any significant effects on the Company´s financial position and the results of its operations.

However, in March and April 2001, the Federal Supreme Court changed its view and accepted its jurisdiction to hear the declaratory judgement filed by TGS, whereby TGS expects the requests made by the Province of Santa Cruz and Río Negro to apply stamp tax on the agreements reached by mail and other acts related to the privatization process, to be considered illegitimate and contrary to the Argentine Constitution

Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Perez Companc´s management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed. Perez Companc and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date. Perez Companc undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had material adverse impact on Perez Companc´s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

The Company´s management has produced policies, objectives and procedures relating to environmental care and control. Through its policies, the Company assumed the commitment to ensure product and service quality preserving the environment in which it operates, the safety and health of its personnel, contractor, and neighboring communities. Management believes that this policy is an integral part of its business and, therefore, it forms the framework within which each business area sets its annual objectives in this regard. This policy ratifies the commitment to meeting the applicable laws and implementing environmental management, quality, security, and occupational health systems.

The Company has been a pioneer in environmental practices certification (ISO 14001) both in Argentina and in the oil industry worldwide. As from 1993, the Company was granted over 60 certifications in the following areas: Environment (ISO 14001), Quality (ISO 9001), and Safety & Occupational Health (IRAM 3800/OHSAS 18001).

During the last quarter of the fiscal year, the Company started a process to integrate its environmental policies and those of the Parent company, Petróleo Brasileiro S.A. &ndash PETROBRAS. In this regard, both companies will work in different efforts to integrate strategies, policies, resources, purposes goals and work plans. For this purpose, the Company hired the services of an international consulting company to perform an environmental analysis aimed at checking the environmental impact of its operations in accordance with the stricter quality standards and the latest international practices in this regard.

TGS stamp tax

TGS has received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Río Negro, Santa Cruz and La Pampa, for an approximate amount of 813 (including interests and penalties), with the purpose of collecting stamp tax that, according to tax authorities would be applicable to the Share-Transfer Agreement executed in the privatization of Gas del Estado (GdE) and the transportation services offers from TGS to its customers.

TGS filed declarative actions with the Federal Supreme Court, seeking that such court issue its opinion about the legitimacy of provincial claims and requiring that provinces be ordered to refrain from conducting any actions intended to collect the tax claimed until the Federal Supreme Court decides on the merits of the case. The Federal Supreme Court granted the precautionary measures requested by TGS in connection with the requierements made by the provinces of Neuquén, Río Negro and Santa Cruz.

TGS´s management considers that agreements predating takeover date were not subject to provincial stamp tax as the parties to the agreement were stamp tax exempt. Furthermore, TGS´s management believes that even if the agreements executed before takeover date had been subject to stamp tax, under the terms of the Transfer Agreement such tax should be borne by GdE or the Argentine government. As regards the remaining assessments, TGS´s management is of the opinion that offers to render transportation services are not subject to the tax in question. TGS believes that, should it be determined that such offers are taxable, this should be considered a change in interpretation of tax law and, its impact should be reflected in the tariff according to regulations on the subject. Ente Nacional Regulador del Gas (ENARGAS, the federal gas regulatory agency) believes that the claims for stamp tax lack merit because it considers the tax unlawful.

Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of December 31, 2002, which are not disclosed in the remaining notes, amount to 102.

In addition, as of December 31, 2002, the Company had the following contractual commitments:

	Total Units	Until

Purchase Commitments
Ship or pay agreement with OCP (in bbls/ day)	80,000	2018
Long &ndashterm service agreement (in millions of USD)	29	2006
Gas transportation agreement with TGS (in MMm3)	13,072	2014
Ethylene (in thousands of tons)	367	2015
Benzene (in thousands of tons)	1,015	2015

Sales commitments
Natural gas (in MMm3)	17,827	2019
Crude oil (in millions of barrels)	5	2003
Styrene (in thousands of tons)	52	2004
Electric power (in MWh)	329,115	2003

e) Reserves for contingencies

The movements of reserves for contingencies were as follows:

11. Contribution, benefit pension and stock option plans of Pecom Energía

a) Contribution and benefit pension plans

Defined contribution plan:

Pecom Energía sponsors a defined contribution plan that applies to all employees of Pecom Energía with salaries above a specified level. Through this plan, Pecom Energía matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. As from January 2002, Pecom Energía has suspended, at the moment, this benefit due to the uncertainties posed by the Argentine economic conditions, as detailed in Note 16. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

Defined benefit pension plan:

All employees of Pecom Energía, that take part without interruption in the defined contribution plan, that have joined Pecom Energía prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by Pecom Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. Assets of the fund were contributed to a trust and they are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. As of December 31, 2002, the fund amounted to about 96. The Company charges to expenses its contribution to the funds.

According to its By-laws, Pecom Energía contributes to the fund through a contribution proposed to the Pecom Energía Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the years ended December 31, 2002 and 2001, the Board of Directors did not make use of this power. Pecom Energía charges to expenses its contributions to the fund.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

During the last quarter of the fiscal year, Pecom Energía admitted the advanced collection of this plan by benefiaries should they expressly state so. All the individuals that exercised the abovementioned option before February 13, 2003, have lost their rights to collect their retirement supplement, thusi.e. they are no longer plan beneficiaries.

As of the issuance date of these financial statements, and as a result of the comments made in the previous paragraph, the amount accumulated in favor of plan beneficiaries decreased by 31%. As of February 28, 2003, the funds amount to about 63

b) Stock option plan

The Board of Directors of Pecom Energía approved the application of a long-term incentive Program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Pecom Energía approved the Plans for year 2001 ("2001 Plan") and for year 2000 ("2000 Plan"), focused on senior officers of Pecom Energía.

Both plans consist in granting the right to exercise certain options to receive Perez Companc shares or the cash equivalent at market, as described below:

2001 Plan

5,364,125 options to receive the value arising from the positive difference between the average listed price of Perez Companc shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares ("appreciation rights").

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of December 31, 2002 the excercised options amount 5 miles of argentine pesos.

596,014 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from March 5, 2005 ("full value").

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

3,171,137 options to receive the value arising from the positive difference between the average listed price of Perez Companc shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares ("appreciation rights").

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003. As of December 31, 2002 the excercised options amount 106 miles of argentine pesos.

352,347 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from May 29, 2004 ("full value").

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the exercise years and adjusted in accordance with the listed price of the share. A total amount of 5 was charged to expenses in the year ended December 31, 2002.

12. Capital stock and restrictions on unappropriated retained earnings

As of December 31, 2002, the Company's capital stock totaled 2,132 fully subscribed, issued, paid-in and registered.

Changes in capital stock in the last three fiscal years:

	December, 31
	2002	2001	2000

Common stock &ndash face value $	1	1	1

Class A: 5 votes per share	-	628	628
Class B: 1 vote per share	2,132	1,504	1,504
	2,132	2,132	2,132

On January 25, 2000, the Company completed the exchange offer of its new Class B shares for shares of Pecom Energía common stock, thereby increasing its interest in Pecom Energía to 98.21% from 28.92%.

For each Pecom Energía share contributed, 2.7854 Perez Companc new Class B shares were issued. Then, the Company received 540,029,435 Pecom Energía shares (41,741 Class A and 539,987,694 Class B) in exchange for 1,504,197,988 new Class B shares of the Company issued for a face value of 1,504 recognizing an additional paid-in capital of 264. Such exchange ratio assures an interest in the capital stock of the Company equivalent to the interest in the capital stock of Pecom Energía before performing such contribution.

Perez Companc Class B shares are entitled to one vote per share. Until December 31, 2009, each of these Class B shares will be entitled to a premium dividend equal to 150% of any dividend paid on each of Perez Companc Class A shares. The Class A shares will automatically convert into class B shares if transferred to third parties, unrelated to the current shareholders.

Class B shares were authorized for public offering in Argentina and in the United States of America by the CNV and the SEC, respectively. Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to the terms and conditions of the share swap offer mentioned in note above, class "A" shares would be automatically converted into class "B" shares in case they were transferred to third parties unrelated to the original holders of such shares. Based on the change in the interest control described in note 17, on October 17, 2002, the BCBA (Buenos Aires Stock Exchange) authorized the conversion of class "A" common shares into the same number of class "B" common shares and their admission into the listing system. In addition, the CNV approved their public offer.

According to Law No. 19,550 and its amendments, 5% of net income for the year must be appropriated to the legal reserve until such reserve reaches 20% of capital stock.

The financial agreements signed upon the overall refinancing of Pecom Energía's financial payable limit the subsidiary's dividend payment in cash.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

13. Other receivables, other liabilities, other operating income, and other income, net.

(1) In December 2001, the Company, through its subsidiaries Perez Companc de Venezuela S.A. and Corod Producción S.A., assigned to an international lending institution a part of the capital fees (related to investments made by such companies) to be collected from PDVSA, as provided by the Oritupano Leona Consortium Service Agreement (see Note 3), in the amount of US$ 120 million. Capital fees assigned are settled by PDVSA in twelve quarterly, equal, and consecutive installments starting February 2002. This transaction was made, net of the discount made at LIBOR plus 2.75%. In order to guarantee the lending institution that PDVSA will meet the obligations under this agreement, the Company assigned an additional part of the capital fees to be collected from PDVSA in the amount of US$ 10 million. Should PDVSA not settle any amount payable on this account by the due-date, exclusively in the event that such noncompliance stems from any commercial challenge or claim that such company may have with respect to billings for investments made, the Company may choose to assign the lending institution additional capital fees in an amount equivalent to that challenged, or else it may settle the payable in cash. This assignment does not release Consortium members from the obligations under the previously mentioned service agreement.

14. Balances and transactions with related companies

The outstanding balances as of December 31, 2002 and 2001, from transactions with related companies are as follows:

The Company has purchase and sale transactions with its affiliates. All the transactions with affiliates are made in the ordinary course of business and on market terms. The principal transactions with affiliates for the years ended December 31, 2002 and 2001, were as follows:

15. Business segment and geographic consolidated information

Perez Companc determined its operating segments based on differences in the nature of their operations. The composition of segments and measure of segment results are consistent with that used by Perez Companc´s management in making strategic decisions.

Perez Companc's business is mainly concentrated in the energy sector, especially through its activities in oil and gas exploration and production, hydrocarbons marketing and transportation, refining, petrochemicals and electricity.

The Oil and Gas Exploration and Production segment is the core of Perez Companc´s business. It is composed of Pecom Energía´s directly held oil and gas operations and the operations of some of its subsidiaries and affiliates.

The Refining segment includes Pecom Energía´s operations in Refinería San Lorenzo, and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

The Petrochemical segment includes Pecom Energía´s operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

The Hydrocarbons Marketing and Transportation segment includes Pecom Energía´s operations of hydrocarbons trading and liquids processing and its interest in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

The Electricity segment includes Pecom Energía´s operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interest in Conuar S.A. and FAE S.A. (See Note 6), Edesur S.A. (through Distrilec Inversora S.A.), Transener S.A. (through Citelec S.A.), Enecor S.A., Yacylec S.A. and Hidroneuquén S.A.

Perez Companc´s operations also cover mining, agriculture, cattle raising and forestry, which have been grouped under "Other investments" (See Note 6.V). Assets and operating income which could not be identified with any business segment, discontinued operations and inter-segments eliminations were grouped under "Corporate, Other Discontinued Investments and Eliminations".

The applicable valuation methods to report business segment information are those described in Note 2 to these financial statements. The transfer prices of inter-segment transactions are the respective market prices. Perez Companc assesses the performance of its business segments by taking operating income as a reference. The following items have not been included in operating income: financial income (expense) and holding gains (losses), equity in non-operating earnings of affiliates, other income net, income tax and minority interests in subsidiaries.

The following information shows total assets and operating income (loss) for each of the business segments identified by Perez Companc's management:

The following information shows long-lived assets, total assets, net sales and operating income by geographic area.

16. Recent economic events

Argentina is under a serious economic situation that is mainly characterized by the high foreign debt level, the declaration of the payment default of most of the Argentine foreign debt, a financial system in crisis, a country risk that reached unprecedented international levels and an economic recession of more than 4 years. This situation generated a significant reduction in products and services demand and a significant unemployment increase. In addition, the Government´s ability to meet its obligations and the possibility to access foreign financing have been affected by these circumstances.

Since December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions subject, in some cases, to the previous authorization of the B.C.R.A. (Central Bank of Argentina).

The obligation was established to deposit with Argentine banks foreign currency arising from exports, as long as no prior exemption mechanisms were in place. In this regard, Executive Decree No. 1589/89 establishes that producers with free availability of crude oil, natural gas and/or liquefied gases under the terms of Law No. 17,319 and supplementary executive orders, and produces who agree so in the future, shall have the free availability of the percentage of funds established by the bids and/or renegotiations, or provided in the respective agreements, in which case they shall not be required to pay and settle the funds related to that percentage. In all cases, the freely available maximum percentage of funds shall not exceed 70% of each transaction. The Company is unable to guaranteeNo assurance can be given whether the government will not amend the above mentioned system in the future.

Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Other regulations were issued which main aspects as of the approval date of these financial statements are summarized below:

amendment of the charter of the Central Bank of Argentina ("BCRA"), authorizing it the issuance of money in excess of the foreign currency reserves, the granting of short-term loans to the federal government and to provide financial assistance to financial institutions with liquidity or solvency problems;

establishment of an "official" exchange system, mainly for exports, certain imports, and bank loans, and a "freely floating" exchange market for the rest of the transactions. The "official" exchange rate was fixed at Ps. 1.40 to US$ 1, and the "freely floating" exchange rate as of the close of business of the first day the exchange market reopened, ranged from Ps. 1.60 to Ps. 1.70 to US$ 1 (selling rate). In order to maintain the Argentine peso exchange rate, on several occasions the BCRA became involved through the sale of reserves in US dollars. On February 3, 2002, the Federal Executive announced the elimination of the double-tier exchange rate system and replacement of the latter with a floating exchange rate for all the transactions. As of December 31, 2002, the exchange rate was USD1 = ARS 3.38 de-dollarization of US dollar-denominated deposits with Argentine financial institutions at the Ps 1.40-to-US$ 1 exchange rate, and of all US dollar-denominated obligations assumed in Argentina as of January 6, 2002, at the Ps 1-to-US$ 1. Deposits and certain loans switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" to be published by the BCRA and which will be applied as from February 3, 2002, plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system, both rates set by the BCRA;

bank deposits were rescheduled to be reimbursed in installments, fixing amounts and due dates based on the amounts booked. Afterwards, the owners of deposits in U.S. dollars were entitled to convert such deposits, in part or in full, into bonds denominated in U.S. dollars and with a 10-year maturity term, or bonds denominated in pesos with a three or five-year maturity term, or bills with a specific term.

the continuity of restrictions on the funds deposited with financial institutions before December 3, 2001. The deposits made after that date as well as foreign transfers received after such date will be freely available and they may be withdrawn in the currency originally agreed upon.

issuance of bonds by the Argentine Government, denominated in Argentine pesos and US dollars to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

de-dollarization of all private agreements entered into as of January 6, 2002, at the Ps 1-to-US$ 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in (c) above; if the services turned expensive and the parties failed to reach an agreement, Justice may be requested to establish a fair value. The obligations generated after such law will not be applied any adjustment provisions;

the conversion into Argentine pesos and elimination of indexation clauses regarding public service rates, fixing those rates in pesos at the exchange rate of ARS 1 = USD 1.

prior BCRA authorization to make transfers abroad on account of financial loan services except those granted by international organizations or governmental credit agencies, and dividend distributions, regardless of the payment method (such payments may be made with freely-available abroad funds). However, this requirement is not applicable to financing payments subsequent to February 11, 2002. In December 2002, the B.C.R.A. began to reduce certain restrictions; thus, the previous authorization for the payment of interest was no longer necessary. In addition, under certain circumstances, the previous authorization for some principal payments was not required either. In January 2003, those institutions entitled to carry out foreign exchange transactions were authorized to make profit and dividend payments abroad with respect to closed financial statements certified by external auditors.

implementation of taxes on oil & gas exports and certain oil by-prod he Argentine Government ucts. The Argentine Government levied 20% export taxes on crude oil exports and 5% taxes on the export of some oil derivatives, effective since March 1, 2002, and for five years. These export taxes began to be levied on the Company´s products shipped as from April 1, 2002.

the income-tax deduction of the exchange differences resulting from applying the new exchange rate on net position of assets and liabilities in foreign currency as of January 6, 2002, in the amount of 20% per annum over the five fiscal years ending after the Law´s effective date. In this regard, the foreign exchange rate exceeding such amount should affect the related tax year according to the general provisions of Income Tax Law. Foreign exchange rates subject to the special treatment are those related to Argentine-source income.

Towards the end of 2002, the Argentine Government implemented different measures aimed at unblocking the economy and abrogating certain restrictions to gradually normalize the foreign exchange market and the commercial and financial flow of foreign currency. In this regard, among other measures, the restrictions on the free availability of funds deposited in demand accounts were eliminated, the restrictions on principal and interest payment regarding payables to foreign creditors and those on the payment terms of imports and exports of capital goods were reduced, the access of individuals and legal persons to the foreign exchange market was extended, and the withdrawal of foreign currencies to pay dividends was authorized.

On March 5, 2003, the Supreme Court declared that the conversion of deposits denominated in U.S. dollars into Argentine pesos was not constitutional. The Supreme Court authorized the claim of the Province of San Luis to redollarize its deposits. Although this decision does not generalize the redollarization, it constitutes an important background for the remaining bank deposits converted into pesos.

These financial statements do not comprise the effects deriving from the new political, economic and foreign exchange regulations known as of their date of issuance. All the Company´s Management estimations have been made considering such policies. The impact deriving from the additional measures to be implemented by Government and from putting those previously adopted in practice shall be booked once the Company´s Management becomes aware of them.

  Controlling Group

On October 17, 2002, Petrobras Participacoes, S.L., a wholly-owned subsidiary of Petróleo Brasileiro S.A. &ndash PETROBRAS ("Petrobras"), acquired 58.6% of Perez Companc´s capital stock from the Perez Companc Family and Fundación Perez Companc. Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad. Prior to that date, the Perez Companc Family, together with Fundación Perez Companc, had owned at least half of the share capital issued by Perez Companc.

18. Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

Property, plant and equipment.

Equity in affiliates.

Costs of sales.

Foreign currency assets and liabilities.

Consolidated detail of expenses incurred and depreciation.

Information about ownership in subsidiaries and affiliates.

Oil and gas areas and participation in joint ventures.

Combined joint ventures and consortia assets, liabilities and results.

Property, plant and equipment as of December 31, 2002 and 2001

(Stated in millions of Argentine Pesos - See Note 1.c)

2002						
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Net book value at beginning of the year	5,757	190	628	733	253	185	7,746
Effect of traslation	1,713	-	200	-	-	-	1,913
Net increase (decrease)	333	5	27	(6)	(247)	2	114
Depreciation	748	18	93	45	6	34	944
Net book value at end of the year	7,055	177	762	682	-	153	8,829

	2001						
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Net book value at beginning of the year	4,478	179	679	768	253	168	6,525
Net increase (decrease)	1,792	26	13	13	9	40	1,893
Depreciation	513	15	63	48	9	24	672
Net book value at end of the year	5,757	190	629	733	253	184	7,746

b) Equity in affiliates
(Stated in millon of Argentine pesos - See Note 1.c)

	2002									2001
					Information of the issuer					
	Description of securities					Last available financial statements				
Company	Face value	Amount	Cost	Book value	Main business	Date	Capital stock	Net income for the year	Equity	Book value
Shares										
Cerro Vanguardia S.A. (2)	-	-	-	-	Minery	-	-	-	-	118
Cía. de Inversiones de Energía S.A. (1)	$ 1	129,429,046	596	-	Investor in T.G.S. S.A.	12/31/02	259	(608)	247	406
Citelec S.A. (1) (3)	$ 1	73,154,437	296	70	Investor in Transener S.A.	12/31/02	249	(353)	291	253
Coroil S.A.	Bs 1.000	490	47	37	Investor in Acema consortium	09/30/02	-	(4)	203	50
Distrilec Inversora S.A.	$ 1	241,341,830	683	662	Investor in Edesur S.A.	12/31/02	498	(104)	1,169	720
Empresa Boliviana de Refinación S.A.	$Bs 1000	178,752	102	135	Refining	-	-	-	-	52
Enron de Inversiones de Energía S.C.A.	-	-	-	-	Investor in T.G.S. S.A.	-	-	-	-	57
Hidroneuquen S.A. (3)	$ 10	25,744,097	26	16	Electric transmission	-	-	-	-	-
Inversora Mata S.A.	Bs 1.000	490	71	111	Investor in Mata consortium	12/31/02	-	(15)	225	70
Oleoducto de Crudos Pesados Ltd.	US$ 0.01	31,500	33	97	Oil storage and shipment	-	-	-	-	33
Oleoductos del Valle S.A.	$ 10	2,542,716	61	87	Oil storage and shipment	12/31/02	110	45	375	79
Pecom Agra S.A. (3)	-	-	-	-	Agrobusiness	-	-	-	-	61
Petrolera Perez Companc S.A.	$ 1	96,050	2	40	Oil & Gas	12/31/02	1	62	204	39
Petroquímica Cuyo S.A.	$ 0.083	240,000,000	43	39	Petrochemical	12/31/02	50	(11)	129	44
Refinería del Norte S.A.	$ 10	2,610,809	63	88	Refining	06/30/02	92	(28)	222	79
Transportadora de Gas del Sur S.A. (1)	$ 1	58,408,751	168	87	Oil transportation	12/31/02	794	(633)	1,773	118
Yacylec S.A.	$ 0,1	100,000,000	25	27	Electric transmission	12/31/02	45	9	123	28
Total			2,216	1,496						2,207

(1) See Note 6. VI)

(2) See Note 6. V)

(3) See Note 6. IV)

c) Costs of sales for the years ended December 31, 2002 and 2001

(Stated in millions of Argentine Pesos - See Note 1.c)

2002							
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Hydrocarbons Marketing and Transportation	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Inventories at beginning	88	74	129	28	2	251	(20)	552
Effect of traslation	4	-	3	-	-	-	-	7
Costs (Section e)	1,511	37	148	126	3	53	1	1,879
Holding gain (loss)	16	(43)	(4)	13	-	11	10	3
Purchases, consumption and other	81	961	769	50	6	(68)	(865)	934
Assets for sale	-	-	-	(23)	-	(176)	-	(199)
Inventories at end	(128)	(96)	(168)	-	-	-	38	(354)
Costs of sales	1,572	933	877	194	11	71	(836)	2,822

	2001							
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Hydrocarbons Marketing and Transportation	Other Investments	Corporate, Other Discontinued Investments and Eliminations	Total
Inventories at beginning	74	94	131	37	-	253	(15)	574
Costs (Section e)	1,117	46	138	122	41	61	-	1,525
Purchases, consumption and other	64	637	514	116	22	31	(517)	867
Inventories at end	(88)	(74)	(129)	(28)	(2)	(251)	20	(552)
Costs of sales	1,167	703	654	247	61	94	(512)	2,414

Foreign currency assets and liabilities as of December 31, 2002 and 2001

(Stated in millions of Argentine Pesos - See Note 1.c)

Consolidated detail of expenses incurred and depreciation for the years ended December 31, 2002 and 2001

(Stated in millions of Argentine Pesos - See Note 1.c)

2001	2002			
Account	Total	Total	Costs	Administrative expenses and selling	Exploration expenses
Salaries and wages	292	215	73	135	7
Social security taxes	50	32	14	17	1
Other benefits to personnel	68	69	19	49	1
Taxes, charges and contributions	7	11	6	4	1
Fees and professional advisory	57	48	3	44	1
Depreciation of property, plant and equipment	672	944	881	63	-
Amortization of other assets	7	6	1	5	-
Oil and gas royalties	262	345	345	-	-
Spares and repairs	83	102	100	2	-
Geological and geophysical expenses	31	28	-	-	28
Abandoned exploratory wells and impairment of unproved oil and gas properties	-	17	-	-	17
Transportation and freights	142	152	29	123	-
Construction contracts and other services	231	297	281	16	-
Fuel, gas, energy and other	44	37	36	1	-
Other operating costs and consumption	218	214	91	120	3
Allowances for doubful accounts	13	17	-	17	-
Recovery of expenses	(107)	(59)	-	(58)	(1)
Total 2002		2,475	1,879	538	58
Total 2001	2,070		1,525	502	41

f) Information about ownership in subsidiaries and affiliates as of December 31, 2002

g) Oil and gas areas and participation in joint ventures as of December 31, 2002

h) Combined joint ventures and consortia assets and liabilities as of December 31, 2002 and 2001 and results for the years then ended

(Stated in millions of Argentine Pesos - See Note 1.c)

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(Not covered by the Independent Public Accountants´ report)

The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by Statement of Financial Accounting Standards N° 69 "Disclosures about Oil and Gas Producing Activities" and includes the Company and its subsidiaries oil and gas production activities as well as the equity shares in its affiliates valued by the equity method. The Company has oil and gas properties in the Argentina and the rest of Latin America; the respective detail is disclosed in note 18.g. to the financial statements.

The amounts derived from minority interest in consolidated subsidiaries are not significant, therefore, they have not been included.

Amounts in millions of pesos are stated as mentioned in note 1.c. to the financial statements.

Capitalized costs

The following table presents the capitalized costs as of December 31, 2002, 2001 and 2000, for proved and unproved oil and gas properties, and the related accumulated depreciation, depletion and amortization (which includes the accrual for future abandonment costs).
2002	2001	2000

( in millions of pesos &ndash note 1.c.)
Consolidated companies:

Proved properties:
Equipment, camps and other facilities	2,460	1,735	1,510
Mining properties and wells	6,960	5,604	5,067
Unproved properties	943	744	441

Total capitalized costs	10,363	8,083	7,018

Accumulated depreciation, depletion and amortization, and allowances which reduce the value of assets	(3,308)	(2,326)	(2,540)

Subtotal of consolidated companies	7,055	5,757	4,478

Company´s share in capitalized costs by unconsolidated affiliates	204	151	358

Total net capitalized costs	7,259	5,908	4,836

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2002, 2001 and 2000. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.
	2002			2001			2000
Argentina	Rest of Latin- America	Total	Argentina	Rest of Latin- America	Total	Argentina	Rest of Latin- America	Total

(in millions of pesos &ndash note 1.c.)
Consolidated companies:

Acquisition of properties:

- Proved	26	-	26	465	70	535	1,881	1,392	3,273

- Unproved	-	-	-	172	131	303	61	380	441

Exploration costs	22	67	89	35	22	57	9	59	68

Development costs	220	260	480	493	731	1.224	349	415	764

Total costs incurred by consolidated companies	268	327	595	1,165	954	2,119	2,300	2,246	4,546

Company´s share in costs incurred by unconsolidated affiliates	7	10	17	7	46	53	33	325	358

Total costs incurred	275	337	612	1,172	1,000	2,172	2,333	2,571	4,904

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2002, 2001 and 2000. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the rates applicable at the end of each period on taxable income.
	2002			2001			2000
Argentina	Rest of Latin- America	Total	Argentina	Rest of Latin- America	Total	Argentina	Rest of Latin- America	Total

(in millions of pesos &ndash note 1.c.)

Results of operations of consolidated companies:

Net sales:

- to third parties	818	1,175	1,993	703	770	1,473	548	659	1,207

- transfers to other operations	771	-	771	470	-	470	253	-	253

Total net sales	1,589	1,175	2,764	1,173	770	1,943	801	659	1,460

Production costs:

Operating costs	(234)	(265)	(499)	(262)	(153)	(415)	(183)	(116)	(299)

Royalties and other	(236)	(158)	(394)	(216)	(96)	(312)	(159)	(92)	(251)

Total production costs	(470)	(423)	(893)	(478)	(249)	(727)	(342)	(208)	(550)

Exploration costs	(21)	(37)	(58)	(20)	(21)	(41)	(2)	(11)	(13)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(354)	(388)	(742)	(332)	(177)	(509)	(185)	(129)	(314)

Results of operations before income tax	744	327	1,071	343	323	666	272	311	583

Income tax	(278)	(32)	(310)	(124)	(57)	(181)	(87)	(13)	(100)

Results of operations - consolidated companies	466	295	761	219	266	485	185	298	483

Company´s share in results of operations by unconsolidated affiliates	23	8	31	9	4	13	11	24	35

Total	489	303	792	228	270	498	196	322	518

Estimated oil and gas reserves

Proved reserves represent estimated quantities of oil (including crude oil, condensate and natural gas liquids) and natural gas, which available geological and engineering data demonstrates with reasonable certainty to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with Rule 4-10 of Regulation S-X, the Company's reserve estimates as of December 31, 2002, 2001 and 2000, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.

Reserves engineering is a subjective process of estimation of hydrocarbon accumulation, which cannot be accurately measured, and the reserve estimation depends on the quality of available information and the interpretation and judgment of the engineers and geologists. Therefore, the reserves estimations, as well as future production profiles, are often different than the quantities of hydrocarbons which are finally recovered. The accuracy of such estimations depends, in general, on the assumptions on which they are based.

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2002, 2001 and 2000:

CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS IN THOUSAND OF BARRELS		NATURAL GAS IN MILLION OF CUBIC FEETS
CONSOLIDATED COMPANIES	UNCONSOLIDATED COMPANIES	CONSOLIDATED COMPANIES	UNCONSOLIDATED COMPANIES

Proved reserves (developed and undeveloped)	ARGENTINA	REST OF LATIN- AMERICA	ARGENTINA	REST OF LATIN- AMERICA	TOTAL	ARGENTINA	REST OF LATIN- AMERICA	ARGENTINA	REST OF LATIN- AMERICA	TOTAL

Purchase of proved reserves in place due to the exchange offer, as of January 25, 2000* the exchange	291,198	403,577	7,716	27,598	730,089	1,072,90	407,072	23,228	950,616	2,453,856
Increase(Decrease) originated in:
Revisions of previous estimates	(1,692)	(14,598)	-	14,661	(1,629)	(47,184)	25,406	(910)	36,454	13,766
Improved recovery	12,599	33,661	1,082	1,003	48,345	26,372	26	4,239	-	30,637
Extensions and discoveries	7,032	67,065	-	2,249	76,346	26,152	5,199	-	182,820	214,171
Purchase of proved reserves in place	13,687	1,683	-	305	15,675	141,377	-	-	-	141,377
Sale of proved reserves in place	(19,316)	-	-	-	(19,316)	(4,896)	-	-	-	(4,896)
Year´s productions production	(17,187)	(16,594)	(528)	(1,037)	(35,346)	(52,733)	(15,893)	(1,582)	(7,398)	(77,606)

Reserves as of December 31,2000*	286,321	474,794	8,270	44,779	814,164	1,162,028	421,810	24,975	1,162,492	2,771,305

Increase (Decrease) originated in:
Revisions of previous estimates	(31,960)	(17,103)	(2,519)	(956)	(52,538)	(402,740)	48,114	(7,054)	-	(361,680)
Improved recovery	12,596	17,913	1,670	177	32,356	20,605	18,605	1,798	-	41,008
Extensions and discoveries	14,303	17,769	-	830	32,902	71,307	30,582	-	-	101,889
Purchase of proved reserves in place	24,115	18,398	-	-	42,513	376,365	-	-	-	376,365
Sale of proved reserves in place	(50,816)	-	-	(32,632)	(83,448)	(18,002)	-	-	(1,162,492)	(1,180,494)
Year´s production	(24,122)	(21,645)	(578)	(432)	(46,777)	(98,206)	(24,058)	(1,590)	-	(123,854)

Reserves as of December 31,2001*	230,437	490,126	6,843	11,766	739,172	1,111,357	495,053	18,129	-	1,624,539

Increase (Decrease) originated in:
Revisions of previous estimates	(14,493)	(112,545)	(375)	(880)	(128,293)	(247,448)	(123,594)	(10,702)	-	(381,744)
Improved recovery	4,027	3,510	168	-	7,705	64,550	9,687	11,821	-	86,058
Extensions and discoveries	6,839	9,596	99	461	16,995	88,265	10,662	-	-	98,927
Purchase of proved reserves in place	516	-	-	-	516	-	-	-	-	-
Sale of proved reserves in place	-	-	-	-	-	-	-	-	-	-
Year´s production	(20,225)	(21,029)	(494)	(469)	(42,217)	(90,860)	(22,352)	(1,324)	-	(114,536)

Reserves as of December 31,2002*	207,101	369,658	6,241	10,878	593,878	925,864	369,456	17,924	-	1,313,244

(*)Includes proved developed reserves:
As of January 25, 2000	164,626	146,644	5,932	8,414	324,616	436,576	229,359	18,536	368,654	1,080,125
As of December 31, 2000	178,844	172,702	6,278	17,245	375,069	495,936	241,754	19,793	473,684	1,231,167
As of December 31, 2001	147,560	198,964	4,364	4,844	355,732	548,526	290,638	13,308	-	852,472
As of December 31, 2002	141,891	173,820	4,428	4,056	324,195	539,731	209,854	14,373	-	763,958

The estimated reserves were subjected to economic tests to determine economic limits. Such estimated reserves in Argentina, Perú and Bolivia, are stated prior to the payment of any royalties as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, the reserves are stated after such percentage. In Venezuela, the Company receives, for its interest in the "Oritupano-Leona" Block, a fee per barrel delivered to the Government of Venezuela. Additionally, the Company receives a fee for reimbursement of certain capital expenditures. In the Mata, Acema and La Concepción areas, the Company collects a variable fee per barrel delivered that contemplates production costs plus a mark-up. Under these contracts, the Venezuelan government maintains full ownership of all hydrocarbons in fields. The reserve volumes in Venezuela are computed by multiplying the Company's working interest by the gross proved recoverable volumes for the contract area, In accordance with the agreement governing current petroleum operations in Venezuela. The Company is exempt from production royalty payments.

Had the economic method of calculating proved reserves (future expected cash flows of each field divided by the oil market prices at year end) been used, the reported amounts of crude oil, condensate and natural gas liquids proved reserves for consolidated companies in "Rest of Latin America" would have decreased by approximately 28.4%, 14.6 % and 20.7%, and the reported crude oil, condensate and natural gas liquids proved reserves for unconsolidated companies in "Rest of Latin America" would have decreased by approximately 42%, 30.1 % and 13.6 % as of December 31, 2002, 2001 and 2000, respectively. The information in this paragraph was not audited by Gaffney, Cline & Associates.

Standardized measure of discounted future net cash flows

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by Statement of Financial Accounting Standards N° 69, such future net cash flows were estimated using each year-end prices and costs held constant for the life of the reserves (except in such circumstances in which the sale of hydrocarbons is governed by contracts fixing the sale price or its escalation) and using a 10% annual discount factor. Future development costs include estimated drilling costs, exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company´s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices, costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed below. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows derived from the reserves of hydrocarbons.

	2002			2001			2000
Argentina	Rest of Latin- America	Total	Argentina	Rest of Latin- America	Total	Argentina	Rest of Latin- America	Total

(in millions of pesos &ndash note 1.c.)
Consolidated companies:

Future cash flows	19,726	24,965	44,691	10,878	15,153	26,031	17,191	17,047	34,238

Future production costs	(3,765)	(6,943)	(10,708)	(3,694)	(5,224)	(8,918)	(5,257)	(5,536)	(10,793)

Future development and abandonment costs	(1,379)	(3,001)	(4,380)	(1,329)	(2,442)	(3,771)	(1,427)	(2,540)	(3,967)

Future income tax	(4,759)	(3,840)	(8,599)	(1,322)	(1,663)	(2,985)	(3,114)	(2,407)	(5,521)

Future net cash flows	9,823	11,181	21,004	4,533	5,824	10,357	7,393	6,564	13,957

10% annual discount	(4,049)	(5,229)	(9,278)	(1,842)	(2,893)	(4,735)	(3,812)	(3,343)	(7,155)

Subtotal of consolidated companies	5,774	5,952	11,726	2,691	2,931	5,622	3,581	3,221	6,802

Company´s share in standardized measure by unconsolidated affiliates	155	142	297	59	79	138	89	858	947

Total	5,929	6,094	12,023	2,750	3,010	5,760	3,670	4,079	7,749

As described in note 2.m to the financial statements, the Company uses various derivative financial instruments to mitigate the impact of changes in crude oil prices. Had such instruments been considered, the effects on Future cash flows would have decreased 951, 44 and 831 and the effects on Total would have decreased 537, 26 and 479 for the years 2002, 2001 y 2000 respectively.

As described in note 16 to the financial statements, since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures. The standardized measure of future cash flows as of December, 2001 disclosed above does not include the effects of these measures.

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2002, 2001 y 2000:

CONSOLIDATED AND UNCONSOLIDATED COMPANIES
	2002			2001			2000
Argentina	Rest of Latin- America	Total	Argentina	Rest of Latin- America	Total	Argentina	Rest of Latin- America	Total

(in millions of pesos &ndash note 1.c.)

Standardized measure at beginning of year	2,750	3,010	5,760	3,670	4,079	7,749	3,236	3,354	6,590

Changes related to oil & gas activities:

Sales net of production costs	(1,386)	(893)	(2,279)	(982)	(570)	(1,552)	(925)	(576)	(1,501)

Net change in sales prices, net of future production costs	6,685	6,995	13,680	(1,346)	(1,041)	(2,387)	504	131	635

Changes in future development costs	(200)	(653)	(853)	(375)	(519)	(894)	(233)	(611)	(844)

Extensions, discoveries and improved recovery, net of future production and associated costs	890	254	1,144	423	430	853	434	1,562	1,996

Development costs incurred	227	270	497	500	777	1,277	356	456	812

Revisions of quantity estimates	(1,035)	(2,754)	(3,789)	(951)	(107)	(1,058)	(87)	(63)	(150)

Purchase of reserves in place	15	-	15	694	85	779	332	33	365

Sale of reserves in place	-	-	-	(463)	(799)	(1,262)	(266)	-	(266)

Net change in income taxes	(2,120)	(1,296)	(3,416)	666	456	1,122	(166)	(489)	(655)

Accretion of discount	362	391	753	458	469	927	445	452	897

Changes in production rates	(478)	350	(128)	478	(151)	327	120	(48)	72

Other changes	219	420	639	(22)	(99)	(121)	(80)	(122)	(202)

Standardized measure at end of year	5,929	6,094	12,023	2,750	3,010	5,760	3,670	4,079	7,749